1/4



10015047

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Zaza Metals Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35155 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	AR/S	*(ANNUAL REPORT)*	☑
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OICF/BY: dw

DATE : 1/7/10

082-35155

ZAZU METALS CORPORATION

AR/S
12-31-08

2008 Annual Report

RECEIVED
2010 JAN -4 A 9:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


ZAZU
METALS CORPORATION

430 – 375 Water Street
Vancouver, BC, V6B 5C6
Tel: (604) 878-9298 Fax: (604) 568-9298

About Zazu Metals Corporation

Zazu Metals Corporation ("Zazu") is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest (Zazu is the operator) with Teck Resources Limited in the Lik zinc-lead-silver deposit, located 22km from Teck's Red Dog mine in northwestern Alaska.

The historical mineral resource at the Lik deposit is 26.7 million tonnes grading 9.16% zinc, 3.15% lead and 49g/t silver and represents one of the largest undeveloped zinc deposits in the world. These are historical estimates which predate NI 43-101 and are thought to be reliable at current drilling density. They are considered to be relevant as they provide an estimate of the approximate size of the Lik deposit. They should not be relied upon until further work is carried out.

Zazu's common shares and common share purchase warrants trade on the Toronto Stock Exchange under the symbols "ZAZ" and "ZAZ.WT", respectively.

Additional information is available on Zazu's website at www.zazumetals.com and also on the SEDAR website at www.sedar.com.

Annual General Meeting

Zazu will hold its Annual General Meeting of shareholders in its offices at 430 – 375 Water Street, Vancouver, BC on Thursday, June 25, 2009 at 10:00am

Contents

Letter to Shareholders

The management of Zazu Metals Corporation is very pleased with the successful completion of all of its goals for 2008. For the Lik deposit, located in Alaska's prolific Red Dog district, we completed a drill program that provided enough data for both a compliant NI 43-101 resource estimation and a Preliminary Assessment (scoping study); completed metallurgical testing demonstrating the production of marketable concentrates; identified exploration targets adjacent to the existing mineralized zones through geophysical exploration; and initiated programs to provide data for both feasibility studies and future mine permitting. Zazu advanced Lik from an exploration property to the early stages of mine development.

All know that 2008 was among the worst years for the economy and the market since the Great Depression. Regrettably, the economic contraction and resulting precipitous decline in the demand for basic materials caused the price of Lead and Zinc to decline significantly from their recent record highs. In spite of this we remain bullish on the long term prospects for the metals and this view is shared by many who work in, and follow, our industry. Mine closures and supply cutbacks kept the lead and zinc market practically in balance. Many of these supply cuts are permanent and the shortfall will be compounded through the exhaustion of some of the world's largest lead-zinc mines by 2012. Consequently there is very little spare capacity or stockpiled zinc to meet even a modest increase in demand. As populations continue to grow and older equipment and infrastructure must eventually be replaced a demand increase is inevitable.

Zazu stands to benefit from the above scenario as there are few, if any, new deposits equal to the size and quality of the Lik resource, or in the same stage of development.

Anticipating the financial downturn, Zazu's management cut back on planned expenditures for the 2009 season. Fortunately, the work completed during the 2008 season is sufficient for the planned engineering studies necessary to support the next stage of development. Zazu is in a strong financial position with sufficient resources to complete current planned programs.

Details of the work completed in 2008 include:

1. Completion of over 22,000 feet of drilling in 2008 for a two year total of nearly 27,000 feet of new drilling on the property, carried out under the direction of Neil Gow of Scott Wilson Roscoe Postle and Associates (Scott Wilson RPA), who serves as Zazu's qualified person. Results of this two year drilling effort are included in a current NI 43-101 resource estimation. The results of the NI 43-101 block modeling have exceeded expectations, confirming the tonnage and grade of the ore body and upgrading the resource to a far higher confidence level. These results will be used for the production of a Preliminary Feasibility Study.

2. Metallurgical analysis performed by G & T Metallurgical Services Ltd. Previous historical metallurgical analysis had yielded good recoveries for both lead and zinc. However, senior management recognized that additional testing on a more representative sample was a necessity for future feasibility studies. The G & T report not only confirmed the previous work, but produced 87% zinc recoveries and indicated potential for lead recoveries in the low 80 percent range in locked cycle testing. Furthermore, the study confirmed the ability to produce clean, saleable grade concentrates for zinc and lead. Future metallurgical work will focus on production of the most marketable zinc and lead concentrates, improving silver recoveries and designing a preliminary process flow sheet.

3. Conduct a comprehensive review of previous geophysical data at Lik and carry out a deep penetrating EM survey over Lik North. Review of previous geophysical data identified additional targets at Lik South and

the new survey on Lik North identified a possible parallel conductor and provided valuable information to be used in spotting drill sites for future drilling programs. Additionally, exploration potential exists aside from that identified by geophysics. Lik South was only tested to between 600 and 700 feet at depth. Future exploration programs will encompass testing both at depth and step out drilling.

4. Continue all environmental programs under the direction of Travis/Peterson Environmental Consulting necessary to support continuation of the mine permitting process.

The foresight to conduct such an intensive program in 2008 allows 2009 to be devoted to development studies with only a small amount fieldwork. Expenditure in 2009 will be a fraction of 2008 while keeping Lik on the development timeline.

Zazu's work programs over the past two years confirmed management's firm belief that Lik is one of the best undeveloped zinc-lead-silver deposits in the Western world.

Management of Zazu Metals Corporation is dedicated to bringing the Lik property into commercial production as quickly and efficiently as possible. However, we are equally dedicated to bringing this about in a sound, environmentally responsible manner and to working hand in hand with all regulatory agencies and the people of Alaska.

We look forward to keeping these groups, in addition to our shareholders, fully informed every step of the way.

On behalf of the board,

Gil Atzmon
Chairman and Chief Executive Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors' Report

To the Shareholders of
Zazu Metals Corporation

We have audited the consolidated balance sheets of Zazu Metals Corporation as at December 31, 2008 and 2007 and the consolidated statements of loss, comprehensive loss and deficit, and consolidated statements of cash flows for the years ended December 31, 2008 and 2007. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 26, 2009

"PricewaterhouseCoopers" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Balance Sheets
As at December 31, 2008 and 2007
In U.S. dollars

	2008	2007
ASSETS		
Current assets		
Cash and cash equivalents	$ 4,453,279	$ 10,538,533
Receivables	46,557	75,410
Prepaid expenses	29,448	53,789
	4,529,284	10,667,732
Mineral properties (note 3)	25,664,514	21,533,657
Equipment (note 4)	435,480	286,212
	$ 30,629,278	$ 32,487,601
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 68,853	$ 642,761
Due to related parties (note 5)	10,712	34,875
	79,565	677,636
Future income taxes (note 7)	193,700	-
	273,265	677,636
SHAREHOLDERS' EQUITY		
Capital stock (note 6(a))	30,941,110	31,025,718
Warrants (note 6(b))	749,600	749,600
Contributed surplus (note 6(c))	674,472	674,472
Stock options (note 6(d))	2,919,900	234,900
Deficit	(4,929,069)	(874,725)
	30,356,013	31,809,965
	$ 30,629,278	$ 32,487,601

Commitments (note 10)
Subsequent event (note 13)

Approved by the Board of Directors:

"Gil Atzmon" (signed)	*"Bryan Morris"* (signed)
Gil Atzmon	Bryan Morris
Director	Director

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
In U.S. dollars

	For the year ended December 31, 2008	For the year ended December 31, 2007
General and administrative expenses:		
Amortization	$ 5,770	$ 2,237
Audit and accounting	111,581	104,144
Consulting fees	503,000	233,750
Directors' fees	48,319	34,875
Incorporation costs	-	5,367
Insurance	78,935	25,918
Investor and shareholder relations	25,388	45,002
Legal fees	49,185	63,252
Office, rent and communication	127,580	44,579
Regulatory and transfer agent	33,348	135,236
Salaries and benefits	427,369	172,308
Stock based compensation (note 6(e))	2,354,700	234,900
Travel	72,279	47,414
Loss before other items	3,837,454	1,148,982
Other items:		
Interest income	221,962	432,513
Foreign exchange loss	(475,652)	(810)
Loss before taxes	(4,091,144)	(717,279)
Future income tax recovery (note 7)	36,800	-
Net loss and comprehensive loss for the period	(4,054,344)	(717,279)
Deficit, beginning of period	(874,725)	(157,446)
Deficit, end of period	($4,929,069)	($874,725)
Basic and diluted loss per share	($0.13)	($0.12)
Weighted average number of shares outstanding	30,663,771	6,063,409

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Cash Flow
In U.S. dollars

	For the year ended December 31,	
	2008	2007
Cash was provided by (used in):		
Operating activities		
Loss for the period	($ 4,054,344)	($ 717,279)
Items not involving cash:		
Amortization	5,770	2,237
Stock based compensation	2,354,700	234,900
Future income tax recovery	(36,800)	-
Change in non-cash working capital (note 9)	(566,637)	252,932
	(2,297,311)	(227,210)
Financing activities		
Shares issued for cash	-	3,763,174
Share issuance costs	(84,608)	(957,017)
Warrants issued for cash	-	1,040,600
Warrants issuance costs	-	(291,000)
Special warrants issued for cash	-	20,082,825
Special warrants issuance costs	-	(1,562,250)
	(84,608)	22,076,332
Investing activities		
Deferred exploration costs incurred	(3,362,263)	(1,208,068)
Purchase of equipment	(341,073)	(337,944)
Property acquisition	-	(20,276,094)
	(3,703,335)	(21,822,106)
Increase (decrease) in cash and cash equivalents	(6,085,254)	27,016
Cash and cash equivalents, beginning of period	10,538,533	10,511,517
Cash and cash equivalents, end of period	$ 4,453,279	$ 10,538,533
Non-cash transactions:		
Stock based compensation capitalized to mineral properties	$ 330,300	$ -
Amortization of equipment capitalized to mineral properties	186,034	49,495
Fair value of broker warrants issued	-	354,489
Increase in accounts payable and accrued liabilities related to mineral properties	21,760	69,485

The accompanying notes are an integral part of these financial statements

1. Nature of operations

Zazu Metals Corporation (the "Company") is a Canadian company which is engaged in the exploration and development of mineral properties. The Company was incorporated by a Certificate of Incorporation issued pursuant to the provisions of the Canada Business Corporations Act on November 29, 2006.

The Company incorporated Zazu Metals (Alaska) Corporation ("Zazu Alaska"), a subsidiary of the Company, in the State of Alaska, United States on January 18, 2007.

These consolidated interim financial statements have been prepared on the basis of a going concern. The Company is currently exploring a mineral exploration property located in the State of Alaska, United States and has not yet determined whether its mineral property contains resources that are economically recoverable. The underlying value of the Company's mineral property and the recoverability of the related deferred costs are entirely dependent on the existence of economically recoverable resources in its mineral property and the ability of the Company to obtain the necessary financing to complete development and upon future profitable production from, or the proceeds from the disposition of, its mineral property. If the going concern assumption was not appropriate, the Company may not be able to realize its assets and satisfy its liabilities in the normal course of business.

2. Significant Accounting Policies

a) Basis of presentation

These financial statements are presented in accordance with generally accepted accounting principles ("GAAP") applicable in Canada. They include the accounts of the Company and its wholly-owned subsidiary, Zazu Alaska, a company incorporated under the laws of the State of Alaska, USA. All significant intercompany transactions have been eliminated.

b) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant areas requiring the use of management estimates are the recoverability of mineral interests and amortization periods for plant and equipment and the assumptions used in the stock option pricing model.

c) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

d) Mineral properties

Direct mineral property acquisition costs, holding costs, field exploration and field supervisory costs are deferred on a property-by-property basis until the properties are brought into production, at which time they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge to operations will be made.

The amounts reported as mineral property interests represent costs incurred to date and do not necessarily reflect present or future values.

e) *Financial instruments*

The Company classifies its cash and cash equivalents as held for trading which are recorded at fair value. Receivables are classified as loans and receivables, which are recorded at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are recorded at amortized cost. As at the period end, the carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their immediate or short term nature.

f) *Asset impairment*

The carrying values of mineral properties and equipment are reviewed by management at least annually to determine if they have become impaired. If impairment is determined to exist, the carrying values will be written down to the estimated fair value.

g) *Asset retirement obligations*

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at the year end, the Company had no asset retirement obligations.

h) *Share capital*

i) The proceeds from the exercise of stock options or warrants are recorded as share capital.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

iii) The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis on relative fair values as follows: the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model and the balance is allocated to the common shares.

iv) Costs directly identifiable with the raising of financing through the issuance of common shares, special warrants and warrants are recorded as a reduction of capital stock, special warrants and warrants respectively.

i) *Amortization*

Amortization is recorded on the declining balance method at annual rates of 45% for computer equipment and 20% for office furniture and equipment. One half of the normal rate is recorded in the year of acquisition.

Some of the Company's exploration equipment is being amortized on a usage basis. Under the Company's agreement with its drilling contractor, the contractor can earn title to this exploration equipment by completing certain performance conditions. The remaining exploration equipment is being amortized on the declining balance method at an annual rate of 30%.

j) *Stock based compensation*

The Company has a stock-based compensation plan, which is described in note 7(e). The Company recognizes stock-based compensation expense using the fair value method at the date of grant. Under the fair value based method, compensation cost attributable to options granted is measured at the fair value at the grant date using the Black-Scholes option pricing model. Compensation expense is recognized over the vesting period of the underlying options, with the offset to a separate component of shareholders' equity (Stock options). Any consideration paid on exercise of stock options, along with the related fair value previously credited to the separate component of shareholders' equity, is credited to share capital.

k) Foreign currency translation

The Company's functional and reporting currency is the US dollar. The Company is based in Canada and its Canadian dollar accounts are re-measured into US dollars using the temporal method as follows:

i) Monetary items at the rate prevailing at the balance sheet date;
ii) Non-monetary items at the historical exchange rate;
iii) Revenue and expense are translated at the average exchange rates in effect during applicable accounting periods except depreciation and amortization which are translated at historical rates;
iv) Exchange gains and losses on foreign currency translation are included in operations for the period.

l) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

m) Loss per share

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The effect of potential issuances of shares from the exercise of outstanding options and warrants would be anti-dilutive for the periods presented and accordingly, basic and diluted loss per share are the same.

n) Comprehensive income/loss

Comprehensive income/loss is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders. Other comprehensive income/loss includes the holding gains and losses from available for sale securities which are not included in net earnings (loss) until realized. As at the year end no amounts were recorded in the other comprehensive income/loss.

o) Variable interest entities

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 "Consolidation of Variable Interest Entities", to harmonize the Guideline with the equivalent Financial Accounting Standards Board (FASB) Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("VIE"). The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.

The Company did not have any VIE's in the year ended December 31, 2008.

p) Risk management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly. The Company is at risk from environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations.

The Company is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

The Company operates in both Canada and the United States, exposing it to market risks from changes in the Canadian currency exchange rate. The financial risk is the risk to the Company's operations that arises from fluctuations in the Canadian currency exchange rate and the degree of volatility of this rate. Currently, the Company does not use derivative instruments to reduce its exposure to Canadian currency risk.

q) Recent accounting pronouncements

In February 2007, the CICA issued Handbook Section 1535, *Capital Disclosures* which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of the Company's financial statements to evaluate the entity's objectives, policies and processes for managing capital. The Company adopted this standard effective January 1, 2008 (see note 11).

In February 2007, the CICA issued Handbook Section 3862, *Financial Instruments – Disclosure* ("Section 3862") and Handbook Section 3863, *Financial Instruments – Presentation* ("Section 3863"), which are effective for fiscal years beginning on or after October 1, 2007. The Company adopted these standards effective January 1, 2008. The objective of Section 3862 is to provide financial statement disclosure to enable financial statement users to evaluate the significance of financial instruments on the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date, and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Company's financial position, performance and cash flows. The Company has designated its cash and cash equivalents as held for trading which are recorded at fair value. Receivables are designated as loans and receivables, which are recorded at amortized cost. Accounts payable and accrued liabilities are designated as other financial liabilities, which are recorded at amortized cost. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their immediate or short term nature.

In May 2007, the CICA issued amended Handbook Section 1400, *General Standards of Financial Statement Presentation*. The section provides revised guidance related to management's responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to annual financial statements for fiscal years beginning on or after January 1, 2008. The Company has included this disclosure in Note 1 to these consolidated financial statements.

In June 2007, the CICA issued Handbook Section 3031, *Inventories* which became effective on January 1, 2008. This section requires that inventory be recorded at the lower of cost or net realizable value. This section also clarifies that the allocation of fixed production overhead requires the consistent use of either first-in, first-out or the weighted average method to measure inventory, and requires that any previous write-downs be reversed when the value of the inventory increases. The amount of the reversal is limited to the amount of the original write-down. The Company adopted this standard effective January 1, 2008 with no effect on the Company's financial statements.

In November 2007, the CICA approved new Section 3064, *Goodwill and Intangible Assets*, replacing Sections 3062, *Goodwill and Other Intangible Assets*, and 3450, *Research and Development Costs*. New Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets and becomes effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted. The adoption of this standard is not expected to have any effect on the Company's financial statements.

3. Mineral properties

LIK Property

The Company is participating in the exploration and possible development of the LIK property through a joint venture (50/50 increasing to 80/20 under certain circumstances) with Teck Cominco American, Inc. ("Teck American"), a wholly owned subsidiary of Teck Cominco Limited. Zazu acquired its interest in the joint venture in June 2007 by making a cash payment of $20,000,000 and granting a 2% net proceeds interest.

Zazu is the operator of the joint venture and has the right to earn from Teck American a further 30% interest by incurring qualifying exploration expenditures on or before January 27, 2018. The terms of the joint venture are governed by the LIK Block Agreement, signed in 1983 which specified an amount of $25.0 million of qualifying expenditures to be adjusted annually for inflation, and which balance is currently estimated to be approximately $39.8 million. As of December 31, 2008, a total of $11.2 million has been incurred in exploration expenditures pursuant to the terms of the LIK Block Agreement.

Once Zazu satisfies this expenditure obligation, Teck American has a onetime election to (i) maintain the 20% interest which shall become a participating interest pursuant to a joint operating agreement with a pro rata sharing of the pre-existing 1% net profits interest, or (ii) transfer its interest in exchange for a 2% net smelter return royalty interest such that Zazu would become the holder of a 100% undivided interest in the LIK property subject only to the pre-existing 1% net profits interest and the 2% net smelter royalty.

Acquisition and deferred exploration expenditures made by the Company are as follows:

	Balance December 31, 2007	**2008 Expenditures**	**Balance December 31, 2008**
Acquisition	$ 20,276,094	$ -	$ 20,276,094
Deferred exploration			
Administration	58,720	78,505	137,225
Assays/analysis	68,221	126,267	194,488
Camp construction and supplies	167,760	280,814	448,574
Drilling	418,258	1,938,156	2,356,414
Environmental	22,278	238,795	261,073
Freight and logistics	185,364	241,247	426,611
Geological	239,374	260,241	499,615
Insurance	-	12,895	12,895
Maps and reports	81,363	371,351	452,714
Travel	16,225	7,366	23,591
Vehicle	-	14,420	14,420
Stock based compensation	-	330,300	330,300
	1,257,563	3,900,357	5,157,920
Future income taxes	-	230,500	230,500
	$ 21,533,657	$ 4,130,857	$ 25,664,514

4. Equipment

	December 31, 2008		
	Cost	**Accumulated amortization**	**Net book value**
Exploration equipment	$ 577,231	$ 222,375	$ 354,856
Vehicles	50,424	11,345	39,079
Camp equipment	12,061	1,809	10,252
Computer equipment	11,807	5,293	6,514
Office furniture and equipment	27,008	2,229	24,779
	$ 678,531	$ 243,051	$ 435,480

	December 31, 2007		
	Cost	Accumulated amortization	Net book value
Exploration equipment	$ 325,342	$ 49,495	$ 275,847
Computer equipment	7,814	1,758	6,056
Office furniture and equipment	4,788	479	4,309
	$ 337,944	$ 51,732	$ 286,212

5. Related party transactions

Directors' fees for the year ended December 31, 2008 totalled $48,319 (2007 – $34,875). In 2008, the Company paid $22,946 for legal costs to a legal firm whose partner is a director of the Company. In 2007, the Company paid $277,700 for legal, incorporation and share issuance costs to this legal firm.

The total amount payable to related parties at December 31, 2008 was $10,712 (2007 – $34,875). The amounts due to related parties are interest free with no specific terms of repayment.

Related party transactions are in the ordinary course of business, occurring on terms that are similar to those of transactions with unrelated parties, and therefore are measured at the exchange amount.

6. Capital stock

The Company's common shares and common share purchase warrants began trading on the Toronto Stock Exchange on December 19, 2007 under the symbols "ZAZ" and "ZAZ.WT", respectively.

a) Common shares

Authorized:

Unlimited Common Shares with no par value
Unlimited Special Voting Shares with no par value

Issued and outstanding:

	Number of shares	Amount
Balance, December 31, 2006	5,000,000	$ 5,000
Shares issued for cash pursuant to private placements	251,571	365,249
Shares issued for cash pursuant to initial public offering	2,536,300	3,397,925
Shares issued on exercise of special warrants	100,000	100,000
Shares issued on conversion of special warrants	22,775,900	28,114,561
Share issuance costs	-	(957,017)
Balance, December 31, 2007	30,663,771	31,025,718
Share issuance costs	-	(84,608)
Balance, December 31, 2008	30,663,771	$ 30,941,110

b) *Warrants*

<u>Issued and outstanding:</u>

	Number of warrants	Amount
Balance, December 31, 2006	-	$ -
Warrants issued for cash pursuant to initial public offering	1,268,150	1,040,600
Warrant issuance costs	-	(291,000)
Balance, December 31, 2007	1,268,150	749,600
Balance, December 31, 2008	1,268,150	$749,600

In connection with the Company's initial public offering completed in December 2007, the Company issued 2,536,300 units. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for C$2.25 until December 19, 2012.

c) *Broker warrants*

In connection with private placement offerings of special warrants in 2006 and 2007, the agent for such offerings was issued broker special warrants entitling the agent to receive broker warrants which were exercisable in whole or in part allowing the holder to purchase Common Shares. These broker special warrants were converted into broker warrants upon the completion of the Company's initial public offering in December 2007.

Each broker warrant from the 2006 private placement offering was exercisable for one Common Share at an exercise price of CDN$1.00 per share until June 20, 2008 when they expired unexercised. Each broker warrant from the 2007 private placement offering was exercisable for one Common Share at an exercise price of CDN$1.75 per share until December 28, 2008 when they expired unexercised.

	Number of broker warrants	Amount
Balance, December 31, 2006	906,400	$ 319,983
Issued	573,795	354,489
Balance, December 31, 2007	1,480,195	674,472
Expired	(1,480,195)	-
Balance, December 31, 2008	-	$674,472

The fair value of the broker warrants issued was estimated on the date of issue using the Black-Scholes Option Pricing Model and their estimated fair value was recorded in Contributed Surplus based on the following weighted average assumptions:

	2007	2006
Expected dividend yield	0%	0%
Expected stock price volatility	70%	75%
Risk free rate	4.20%	4.20%
Expected life of warrants	1.5 years	1.5 years

d) *Stock options*

The Company has a stock option plan which permits the Company's Board of Directors to grant stock options to certain employees, directors and consultants. The exercise price, term to expiry and vesting period are determined at the discretion of the Board of Directors but the exercise price may not be lower than the market price of the common shares on the date of grant, less any discount permitted by the Toronto Stock Exchange. The term to expiry is generally five years from the date of grant. The stock options can not vest sooner than one third after 90 days following the date of grant, a further one third after 12 months following the date of grant and the final one third after 18 months following the date of grant.

The following stock options to purchase common shares of the Company were authorized and outstanding at December 31, 2008:

	Number	**Average exercise price (CDN$)**
Outstanding, December 31, 2006	-	$ -
Issued	2,775,000	1.75
Outstanding, December 31, 2007	2,775,000	1.75
Issued	150,000	1.75
Cancelled	(2,925,000)	1.75
Outstanding, December 31, 2008	-	$ -

In November 2008, all of the holders of the Company's stock options agreed to the cancellation of their stock options. No compensation was paid to the option holders for the cancellation of the stock options.

e) *Stock based compensation*

The Company recognizes stock based compensation over the vesting period of the underlying options. During 2008, but prior to the cancellation of the stock options in November 2008, the Company recognized $2,329,500 (2007 – $234,900) of stock based compensation of which $287,500 (2007 – nil) was capitalized as a deferred exploration cost and $2,042,000 (2007 – $234,900) was expensed as stock based compensation. Upon cancellation of all the outstanding stock options in November 2008, the unrecognized compensation cost of the unvested options of $355,500 was immediately recognized and $42,800 was capitalized as a deferred exploration cost and $312,700 was expensed as stock based compensation.

The weighted average fair value of the option grants for the options issued was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2008	**2007**
Expected dividend yield	0%	0%
Expected stock price volatility	95%	70%
Risk free rate	3.10%	4.20%
Expected life of options	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and/or vested during the period

7. **Future income taxes**

A reconciliation of income taxes at statutory rates is as follows:

	2008	2007
Accounting loss before taxes	$ 4,091,144	$ 717,279
Tax recovery at the statutory rate of 31%	$ 1,268,300	$ 243,900
Stock based compensation and other non deductible costs	(735,200)	(79,900)
Deductible portion of equity issue costs	235,000	261,200
Effect of changes in tax rates and other	(265,400)	(87,500)
Expected tax recovery	502,700	337,700
Change in valuation allowance	(465,900)	(337,700)
Future income tax recovery	$ 36,800	$ -

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at December 31, 2008 and 2007 are as follows:

	December 31, 2008	December 31, 2007
Future income tax assets:		
Non-capital losses	$ 938,300	$ 435,600
Valuation allowance	(901,500)	(435,600)
Net future income tax assets	36,800	-
Future income tax liabilities:		
Mineral properties	(230,500)	-
Net future income tax liabilities	($ 193,700)	$ -

The future income tax liability relates to the excess of book value of mineral properties and deferred exploration expenditures over tax values. A portion of the future income tax liability has been offset by applying the Company's available income tax losses.

The Company has approximately $3,609,000 of non-capital losses for tax purposes that expire between 2026 and 2028. Certain of the Company's losses are restricted in their use.

8. **Segmented information**

The Company currently operates in one business segment, being the exploration and development of mineral properties. The Company's assets at December 31, 2008 and revenues and expenses for the year ended December 31, 2008 by geographic areas are as follows:

	Canada	United States	Total
2008			
Assets	$ 4,557,032	$ 26,072,246	$ 30,629,278
General and administrative expenses	($ 3,806,232)	($ 31,222)	($ 3,837,454)
Other items	(253,690)	-	(253,690)
Future income tax recovery	-	36,800	36,800
Net income (loss)	($ 4,059,922)	$ 5,578	($ 4,054,344)

The Company's assets at December 31, 2007 and revenues and expenses for the year ended December 31, 2007 by geographic areas are as follows:

	Canada	United States	Total
2007			
Assets	$ 10,672,569	$ 21,815,032	$32,487,601
General and administrative expenses	($ 1,090,642)	($ 58,340)	($ 1,148,982)
Other items	431,703	-	431,703
Net loss	($ 658,939)	($ 58,340)	($ 717,279)

9. Change in non-cash operating working capital

	2008	2007
Receivables	$ 28,853	($ 75,348)
Prepaid expenses	24,341	(53,789)
Accounts payable	(595,668)	347,194
Due to related parties	(24,163)	34,875
	($ 566,637)	$ 252,932

10. Commitments

The following is a summary of the Company's commitments as at December 31, 2008:

	Total	2009	2010 – 2012	2013 - 2014	2015 and beyond
Exploration services agreement – US$	$ 270,265	$ 270,265	$ -	$ -	$ -
Office operation leases – CDN$	65,032	58,014	7,018	-	-
Consulting agreements – US$	1,846,750	579,000	1,267,750	-	-
Employment agreements – US$	1,160,833	310,000	850,833	-	-

The Company has entered into consulting and employment agreements with senior officers for terms ranging from three to five years and for an aggregate of $889,000 per year. The Company may terminate these agreements at any time, subject to the payment of fees ranging from a lump sum payment amounting to three months of the contract fee, to a lump sum amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

11. Management of capital

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral property. The Company strives to maintain a flexible capital structure in order to optimize the cost of capital at an acceptable risk.

The Company's Board of Directors (the "Board") has responsibility for stewardship of the Company by supervising the administration of the Company's business and affairs. The Board is responsible for the oversight and review of the strategic planning process of the Corporation. Strategic issues facing the Corporation are reviewed with Management and addressed by the Board at its regularly scheduled meetings, and at meetings specifically called for such purpose. Management must seek the Board's approval for any transaction that would have a significant effect on the strategic plan.

The Company manages and makes adjustments to the capital structure as opportunities arise in the marketplace or as and when funding is required. Historically the Company's primary source of funding has been the sale of equity securities for cash. The Company is not in commercial production on the LIK property and, accordingly, it does not generate cash from operations.

As part of its program to manage its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors including availability of capital and general industry conditions. The annual and updated budgets are reviewed and approved by the Board.

Under Company policy, cash and cash equivalents are primarily invested in bank and non-asset backed commercial paper, all with the two highest possible investment ratings and with terms of 90 days or less, which can be easily liquidated.

The Company believes its current capital resources will be sufficient to finance its planned business objectives for 2009, 2010 and part of 2011.

12. Financial instruments

The Company's financial instruments are classified into the following categories under Canadian generally accepted accounting principles and the following table shows their carrying values.

	2008	2007
Held for trading [1]	$ 4,453,279	$ 10,538,533
Loans and receivables	46,557	75,410
Other financial liabilities	79,565	677,636
[1] Consists of:		
Cash in Canadian chartered banks – US currency	24,647	978,156
Cash in Canadian chartered banks – CDN currency	10,281	113,721
Bankers acceptances issued by Canadian chartered banks – US currency	2,565,795	5,680,477
Bankers acceptances issued by Canadian chartered banks – CDN currency	1,852,556	3,766,179

The Company is exposed to certain financial risks, including currency risk, liquidity risk, interest rate risk and price risk.

a) *Currency risk*

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and the amount due to related parties, some of which are denominated in Canadian dollars. The Company is exposed to financial gain or loss as a result of foreign exchange movements by the Canadian dollar against the US dollar.

In addition to costs denominated in US dollars, the Company also incurs general and administrative costs denominated in Canadian dollars. Accordingly, the Company's general and administrative costs are affected by changes in the foreign exchange rate of the Canadian dollar. Canadian dollar denominated costs represent approximately 18% of the Company's total budgeted general and administrative costs for 2009. A 10% increase in the value of the Canadian dollar against the US dollar could increase the Company's reported general and administrative costs by approximately $28,000 annually. The Company has elected not to hedge its exposure to fluctuations in the Canadian dollar by buying fixed rate forward contracts in Canadian dollars.

As at December 31, 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	2008 (CDN$)	2007 (CDN$)
Cash and cash equivalents	$ 2,268,936	$ 3,913,951
Receivables	55,369	62,344
Accounts payable and accrued liabilities	(54,796)	(536,595)
Due to related parties	(13,048)	(34,875)

Based on the net exposures in the preceding table as at December 31, 2008, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the US dollar would result in an increase/decrease of $168,000 in the Company's net earnings.

b) Liquidity risk

Liquidity risk is the potential that the Company will be unable to meet its obligations as they come due because of an inability to liquidate assets or obtain adequate funding. The Company manages liquidity risk through the management of its capital structure as described in note 11.

Accounts payable and accrued liabilities and amounts due to related parties are all due within the current operating period.

c) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short term investments included in cash and cash equivalents is limited because these investments are generally held to maturity.

d) Price risk

The Company is exposed to price risk with respect to commodity prices. The profitability of the Company's future operations will be dependent upon the market price of mineral commodities. The prices of commodities are affected by numerous factors beyond the Company's control. Current and future price declines could cause commercial production to be impracticable. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

13. Subsequent event

In March 2009, the Company granted 3,065,000 stock options to directors, officers and employees. These stock options were granted pursuant to the Company's Stock Option Plan with a term of five years and an exercise price of CDN$0.30 per share.

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Management's Discussion and Analysis
March 25, 2009
In U.S. dollars

The following management discussion and analysis of Zazu Metals Corporation ("Zazu" or the "Company") is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Zazu's December 31, 2008 audited annual consolidated financial statements, and the related notes for the period then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Zazu's accounting policies are described in note 2 of the December 31, 2008 audited annual consolidated financial statements. All of the financial information presented herein is expressed in US dollars, unless otherwise indicated. This management discussion and analysis is made as at March 25, 2009.

The Company is in the business of exploring for minerals which by its nature involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of the mineral properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, the ability of the Company to obtain financing or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. The Company's mineral properties are located outside of Canada and are subject to the risks normally associated with foreign investment, including increases in taxes and royalties, recognition of contracts and currency exchange fluctuations.

The recent events in the global financial markets have had a profound impact on the global economy. Virtually all industries, including mining for precious and base metals, are impacted by these market conditions, which have included: a sharp contraction in the credit markets resulting in a widening of credit risk spreads and higher costs of funding; a deterioration in the credit ratings of numerous large financial institutions; devaluations and high volatility in global equity, commodity, foreign exchange and metals markets and a corresponding lack of market liquidity; and a slowdown in economic activity that is affecting major global economies. These events could have a significant impact on the Company. The related financial instrument risks to the Company are outlined in note 12 to these consolidated financial statements.

This management discussion and analysis contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial and operating performance of the Company, its subsidiaries and affiliated companies, its mining project, the future prices of zinc, lead and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and resource estimates, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, governmental regulation of mining operations and exploration operations, timing and receipt of approvals, consents and permits under applicable mineral legislation, environmental risks, title disputes or claims, limitations of insurance coverage and regulatory matters.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "estimates", "intends", "targets", "anticipates" or "believes" or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, future prices of zinc, lead and silver; general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar; changes in project parameters as plans continue to be refined; possible variations of ore grade or projected recovery rates; accidents, labour disputes and other risks of the mining industry; political instability or insurrection or war; labour force availability and turnover; the availability of suitable road and port facilities; delays in obtaining financing or governmental approvals or in the completion of exploration and development activities; as well as those factors discussed in the section entitled "Risk Factors", all of which are described more fully in the Company's filings with Canadian Securities Administrators posted on www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this management discussion and analysis and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. Subject to applicable law, the Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

Additional information, including a copy of Company's Annual Information Form for the year ended December 31, 2008 is available on SEDAR (www.sedar.com).

OVERALL PERFORMANCE

Zazu Metals is a Canadian based exploration company formed in November 2006 to acquire an interest in a zinc, lead and silver exploration property, known as the LIK property, located in Alaska. The Company holds a 50% interest in the LIK property (the other 50% interest is held by Teck Cominco Limited) and has the right to earn up to a further 30%. The Company's primary near term objective is to advance the LIK property towards development through the definition of a resource and commencement of a formal feasibility study. The Company also intends to pursue a strategy of evaluating and potentially acquiring interests in other attractive mineral properties that the Company believes will be accretive to its overall growth strategy.

On December 19, 2007, the Company completed its Initial Public Offering ("IPO") and its common shares and common share purchase warrants began trading on The Toronto Stock Exchange under the symbols "ZAZ" and "ZAZ.WT", respectively. The Company is a reporting issuer in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland.

SELECTED ANNUAL INFORMATION

The following information is for the years ended December 31, 2008 and December 31, 2007 and the period from incorporation (November 29, 2006) to December 31, 2006:

	2008	2007	2006
Interest income	$ 221,962	$ 432,513	$ 12,937
Net loss for the period	(4,054,344)	(717,279)	(157,446)
Basic and diluted loss per share	(0.13)	(0.12)	(0.08)
Total assets	30,629,278	32,487,601	10,571,579
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

RESULTS OF OPERATIONS

The net loss of the Company primarily reflects the overhead costs incurred by the Company as it oversees exploration and development of its LIK property. The exploration and development costs incurred at the LIK property have been capitalized to mineral property interests. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is deemed not appropriate in the foreseeable future, the related deferred expenditures are written off.

2008 vs. 2007

The Company's net loss for the year ended December 31, 2008 was $4,054,344 or $0.13 per share compared to a net loss of $717,279 or $0.12 per share for the year ended December 31, 2007.

The overall increase in expenses in 2008 compared to 2007 corresponds to the increased level of activity by the Company. Activities in 2007 were focused on acquiring an interest in the LIK project and identifying sources of funding to finance this acquisition with only one month of drilling activity at the LIK project. Activities in 2008 were fully focussed on exploration and development at the LIK project.

The net loss for the year ended December 31, 2008 included salaries and consulting fees as well as additional costs for audit and accounting fees, directors' fees, regulatory fees and transfer agent expenses, legal fees, insurance, office costs and travel. The most significant portion of the loss was stock-based compensation, a non-cash item. Interest income helped offset some of the expenses.

During 2008 the Company recognized $2,685,000 of stock based compensation (2007 – $234,900) of which $330,300 was capitalized as a deferred exploration cost and $2,354,700 was expensed as stock based compensation. Stock based compensation is recognized over the vesting period of the underlying options. The Company granted 2,775,000 options to staff, directors and consultants in December 2007 and an additional 150,000 options in March 2008. Stock based compensation in 2007 was limited to a vesting period of only one month, while in 2008, the options continued to vest through November. In November 2008, all of the holders of the Company's stock options agreed to the cancellation of their stock options. No compensation was paid to the option holders for the cancellation of the stock options. During 2008, but prior to the cancellation of the stock options in November 2008, the Company recognized $2,329,500 of stock based compensation of which $287,500 was capitalized as a deferred exploration cost and $2,042,000 was expensed as stock based compensation. Upon cancellation of all the outstanding stock options in November 2008, the unrecognized compensation cost of the unvested options of $355,500 was immediately recognized of which $42,800 was capitalized as a deferred exploration cost and $312,700 was expensed as stock based compensation.

Audit and accounting costs were $111,581 (2007 – $104,144) for the year ended December 31, 2008. During the first quarter of 2008 and for part of the second quarter, the Company utilized outside contractors to meet its financial reporting needs and these costs, together with corporate tax reporting and interim review fees, comprise audit and accounting costs. Audit and accounting costs are higher in 2008 than in 2007 due to the increased level of activity by the Company in 2008.

Consulting fees were $503,000 (2007 – $233,750) for the year ended December 31, 2008. The Company employed a larger number of consultants in 2008 as compared to 2007 and realized an increase in consulting fees. Consulting fees for 2008 include $58,000 (2007 – nil) of one-time bonuses. Consulting fees paid to consultants involved directly in exploration at the LIK property are included in deferred exploration expenditures.

Under the Company's policy for director remuneration, each director receives a base fee of CDN$12,000 per year. In addition, all directors are entitled to be reimbursed for reasonable expenses (including travel) incurred in connection with the attendance of committee or directors' meetings. Directors (other than the Chairman) who chair a committee are entitled to additional compensation of between CDN$5,000 and CDN$10,000. The directors who are also employees of the Company (or any of its subsidiaries) do not receive any compensation for serving as directors. During 2008, the Company incurred $48,319 (2007 – $34,875) for directors' fees.

Insurance costs of $78,935 (2007 – $25,918) for the year ended December 31, 2008 represent premiums on the Company's comprehensive general liability and Directors and Officers policies. The comprehensive general liability policy was put in place in April 2007, while the Directors and Officers coverage did not take effect until July 2007. An increase in amounts covered in 2008 resulted in greater insurance costs for 2008.

Investor and shareholder relations expenses of $25,388 (2007 – $45,002) for the year ended December 31, 2008 consist primarily of the costs of marketing trips and other costs such as attending industry conferences. These expenses are lower for 2008 than 2007 due to decreased marketing activity in 2008.

Legal fees represent fees over and above those incurred in connection with the Company's financings. Legal fees specifically paid in connection with any of the Company's financings are normally included in the issue costs of those financings and recorded as an offset to proceeds received from those financings.

Office, rent and communications costs were $127,580 (2007 – $44,579) for the year ended December 31, 2008. The Company increased its office space and staffing levels in late 2007 resulting in the large increase in office, rent and communication costs in 2008.

Regulatory and transfer agent costs were $33,348 (2007 – $135,236) for the year ended December 31, 2008. These costs are lower in 2008 as the Company is no longer subject to the non-recurring fees associated with the Company's initial listing of its shares and warrants in December 2007. These costs in 2008 represent those filing and listing fees normally associated with public companies.

Salaries and benefits costs were $427,369 (2007 – $172,308) for the year ended December 31, 2008. The Company increased staffing levels in late 2007 which resulted in the increase in salaries and benefits costs. Salaries for 2008 include $26,000 (2007 – nil) of one-time bonuses. Salary and bonus amounts are determined by the compensation committee of the board of directors. Wages and benefits paid to staff involved directly in exploration at the LIK property are included in deferred exploration expenditures.

Travel costs were $72,279 (2007 – $47,414) for the year ended December 31, 2008. Travel costs increased in 2008 due to increased travel by the Company's officers. Several of the Company's officers reside in the United States and travel to the administrative office in Vancouver to attend management meetings.

Interest income was $221,962 (2007 – $432,513) for the year ended December 31, 2008. Interest income was lower in 2008 due to decreasing yields from the Company's usual type of investments and lower cash balances. Yields for these investments decreased as interest rates fell in both the US and Canada. Funds not required for the Company's immediate operations are invested in highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

Historically, the Company has raised cash in private financings denominated in US dollars. Although the majority of the Company's expenditures are made in US dollars, as a Canadian company, it is necessary to also make payments in Canadian dollars. As a result, the Company maintains a portion of its cash in Canadian dollars and this balance is subject to foreign exchange gains or losses. The Company's initial public offering in December 2007 was denominated in Canadian dollars resulting in the Company holding a larger than usual amount of Canadian dollars. During 2008, the Canadian dollar weakened versus the US dollar, resulting in a foreign exchange loss of $475,652 for the year. The weakening trend of the Canadian dollar began in the fourth quarter of 2007 and the Company recognized a foreign exchange loss of $810 for 2007.

The future income tax recovery was $36,800 (2007 – nil) for the year ended December 31, 2008. The Company recorded a future income tax liability which relates to the excess of book value of mineral properties and deferred exploration expenditures over tax values. The future income tax recovery is that portion of the future income tax liability which has been offset by applying the Company's available income tax losses.

LIK Property, Alaska

Unless otherwise stated, the technical information in this section in respect of the LIK property is based upon the "Amended Technical Report on the LIK Deposit, Northern Alaska, U.S.A." dated August 20, 2007 as amended

October 29, 2007 (the "Technical Report") prepared by Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA"). The author of the Technical Report is a "qualified person" for purposes of NI 43-101. Scott Wilson RPA is independent of the Company, within the meaning of NI 43-101, as is the author of the Technical Report. The Technical Report is available on the Company's website (www.zazumetals.com) and on SEDAR (www.sedar.com).

The Company retained Scott Wilson RPA to prepare a current mineral resource estimate and an accompanying NI 43-101 technical report. Scott Wilson RPA will incorporate results from the Company's 2007 and 2008 diamond drill programs with the historical drilling of 135 drill holes comprising 26,200 metres (86,000 feet) in order to prepare a current resource estimate. Scott Wilson RPA's technical report will also include information based on different cut-off grades, assumed operating costs, metal recoveries, smelter and transportation costs, and long-term metal price assumptions. The Company expects to receive this report in early to mid 2009.

During 2008, the Company incurred $3,900,357 (2007 – $1,257,563) in exploration expenditures at the LIK property. Total deferred property expenditures, including acquisition and an allowance for future income taxes, were $25,664,514 at December 31, 2008. During 2008 the Company has also purchased a second drill rig and other mobile and camp equipment.

The Company completed its 2008 field season in September. In total 58 drill holes were completed for a total of 6,900 metres (22,400 feet).

The Company primary near-term objective is to upgrade and expand the historic resource to a fully compliant NI 43-101 mineral resource for the Lik South deposit. The data from the 2008 drilling will be incorporated into an NI 43-101 resource to be developed by Scott Wilson Roscoe Postle Associates Inc. Scott Wilson RPA will then combine all work to date and commence preparation of a comprehensive scoping study, and ultimately, a feasibility study.

The Company also completed geophysical programs to identify potential extensions to the resource, especially in the Lik North area and new targets were identified for future drilling.

Early stage metallurgical testing was done with positive results. Recoveries for zinc were 87% into a concentrate grading 52% and lead recoveries reached as high as 81% into a concentrate grading 57%. However, test results indicate that lower lead recoveries of approximately 70% would yield a concentrate grade of 70%, which would be more marketable to smelters. The ultimate decision on grade and recovery will be determined through a marketing analysis at the feasibility stage. These results are the first metallurgical tests conducted by the Company which plans to continue working on improving the metallurgical results through optimization of the processing methods.

Plans for 2009 include working with consultants to assess any environmental issues as well as continue our permitting process. The Company also plans to commission a report to study the costs and requirements of any potential routes for the road from the Lik property to the public port facilities and will work with an engineering firm to analyse the port facility to determine if any modification are required to accommodate future concentrate production from the Lik property. No drilling is planned for 2009.

Management, along with other industry participants, believes the longer term outlook for zinc prices is bullish with prices expected to rise as global supply decreases due to declines in existing mines' grades as well as shutdowns of soon to be exhausted mines. At present, there is little new mine capacity scheduled to replace this decline in production. Additional support for the price of zinc is expected in the medium and long term as a result of the increased consumption of zinc by the various infrastructure projects contained in many of the stimulus plans proposed by the world's major economies.

Management believes that the work done to date by the Company has produced results as good as, or in some cases, better than expected and justifies further work. Although it has decided to curtail exploration work at the Lik property until such time as capital markets improve, management has concluded that there has been no impairment of the Company's long-lived assets as at December 31, 2008.

SUMMARY OF QUARTERLY RESULTS

For the quarters ended:

	12/31/08 $	9/30/08 $	6/30/08 $	03/31/08 $	12/31/07 $	9/30/07 $	6/30/07 $	03/31/07 $
Interest income	26,375	44,738	57,861	92,988	85,834	101,567	125,428	119,684
Net income (loss)	(1,157,127)	(765,172)	(673,690)	(1,458,355)	(621,721)	(77,563)	(24,275)	6,280
Income (loss) per share - basic and diluted	(0.04)	(0.02)	(0.02)	(0.05)	(0.07)	(0.01)	(0.00)	0.00

The large fluctuations in the Company's quarterly results are primarily due to the timing of stock option grants and the translation of foreign currency denominated financial items. Excluding stock-based compensation expense and foreign exchange gains and losses, the Company's net losses would amount to $318,067 for the fourth quarter of 2008, $281,562 for the third quarter of 2008, $316,737 for the second quarter of 2008, $307,626 for first quarter of 2008 and $354,089 for the fourth quarter of 2007. These amounts reflect normal overheads expected by the Company given its current stage of operations.

LIQUIDITY AND CAPITAL RESOURCES

Historically the Company's primary source of funding has been the sale of equity securities for cash. The Company is not in commercial production on the LIK property and, accordingly, it does not generate cash from operations.

At December 31, 2008, the Company had cash and cash equivalents totalling $4,453,279 as compared to $10,538,533 at December 31, 2007. The Company has no significant financial or other instruments except that its cash balances are primarily invested in easily liquidated bankers' acceptances. The Company does not have any exposure to Asset-Backed Commercial Paper.

At December 31, 2008, the Company's aggregate commitments for operating leases for its office in Vancouver totalled CDN$65,032. In March 2008, the Company entered into a lease for its head office in Vancouver. This lease calls for monthly payments of CDN$5,275 for the period May 2008 through October 2009.

Under the contract with its drilling contractor, the Company agreed to complete a minimum of 30,000 feet of drilling. A total of 4,564 feet was drilled during the 2007 work season, and 22,406 feet were drilled during the 2008 work season. The Company has committed to spending $150,000 for the preparation of the scoping study for the Lik property.

The Company also had commitments of $3,007,583 for amounts due under various consulting and employment contracts.

The following is a summary of the Company's contractual obligations and commitments as at December 31, 2008:

	Total	2009	2010 – 2012	2013 - 2014	2015 and beyond
Exploration services agreement – US$	$ 270,265	$ 270,265	$ -	$ -	$ -
Office operation leases – CDN$	65,032	58,014	7,018	-	-
Consulting agreements – US$	1,846,750	579,000	1,267,750	-	-
Employment agreements – US$	1,160,833	310,000	850,833	-	-

The Company has entered into consulting and employment agreements with senior officers for terms ranging from three to five years and for an aggregate of $889,000 per year. The Company may terminate these agreements at any time, subject to the payment of fees ranging from a lump sum payment amounting to three months of the contract fee, to a lump sum amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

As the Company has in the past been dependent on the sale of equity securities in order to raise cash, it has scaled back its planned work programs at Lik until such time that capital markets improve and the prospects for a successful financing, on less dilutive terms to the Company, is more likely. The Company believes its current capital resources will be sufficient to finance its revised business objectives for 2009, 2010 and part of 2011.

OFF-BALANCE SHEET ARRANGEMENTS

During the year ended 2008 and up to the date of this report, the Company had no off-balance sheet transactions.

TRANSACTIONS WITH RELATED PARTIES

During 2008, the Company paid $22,946 for legal costs to a legal firm whose partner is a director of the Company. In 2007, the Company paid $277,700 for legal, incorporation and share issuance costs to this legal firm.

Under the Company's policy for director remuneration, each director receives a base fee of CDN$12,000 per year. In addition, all directors are entitled to be reimbursed for reasonable expenses (including travel) incurred in connection with the attendance of committee or directors' meetings. Directors (other than the Chairman) who chair a committee are entitled to additional compensation as follows: (i) CDN$10,000 to chair the Audit Committee; (ii) CDN$5,000 to chair the Corporate Governance Committee; and (iii) CDN$5,000 to chair the Compensation and Nomination Committee. The directors who are also employees of the Company (or any of its subsidiaries) do not receive any compensation for serving as directors. Directors' fees for the year ended December 31, 2008 totalled $48,319 (2007 – $34,875).

The total amount payable to related parties at December 31, 2008 was $10,712 (2007 – $34,875). The amounts due to related parties are interest free with no specific terms of repayment.

FOURTH QUARTER

During the fourth quarter of 2008, the Company spent $660,066 on deferred exploration costs, $1,216 for equipment and $2,262 for costs relating to its initial public offering in December 2007.

During the fourth quarter of 2008, all of the holders of the Company's stock options agreed to the cancellation of their stock options. No compensation was paid to the option holders for the cancellation of the stock options. During the fourth quarter of 2008, but prior to the cancellation of the stock options in November 2008, the Company recognized $240,300 (2007 – $234,900) of stock based compensation of which $29,600 (2007 – nil) was capitalized as a deferred exploration cost and $210,700 (2007 – $234,900) was expensed as stock based compensation. Upon cancellation of all the outstanding stock options in November 2008, the unrecognized compensation cost of the unvested options of $355,500 was immediately recognized and $42,800 was capitalized as a deferred exploration cost and $312,700 was expensed as stock based compensation.

During the fourth quarter of 2008, the Canadian dollar continued to weaken versus the US dollar, resulting in a foreign exchange loss of $315,660 (2007 – $32,732) recognized in the fourth quarter. The Company maintains a portion of its cash in Canadian dollars in order to fund its administrative office costs.

The broker warrants issued in connection with the 2007 private placement offering expired unexercised on December 28, 2008.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of special voting shares, issuable in series. At March 25, 2009, the Company had 30,663,771 Common Shares issued and outstanding as well as warrants to purchase an additional 1,268,150 common shares. There were also 3,065,000 stock options outstanding, though since they were only granted on March 2, 2009 none of these were vested, and thus not exercisable, at March 25, 2009.

If fully exercised, the warrants, broker warrants and stock options would bring a further CDN$3,772,800 to the Company's treasury.

In March 2009, the Company granted 3,065,000 stock options to directors, officers and employees. These stock options were granted pursuant to the Company's Stock Option Plan with a term of five years and an exercise price of CDN$0.30 per share.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Corporation.

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. The Company's accounting policies are described in Note 2 to the December 2008 audited consolidated financial statements.

The Company is capitalizing all direct acquisition, land holding and exploration expenditures related to its properties until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations.

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been any change in circumstances which would indicate impairment of the capitalized mineral property, plant and equipment. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment to its estimated fair value, which would reduce the Company's earnings and net assets.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

In February 2007, the CICA issued Handbook Section 1535, Capital Disclosures which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of the Company's financial statements to evaluate the entity's objectives, policies and processes for managing capital. The Company adopted this standard effective January 1, 2008.

In February 2007, the CICA issued Handbook Section 3862, Financial Instruments – Disclosure ("Section 3862") and Handbook Section 3863, Financial Instruments – Presentation ("Section 3863"), which are effective for fiscal years beginning on or after October 1, 2007. The Company adopted these standards effective January 1, 2008. The objective of Section 3862 is to provide financial statement disclosure to enable financial statement users to evaluate the significance of financial instruments on the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date, and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Company's financial position, performance and cash flows. The Company has designated its cash and cash equivalents as held for trading which are recorded at fair value. Receivables are designated as loans and receivables, which are recorded at amortized cost. Accounts payable and accrued liabilities are designated as other financial liabilities, which are recorded at amortized cost. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their immediate or short term nature.

In May 2007, the CICA issued amended Handbook Section 1400, General Standards of Financial Statement Presentation. The section provides revised guidance related to management's responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to annual financial statements for fiscal years beginning on or after January 1, 2008. The Company has included this disclosure in its consolidated financial statements.

In June 2007, the CICA issued Handbook Section 3031, Inventories which became effective on January 1, 2008. This section requires that inventory be recorded at the lower of cost or net realizable value. This section also clarifies that the allocation of fixed production overhead requires the consistent use of either first-in, first-out or the weighted average method to measure inventory, and requires that any previous write-downs be reversed when the value of the inventory increases. The amount of the reversal is limited to the amount of the original write-down. The Company adopted this standard effective January 1, 2008 with no effect on the Company's financial statements.

In November 2007, the CICA approved new Section 3064, Goodwill and Intangible Assets, replacing Sections 3062, Goodwill and Other Intangible Assets, and 3450, Research and Development Costs. New Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets and becomes effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted. The adoption of this standard is not expected to have any effect on the Company's financial statements.

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with international financial reporting standards ("IFRS") over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FINANCIAL AND OTHER INSTRUMENTS

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and the amount due to related parties, some of which are denominated in Canadian dollars. These accounts are recorded at cost in US dollars, which approximates fair value. The Company is exposed to financial gain or loss as a result of foreign exchange movements by the Canadian dollar against the US dollar.

The Company's cash and cash equivalents are primarily invested in easily liquidated bankers' acceptances issued by Canadian chartered banks. The Company does not have any exposure to Asset-Backed Commercial Paper.

In addition to costs denominated in US dollars, the Company also incurs general and administrative costs denominated in Canadian dollars. Accordingly, the Company's general and administrative costs are affected by changes in the foreign exchange rate of the Canadian dollar. Canadian dollar denominated costs represent approximately 18% of the Company's total budgeted general and administrative costs for 2009. A 10% increase in the value of the Canadian dollar against the US dollar could increase the Company's reported general and administrative costs by approximately $28,000 annually. The Company has elected not to hedge its exposure to fluctuations in the Canadian dollar by buying fixed rate forward contracts in Canadian dollars.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on regular reviews of its internal control procedures during and at the end of the period covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes to the Company's internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

DISCLOSURE CONTROLS

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiary, is made known to the Company's certifying officers. The Company's Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2008 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

OUTLOOK

The Company begins 2009 with $4.5 million in cash. As the Company has in the past been dependent on the sale of equity securities in order to raise cash, and in response to the recent downturn in the worldwide capital markets, the Company has scaled back its planned work programs at Lik until such time that capital markets improve and the prospect for a successful financing, on less dilutive terms to the Company, is more likely. The Company believes its current capital resources will be sufficient to finance its planned business objectives for 2009, 2010 and part of 2011. In order to fund further exploration work and advance the LIK property, the Company may be required to raise additional financing through the issuance of its securities.

The Company is not planning any drilling in 2009. The Company has retained an independent engineering firm to prepare a current mineral resource estimate and an accompanying NI 43-101 Technical Report. This scoping study will incorporate results from the Company's 2007 and 2008 drill programs with the historical drilling of 135 drill holes comprising 86,000 feet (26,200 metres) in order to prepare the current resource estimate and will also include information based on different cut-off grades, assumed operating costs, metal recoveries, smelter and transportation costs, and long-term metal price assumptions.

The Company also plans to continue environmental work, including an environmental impact study, in order to obtain all necessary land use and operating permits for the LIK property.

The Company also plans to commission a report to study the costs and requirements of any potential routes for the road from the Lik property to the public port facilities and will work with an engineering firm to analyse the port facility to determine if any modification are required to accommodate future concentrate production from the Lik property.

RISK FACTORS

The financing, exploration, development and mining of any of the Company's properties is subject to a number of factors including the price of zinc, lead and silver, laws and regulations, political conditions, currency fluctuations, environmental regulations, hiring qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors are favorable but could change at any time and negatively affect the Company's operations and business.

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of the Company's future financial performance.

Exploration Risk

Mineral exploration and development involve a high degree of risk and few projects are ultimately developed into producing mines. There is no assurance that the Company's future exploration and development activities will result in the definition of a body of commercial ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including environmental regulations.

Financial Capability and Additional Financing

If the Company's exploration programs are successful, additional funds will be required in order to complete the development of its properties. The only sources of future funds presently available to the Company are the sale of additional equity capital or the entering into of joint venture arrangements or other strategic alliances in which the funding sources could become entitled to an interest in the properties or the projects. The Company's capital resources are largely determined by the strength of the junior resource market and by the status of the Company's projects in relation to these markets, and its ability to compete for investor support of its projects.

In order to exercise the option to increase its ownership of the Lik property to 80%, the Company must spend the Required Expenditure Amount prior to 2018. The Required Expenditure Amount is currently estimated to be approximately $39.8 million (after adjustment for inflation indexing and escalations) of which $11.2 million has been incurred. Accordingly, the exact amount the Company is required to spend is uncertain and the longer the duration of time over which such expenditures are made, the greater the potential variability in this spending obligation.

There is no assurance that the Company will be successful in raising sufficient funds to meet its obligations or to complete all of the currently proposed exploration programs. If the Company does not raise the necessary capital to meet its obligations under current contractual obligations, the Company may have to forfeit its interest in properties or prospects earned or assumed under such contracts. In addition, if the Company does not raise the funds to complete the currently proposed exploration programs, the viability of the Company could be jeopardized.

Permits and Government Regulation

Although the Company believes it has all of the necessary permits to carry out the proposed exploration programs, the operations of the Company may require licenses and permits from time to time from various governmental authorities to carry out exploration and development at its projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company or its joint venture partner will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company or its joint venture partner from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. In addition, the requirements applicable to sustain existing permits and licenses may change or become more stringent over time and there is no assurance that the Company or its joint venture partner will have the resources or expertise to meet its obligations under such licenses and permits.

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment, historical and archaeological sites and endangered and protected species of plants and animals. Although the exploration activities of the Company are currently carried out in material compliance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration or development. New rules and regulations may be enacted or existing rules and regulations may be applied to the operations and activities of the Company and could have a substantial adverse impact on the Company.

In the United States, Congress has considered a number of proposed amendments to the General Mining Law of 1872. If adopted, such amendments could, among other things, substantially increase the cost of holding unpatented mining claims, impair the ability of companies to develop mineral resources on unpatented mining claims and impose royalties on production from unpatented mining claims. The effects, if any, of any such amendments on the Company and its operations cannot be determined at this time.

Fluctuating Prices

The profitability of the Company's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, rate of inflation, world supply of mineral commodities, consumption patterns, sales of zinc, lead and silver, forward sales by producers, production, industrial and consumer demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The prices of commodities are affected by numerous factors beyond the Company's control.

Environmental Regulation

The Company's activities are subject to environmental laws and regulations which may materially adversely affect its future operations. These laws and regulations control the exploration and development of the LIK property and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of plant and animal life, and the preservation of lands. These laws and regulations will require the Company to acquire permits and other authorizations for certain activities. There can be no assurance that the Company will be able to acquire such necessary permits or authorizations on a timely basis, if at all.

Further, environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

The Company is not currently insured against most environmental risks. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy.

More information

For a further discussion of risk factors, please see "Risk Factors" in the Investors section of our website (www.zazumetals.com).

Directors

Gil Atzmon

Bryan Morris

Dennis Peterson

Michael Steeves

Paul Saxton

Officers

Gil Atzmon
Chairman and CEO

Michael Steeves
President and COO

Ralf Langner
Chief Financial Officer

Mark Greenwald
Vice-President and General Counsel

Joe Britton
Vice-President Exploration

Matt Ford
Vice-President Corporate Development

Listing Information

Toronto Stock Exchange

Common shares: ZAZ
Warrants: ZAZ.WT

Transfer Agent

Olympia Transfer Services, Inc.
Suite 920
120 Adelaide Street West
Toronto, ON
M5H 1T1

Head Office

Zazu Metals Corporation
430 – 375 Water Street
Vancouver, BC
V6B 5C6

Tel: 604-878-9298
Toll-free: 877-878-9298
Fax: 604-568-9298

www.zazumetals.com



June 2, 2009

Filed Via SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Government of New Brunswick, Securities Administration Branch
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Prince Edward Island, Dept. of Community Affairs & Attorney General
Toronto Stock Exchange

CALGARY
Corporate & Shareholder Services
2300, 125 - 9th Avenue SE
Calgary, AB T2G 0P6
Tel 403-261-0900
Fax 403-265-1455

VANCOUVER
Corporate & Shareholder Services
1900, 925 West Georgia Street
Vancouver, BC V6C 3L2
Tel 604-484-8637
Fax 604-484-8638

TORONTO
OLYMPIA TRANSFER SERVICES INC
Corporate & Shareholder Services
920 - 120 Adelaide St. West
Toronto, ON M5H 1T1
Tel 416-364-8081
Fax 416-364-1827

Dear Sirs:

Subject: Zazu Metals Corporation (the "Corporation")

We hereby confirm the following materials were sent by prepaid first class mail on June 1, 2009 to the registered holders of common shares of the Corporation.

1. Form of Proxy
2. Notice of Meeting & Management Information Circular
3. 2008 Annual Report
4. Supplemental Mailing List Form
5. Proxy Return Envelope

We further confirm that copies of items #1 - #4 of the above-noted materials were caused to be sent by courier on June 1, 2009 to each intermediary holding common shares of the Corporation, who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are filing this material with you in our capacity as agent for the Corporation.

Yours truly,

OLYMPIA TRANSFER SERVICES INC

signed "Lisa Clarkin"

Lisa Clarkin
Account Officer
Corporate & Shareholder Services
Direct Dial: 416-364-8081x442

Scott Wilson Roscoe Postle Associates Inc

Suite 501, 55 University Avenue, Toronto, ON M5J 2H7
T (416) 947-0907 **F** (416) 947-0395
www.scottwilson.com


Scott
Wilson

CONSENT OF QUALIFIED PERSON

Date: July 10, 2009

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government

I, Neil N. Gow, P.Geo., do hereby consent to the public filing of the report titled "Technical Report and Mineral Resource Estimate on the Lik Deposit, Northern Alaska, U.S.A." (the Technical Report), prepared for Zazu Metals Corporation and dated May 13, 2009, and extracts from, or the summary of, the Technical Report in the press release of Zazu Metals Corporation titled "Zazu's Lik South: Over 3.3 Bn Lbs of Indicated Zinc Resource" dated May 28, 2009 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) "Neil N. Gow"

Neil N. Gow, P.Geo.

Scott Wilson Roscoe Postle Associates Inc

Suite 501, 55 University Avenue, Toronto, ON M5J 2H7
T (416) 947-0907 **F** (416) 947-0395
www.scottwilson.com


Scott
Wilson

CONSENT OF QUALIFIED PERSON

Date: July 10, 2009

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government

I, William E. Roscoe, Ph.D., P.Eng., do hereby consent to the public filing of the report titled "Technical Report and Mineral Resource Estimate on the Lik Deposit, Northern Alaska, U.S.A." (the Technical Report), prepared for Zazu Metals Corporation and dated May 13, 2009, and extracts from, or the summary of, the Technical Report in the press release of Zazu Metals Corporation titled "Zazu's Lik South: Over 3.3 Bn Lbs of Indicated Zinc Resource" dated May 28, 2009 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) "William E. Roscoe"

William E. Roscoe, Ph.D., P.Eng.

Scott Wilson Roscoe Postle Associates Inc Suite 388, 1130 West Pender Street, Vancouver, BC V6E 4A4
T (604) 602-6767 **F** (604) 602-0235
www.scottwilson.com


Scott
Wilson

CONSENT OF QUALIFIED PERSON

Date: July 10, 2009

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government

I, Kevin C. Scott, P.Eng., do hereby consent to the public filing of the report titled "Technical Report and Mineral Resource Estimate on the Lik Deposit, Northern Alaska, U.S.A." (the Technical Report), prepared for Zazu Metals Corporation and dated May 13, 2009, and extracts from, or the summary of, the Technical Report in the press release of Zazu Metals Corporation titled "Zazu's Lik South: Over 3.3 Bn Lbs of Indicated Zinc Resource" dated May 28, 2009 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) "Kevin C. Scott"

Kevin C. Scott, P.Eng.

EARLY WARNING REPORT UNDER NATIONAL INSTRUMENT 62-103

This report is made in relation to the acquisition of common shares of Zazu Metals Corporation (the "Issuer").

(a) Name and Address of Offeror:

Canadian Zinc Corporation ("CZN")
Suite 1710
650 West Georgia Street
Vancouver, B.C.
V6B 4N9

(b) Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence, and whether it was ownership or control that was acquired in those circumstances:

Canadian Zinc Corporation acquired ownership and control of 3,400,000 common shares of Zazu Metals Corporation (the "**Issuer**"), representing approximately 11.1% of the Issuer's current issued and outstanding common shares.

(c) Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction:

3,400,000 common shares, representing 11.1% of the issued and outstanding common shares of the Issuer.

(d) Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which

(i) the offeror, either alone or together with any joint actors, has ownership and control:

3,400,000 common shares, representing 11.1% of the issued and outstanding common shares of the Issuer

(ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

N/A.

(iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

N/A.

(e) Name of the market in which the transaction took place:

The TSX Stock Exchange.

(e.1) The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction:

$0.19 per share

(f) Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities were acquired for investment purposes. Depending on market and other conditions, CZN may from time to time in the future, increase or decrease its ownership, control or direction over the shares of the Issuer through market transactions, private agreements or otherwise.

(g) General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

NONE

(h) Names of any joint actors in connection with the disclosure required by this report:

N/A.

(i) In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

N/A

(j) If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:

N/A.

(k) If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:

N/A.

Dated this 23rd day of December, 2009

CANADIAN ZINC CORPORATION

Per: *"signed John F. Kearney"*
John F. Kearney, Chairman and President

EARLY WARNING REPORT

PURSUANT TO NATIONAL INSTRUMENT 62-103

1. **Name and Address of Offeror:**

   Lehman Brothers Bankhaus AG (i.Ins) ("**Lehman**")
   Dr. Michael C. Frege, as insolvency administrator
   Barckhausstraße 12-16, 60325
   Frankfurt, Germany

2. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired:**

   In the course of the insolvency proceedings over the assets of Lehman Brothers Bankhaus AG ("LBB") it has been determined that on or before September 16, 2008, LBB acquired a total of 4,376,700 Common Shares of Zazu Metals Corporation ("**Zazu** "). LBB is at this stage unable to determine the price at which the shares were acquired.

3. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:**

   Lehman has control and direction over 4,376,700 Common Shares of Zazu representing, as of September 16, 2008 approximately 14.27% of the total outstanding Common Shares of Zazu.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities over which:**

   (a) **the offeror, either alone or together with any joint actors, has ownership and control:**

   Lehman has control and direction over approximately 4,376,700 Common Shares of Zazu representing, as of September 16, 2008 approximately 14.27% of the total outstanding Common Shares of Zazu.

   (b) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:**

   Please see item 4(a) above.

   (c) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

   Please see item 4(a) above.

5. **The name of the market in which the transaction or occurrence that gave rise to the news release took place:**

   Not applicable.

6. **The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release;**

   LBB is at this stage unable to determine the price at which the shares were acquired.

7. **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

   Not applicable.

8. **The general nature and material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

   Not applicable.

9. **The names of any joint actors:**

   Not applicable.

10. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars of consideration paid by the offeror:**

    Not Applicable.

11. **A description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:**

    Not Applicable.

12. **A description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:**

    Not Applicable.

DATED this 16th day of October, 2009.

LEHMAN BROTHERS BANKHAUS AG (I.INS)

Per: *"Helmut Olivier"*

Name: Helmut Olivier

Title: Chairman

ZAZU METALS CORPORATION

Proxy

For the Annual and Special General Meeting of Shareholders
to be held on

June 25, 2009

**This proxy is solicited by the management of
Zazu Metals Corporation**

The undersigned shareholder of Zazu Metals Corporation (the "Corporation") hereby nominates, constitutes and appoints Gil Atzmon, Chief Executive Officer, or failing him, Ralf O. Langner, Chief Financial Officer, or instead of any of them, ________________________________, as nominee of the undersigned to attend and vote for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on the 25th day of June, 2008, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated on the reverse side hereof.

The shares represented by this proxy will be voted and where a choice is specified will be voted as directed. Where no choice is specified, this proxy will confer discretionary authority and will be voted in favour of the resolutions referred to below.

This proxy also confers discretionary authority to vote in respect of any amendments or variations to the matters identified in the notice of meeting or any other matter which may properly come before the meeting and in such manner as such nominee in his judgment may determine.

A shareholder has the right to appoint a person to attend and act for him and on his behalf at the meeting other than the persons designated in this form of proxy. Such right may be exercised by filling the name of such person in the blank space provided and striking out the names of management's nominees, or by completing another proper form of proxy and, in either case, depositing the proxy as instructed below.

To be valid, this proxy must be received by the transfer agent at the address indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the meeting or adjournment thereof, or delivered to the chairman on the day of the meeting or adjournment thereof.

The nominees are directed to vote the shares represented by this proxy as follows:

1. To vote **FOR** _____ or to **WITHHOLD FROM VOTING** _____ in respect of the election of directors proposed by management.
2. To vote **FOR** _____ or to **WITHHOLD FROM VOTING** _____ in respect of the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation, and to authorize the directors to fix their remuneration.
3. To vote **FOR** _____ or **AGAINST** _____ in respect of a special resolution for an amendment to the articles of incorporation authorizing the registered office of the Corporation to be moved from the Province of Ontario to the Province of British Columbia.
4. At the nominee's discretion upon any amendments or variations to matters specified in the notice of the annual and special meeting or upon any other matters as may properly come before the meeting or any adjournments thereof.

The shares represented by this proxy will be voted in accordance with the instructions given on any vote or ballot called at the meeting. Unless a specific instruction is indicated, the said shares will be voted for confirmation and/or approval of the matters specified in items 1 through 3, all of which are set forth in the accompanying management information circular, receipt of which is hereby acknowledged.

This proxy revokes and supersedes all proxies of an earlier date.

Dated this _________ day of ______________________, 2009.

Print Name: ____

Signature: ____

Notes:

1. This proxy must be signed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.
2. A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation.
3. If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of management of the Corporation.
4. Each shareholder who is unable to attend the meeting is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided.

ZAZU METALS CORPORATION

Interim Consolidated Financial Statements

For the 9 months ended September 30, 2009 and 2008

Unaudited

(in US dollars)


ZAZU
METALS CORPORATION

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Interim Consolidated Balance Sheets
In U.S. dollars
(Unaudited)

	September 30, 2009	December 31, 2008
ASSETS		
Current assets		
Cash and cash equivalents	$ 3,071,398	$ 4,453,279
Receivables	5,660	46,557
Prepaid expenses	65,945	29,448
	3,143,003	4,529,284
Mineral properties (note 3)	26,450,117	25,664,514
Equipment (note 4)	380,499	435,480
	$ 29,973,619	$ 30,629,278
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 106,793	$ 68,853
Due to related parties (note 5)	12,870	10,712
	119,663	79,565
Future income taxes (note 6)	209,100	193,700
	328,763	273,265
SHAREHOLDERS' EQUITY		
Capital stock (note 7(a))	30,941,110	30,941,110
Warrants (note 7(b))	749,600	749,600
Contributed surplus	674,472	674,472
Stock options (note 7(c))	3,127,600	2,919,900
Deficit	(5,847,926)	(4,929,069)
	29,644,856	30,356,013
	$ 29,973,619	$ 30,629,278

Commitments (note 10)
Subsequent event (note 12)

Approved by the Board of Directors:

"Gil Atzmon" (signed)
Gil Atzmon
Director

"Bryan Morris" (signed)
Bryan Morris
Director

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Interim Consolidated Statements of Loss, Comprehensive Loss and Deficit
In U.S. dollars
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2009	**2008**	**2009**	**2008**
General and administrative expenses:				
Amortization	$ 2,015	$ 1,580	$ 6,001	$ 4,160
Audit and accounting	27,380	8,286	87,697	68,867
Consulting fees	116,250	116,250	348,750	386,750
Directors' fees	13,698	13,182	37,526	37,001
Insurance	14,784	18,296	47,864	60,639
Investor and shareholder relations	931	6,921	10,675	21,182
Legal fees	1,909	10,251	6,915	47,733
Office, rent and communication	24,386	33,153	73,404	95,894
Regulatory and transfer agent	4,586	5,855	22,297	26,817
Salaries and benefits	86,449	98,233	287,792	324,573
Stock based compensation (note 7(c))	41,600	356,800	181,800	1,831,300
Travel	1,613	14,730	23,091	63,596
Loss before other items	335,601	683,537	1,133,812	2,968,512
Other items:				
Interest income	1,271	44,738	10,188	195,587
Foreign exchange gain (loss)	129,263	(126,810)	202,067	(159,992)
Loss before taxes	(205,067)	(765,609)	(921,557)	(2,932,917)
Future income tax recovery (note 6)	500	437	2,700	35,700
Net loss and comprehensive loss for the period	(204,567)	(765,172)	(918,857)	(2,897,217)
Deficit, beginning of period	(5,643,359)	(3,006,770)	(4,929,069)	(874,725)
Deficit, end of period	($ 5,847,926)	($ 3,771,942)	($ 5,847,926)	($ 3,771,942)
Basic and diluted loss per share	($ 0.01)	($ 0.02)	($ 0.03)	($ 0.09)
Weighted average number of shares outstanding	30,663,771	30,663,771	30,663,771	30,663,771

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flow
In U.S. dollars
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2009	**2008**	**2009**	**2008**
Cash was provided by (used in):				
Operating activities				
Loss for the period	($ 204,567)	($ 765,172)	($ 918,857)	($ 2,897,217)
Items not involving cash:				
Amortization	2,015	1,580	6,001	4,160
Stock based compensation (note 7(d))	41,600	356,800	181,800	1,831,300
Future income tax recovery	(500)	(437)	(2,700)	(35,700)
Change in non-cash working capital (note 9)	(8,544)	7,326	(48,287)	(587,569)
	(169,996)	(399,903)	(782,043)	(1,685,026)
Financing activities				
Share issuance costs	-	-	-	(82,346)
Investing activities				
Deferred exploration costs	(265,531)	(2,106,547)	(599,079)	(2,702,198)
Purchase of equipment	-	(27,795)	(759)	(339,856)
	(265,531)	(2,134,342)	(599,838)	(3,042,054)
Decrease in cash and cash equivalents	(435,527)	(2,534,245)	(1,381,881)	(4,809,426)
Cash and cash equivalents, beginning of period	3,506,925	8,263,352	4,453,279	10,538,533
Cash and cash equivalents, end of period	$ 3,071,398	$ 5,729,107	$ 3,071,398	$ 5,729,107

Non-cash transactions:				
Stock based compensation capitalized to mineral properties	$ 5,700	$ 50,100	$ 25,900	$ 257,900
Amortization of equipment capitalized to mineral properties	16,580	104,266	49,739	164,700
Increase (decrease) in accounts payable and accrued liabilities related to mineral properties and equipment	62,658	82,845	92,784	453,933

The accompanying notes are an integral part of these financial statements

In U.S. dollars

---

1. Nature of operations

Zazu Metals Corporation ("Zazu" or the "Company") is a Canadian company which is engaged in the exploration and development of mineral properties. The Company was incorporated by a Certificate of Incorporation issued pursuant to the provisions of the Canada Business Corporations Act on November 29, 2006.

The Company incorporated Zazu Metals (Alaska) Corporation ("Zazu Alaska"), a subsidiary of the Company, in the State of Alaska, United States on January 18, 2007.

The Company is currently exploring a mineral property located in the State of Alaska, United States and has not yet determined whether its mineral property contains resources that are economically recoverable. The underlying value of the Company's mineral property and the recoverability of the related deferred costs are entirely dependent on the existence of economically recoverable resources in its mineral property and the ability of the Company to obtain the necessary financing to complete development and upon future profitable production from, or the proceeds from the disposition of, its mineral property.

2. Significant Accounting Policies

a) *Basis of presentation*

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company as at, and for the year ended, December 31, 2008. These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the December 31, 2008 audited annual consolidated financial statements of the Company.

b) *Adoption of new accounting standards and interpretations*

In February 2008, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3064, *Goodwill and Intangible Assets*, which replaces Section 3062, *Goodwill and Other Intangible Assets*. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for our fiscal year beginning January 1, 2009. The adoption of this standard did not have any effect on our financial statements. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, *Revenues and Expenditures in the Pre-operating Period*, was withdrawn.

In March 2009, the CICA issued EIC-174, *Mining Exploration Costs,* which provides guidance on the accounting and impairment review of exploration costs. The application of this EIC did not have an effect on the Company's financial statements.

3. Mineral properties

LIK Property, Alaska

The Company is participating in the exploration and possible development of the LIK property through a joint venture (50/50 increasing to 80/20 under certain circumstances) with Teck American Inc. ("Teck American"), a wholly owned subsidiary of Teck Resources Limited. Zazu acquired its interest in the joint venture in June 2007 by making a cash payment of $20,000,000 and granting a 2% net proceeds interest.

Zazu is the operator of the joint venture and has the right to earn from Teck American a further 30% interest by incurring qualifying exploration expenditures on or before January 27, 2018. The terms of the joint venture are governed by the LIK Block Agreement, signed in 1983 which specified an amount of $25.0 million of qualifying expenditures to be adjusted annually for inflation, and which balance is currently estimated to be approximately $39.8 million. As of September 30, 2009, a total of $12.1 million has been incurred in exploration expenditures pursuant to the terms of the LIK Block Agreement.

Once Zazu satisfies this expenditure obligation, Teck American has a onetime election to (i) maintain the 20% interest which shall become a participating interest pursuant to a joint operating agreement with a pro rata sharing of the pre-existing 1% net profits interest, or (ii) transfer its interest in exchange for a 2% net smelter return royalty interest such that Zazu would become the holder of a 100% undivided interest in the LIK property subject only to the pre-existing 1% net profits interest and the 2% net smelter royalty.

Acquisition and deferred exploration expenditures made by the Company are as follows:

	Balance December 31, 2008	2009 Expenditure (Recovery)	Balance September 30, 2009
Acquisition	$ 20,276,094	$ -	$ 20,276,094
Deferred exploration			
Administration	137,225	85,507	222,732
Assays/analysis	194,488	28,002	222,490
Camp construction and supplies	448,574	8,740	457,314
Drilling	2,356,414	39,409	2,395,823
Environmental consultants	261,073	240,200	501,273
Freight and logistics	426,611	53,145	479,756
Geological consultants	499,615	36,973	536,588
Insurance	12,895	(5,972)	6,923
Maps and reports	452,714	243,016	695,730
Travel	23,591	3,791	27,382
Vehicle	14,420	8,792	23,212
Stock based compensation	330,300	25,900	356,200
	5,157,920	767,503	5,925,423
Future income tax	230,500	18,100	248,600
	$ 25,664,514	$ 785,603	$ 26,450,117

4. Equipment

	September 30, 2009			December 31, 2008
	Cost	Accumulated amortization	Net book value	Net book value
Exploration equipment	$ 577,231	$ 261,784	$315,447	$ 354,856
Vehicles	50,424	20,138	30,286	39,079
Camp equipment	12,061	3,347	8,714	10,252
Computer equipment	12,567	7,577	4,990	6,514
Office furniture and equipment	27,008	5,946	21,062	24,779
	$ 679,291	$298,792	$380,499	$ 435,480

5. Related party transactions

During the third quarter of 2009, the Company incurred $13,698 (2008 – $13,182) for directors' fees. Directors' fees for the nine months ended September 30, 2009 totalled $37,526 (2008 – $37,001). The Company also incurred $1,029 (2008 – $15,641) in legal fees during the nine months ended September 20, 2009 payable to a legal firm whose partner is a director of the Company. No legal fees were incurred in the third quarter of either 2009 or 2008 to this firm.

The total amount payable to related parties at September 30, 2009 was $12,870. As at December 31, 2008, the Company owed $10,712. The amounts due to related parties are interest free with no specific terms of repayment.

Related party transactions are in the ordinary course of business, occurring on terms that are similar to those of transactions with unrelated parties, and therefore are measured at the exchange amount.

See note 12.

6. Future income taxes

The future income tax liability relates to the excess of book value of mineral properties and deferred exploration expenditures over tax values. A portion of the future income tax liability has been offset by applying the Company's available income tax losses.

7. Capital stock

The Company's common shares and common share purchase warrants began trading on the Toronto Stock Exchange on December 19, 2007 under the symbols "ZAZ" and "ZAZ.WT", respectively.

a) *Common shares*

Authorized:

Unlimited Common Shares with no par value
Unlimited Special Voting Shares with no par value

Issued and outstanding:

	Number of shares	Amount
Balance, December 31, 2008	30,663,771	$ 30,941,110
Balance, September 30, 2009	30,663,771	$ 30,941,110

b) *Warrants*

Issued and outstanding:

	Number of warrants	Amount
Balance, December 31, 2008	1,268,150	$ 749,600
Balance, September 30, 2009	1,268,150	$ 749,600

In connection with the Company's initial public offering completed in December 2007, the Company issued 2,536,300 units. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for C$2.25 until December 19, 2012.

c) *Stock options and stock based compensation*

The Company has a stock option plan which permits the Company's Board of Directors to grant stock options to certain employees, directors and consultants. The exercise price, term to expiry and vesting period are determined at the discretion of the Board of Directors but the exercise price may not be lower than the market price of the common shares on the date of grant, less any discount permitted by the Toronto Stock Exchange. The term to expiry is generally five years from the date of grant. The stock options can not vest sooner than one third after 90 days following the date of grant, a further one third after 12 months following the date of grant and the final one third after 18 months following the date of grant.

The following stock options to purchase common shares of the Company were authorized and outstanding at September 30, 2009:

	Number	**Average exercise price (CDN)**
Outstanding, December 31, 2008	-	$ -
Granted in March 2009	3,065,000	0.30
Outstanding, September 30, 2009	3,065,000	$ 0.30

The stock options outstanding at September 30, 2009 expire as follows:

Expiry Date	**Number outstanding**	**Exercise price (CDN)**	**Exercisable**
March 2014	3,065,000	$ 0.30	1,021,667
Outstanding, September 30, 2009	3,065,000	$ 0.30	1,021,667

The Company recognizes stock based compensation over the vesting period of the underlying options. During the third quarter of 2009 the Company recognized $47,300 of stock based compensation (2008 – $406,900) of which $5,700 (2008 – $50,100) was capitalized as a deferred exploration cost and $41,600 (2008 – $356,800) was expensed as stock based compensation. Stock based compensation for the nine months ended September 30, 2009 totalled $207,700 (2008 – $2,089,200) of which $25,900 (2008 – $257,900) was capitalized as a deferred exploration cost and $181,800 (2008 – $1,831,300) was expensed as stock based compensation.

Accumulated stock based compensation at September 30, 2009 is as follows:

Balance, December 31, 2008	$ 2,919,900
Stock based compensation	160,400
Balance, June 30, 2009	3,080,300
Stock based compensation	47,300
Balance, September 30, 2009	$ 3,127,600

The Company did not grant any stock options in the second or third quarters of 2009.

8. Segmented information

The Company currently operates in one business segment, being the exploration and development of mineral properties. The Company's assets at September 30, 2009 and revenues and expenses for the 3 and 9 months ended September 30, 2009 by geographic areas are as follows:

	Canada	United States	Total
At September 30, 2009:			
Assets	$ 3,168,627	$ 26,804,992	$ 29,973,619
For the 3 months ended September 30, 2009:			
General and administrative expenses	($ 334,311)	($ 1,290)	($ 335,601)
Other items	130,534	-	130,534
Future income tax recovery	-	500	500
Net loss	($203,777)	$ (790)	($ 204,567)
For the 9 months ended September 30, 2009:			
General and administrative expenses	($ 1,127,234)	($ 6,578)	($ 1,133,812)
Other items	212,255	-	212,255
Future income tax recovery	-	2,700	2,700
Net loss	($ 914,979)	($ 3,878)	($ 918,857)

The Company's assets at September 30, 2008 and revenues and expenses for the 3 and 9 months ended September 30, 2008 by geographic areas are as follows:

	Canada	United States	Total
At September 30, 2008:			
Assets	$ 5,863,935	$ 25,721,455	$ 31,585,390
For the 3 months ended September 30, 2008:			
General and administrative expenses	($ 682,511)	($ 1,025)	($ 683,536)
Other items	(82,073)	-	(82,073)
Future income tax recovery	-	437	437
Net loss	($764,584)	$ (588)	($ 765,172)
For the 9 months ended September 30, 2008:			
General and administrative expenses	($ 2,940,049)	($ 28,463)	($ 2,968,512)
Other items	35,595	-	35,595
Future income tax recovery	-	35,700	35,700
Net loss	($ 2,904,454)	$ 7,237	($ 2,897,217)

9. Change in non-cash operating working capital

	Three months ended September 30,		Nine months ended September 30,	
	2009	2008	2009	2008
Receivables	$ 701	($ 3,884)	$ 40,897	$ 23,307
Prepaid expenses	15,561	15,420	(36,497)	(795)
Accounts payable	(26,401)	1,267	(54,845)	(588,022)
Due to related parties	1,595	(5,477)	2,158	(22,059)
	($ 8,544)	$ 7,326	($ 48,287)	($ 587,569)

10. Commitments

The following is a summary of the Company's commitments as at September 30, 2009:

	Total	2009	2010 - 2012	2013 - 2014	2015 and beyond
Exploration services agreements – US$	$ 223,109	$ 118,574	$ 104,535	$ -	$ -
Office operation leases – CDN$	13,609	6,591	7,018	-	-
Consulting agreements – US$	1,412,500	144,750	1,267,750	-	-
Employment agreements – US$	475,000	37,500	437,500	-	-

The Company has entered into consulting and employment agreements with senior officers for terms ranging from three to five years and for an aggregate of $729,000 per year. The Company may terminate these agreements at any time, subject to the payment of fees ranging from a lump sum payment amounting to three months of the contract fee, to a lump sum amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

See note 12.

11. Management of capital risk

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral property. The Company strives to maintain a flexible capital structure in order to optimize the cost of capital at an acceptable risk.

The Company's Board of Directors (the "Board") has responsibility for stewardship of the Company by supervising the administration of the Company's business and affairs. The Board is responsible for the oversight and review of the strategic planning process of the Corporation. Strategic issues facing the Corporation are reviewed with Management and addressed by the Board at its regularly scheduled meetings, and at meetings specifically called for such purpose. Management must seek the Board's approval for any transaction that would have a significant effect on the strategic plan.

The Company manages and makes adjustments to the capital structure as opportunities arise in the marketplace or as and when funding is required. Historically the Company's primary source of funding has been the sale of equity securities for cash. The Company is not in commercial production on the LIK property and, accordingly, it does not generate cash from operations.

As part of its program to manage its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors including availability of capital and general industry conditions. The annual and updated budgets are reviewed and approved by the Board.

Under Company policy, cash and cash equivalents are primarily invested with large Canadian chartered banks with terms of 90 days or less, which can be easily liquidated.

12. Subsequent event

In October 2009 the Company entered into a lease for its head office in Vancouver with a company whose President is a director of Zazu. The lease calls for monthly payments of CDN$1,500 for the period from November 2009 through October 2012.

ZAZU METALS CORPORATION

Interim Consolidated Financial Statements
For the 6 months ended June 30, 2009 and 2008
Unaudited
(in US dollars)


ZAZU
METALS CORPORATION

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Balance Sheets
In U.S. dollars
(Unaudited)

	June 30, 2009	December 31, 2008
ASSETS		
Current assets		
Cash and cash equivalents	$ 3,506,925	$ 4,453,279
Receivables	6,361	46,557
Prepaid expenses	81,506	29,448
	3,594,792	4,529,284
Mineral properties (note 3)	26,095,648	25,664,514
Equipment (note 4)	399,094	435,480
	$ 30,089,534	$ 30,629,278
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 70,536	$ 68,853
Due to related parties (note 5)	11,275	10,712
	81,811	79,565
Future income taxes (note 6)	205,600	193,700
	287,411	273,265
SHAREHOLDERS' EQUITY		
Capital stock (note 7(a))	30,941,110	30,941,110
Warrants (note 7(b))	749,600	749,600
Contributed surplus	674,472	674,472
Stock options (note 7(d))	3,080,300	2,919,900
Deficit	(5,643,359)	(4,929,069)
	29,802,123	30,356,013
	$ 30,089,534	$ 30,629,278

Commitments (note 10)

Approved by the Board of Directors:

"Gil Atzmon" (signed)
Gil Atzmon
Director

"Bryan Morris" (signed)
Bryan Morris
Director

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
In U.S. dollars
(Unaudited)

	Three months ended	June 30,	Six months ended	June 30,
	2009	2008	2009	2008
General and administrative expenses:				
Amortization	$ 2,014	$ 1,512	$ 3,985	$ 2,580
Audit and accounting	44,494	43,429	60,317	60,581
Consulting fees	116,250	116,250	232,500	270,500
Directors' fees	12,824	9,819	23,828	23,819
Insurance	14,784	19,948	33,080	42,343
Investor and shareholder relations	5,924	8,186	9,744	14,261
Legal fees	4,785	23,731	5,006	37,482
Office, rent and communication	24,099	29,523	49,018	62,741
Regulatory and transfer agent	5,684	6,007	17,711	20,962
Salaries and benefits	98,183	97,534	201,343	226,340
Stock based compensation (note 7(d))	100,700	384,500	140,200	1,474,500
Travel	12,578	22,033	21,478	48,866
Loss before other items	442,319	762,472	798,210	2,284,975
Other items:				
Interest income	1,350	57,861	8,917	150,849
Foreign exchange gain (loss)	135,688	27,547	72,803	(33,182)
Loss before taxes	(305,281)	(677,064)	(716,490)	(2,167,308)
Future income tax recovery (note 6)	900	3,374	2,200	35,263
Net loss and comprehensive loss for the period	(304,381)	(673,690)	(714,290)	(2,132,045)
Deficit, beginning of period	(5,338,978)	(2,333,080)	(4,929,069)	(874,725)
Deficit, end of period	($ 5,643,359)	($ 3,006,770)	($ 5,643,359)	($ 3,006,770)
Basic and diluted loss per share	($ 0.01)	($ 0.02)	($ 0.02)	($ 0.07)
Weighted average number of shares outstanding	30,663,771	30,663,771	30,663,771	30,663,771

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Cash Flow
In U.S. dollars
(Unaudited)

	Three months ended June 30, 2009	Three months ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008
Cash was provided by (used in):				
Operating activities				
Loss for the period	($ 304,381)	($ 673,690)	($ 714,290)	($ 2,132,045)
Items not involving cash:				
Amortization	2,014	1,512	3,985	2,580
Stock based compensation (note 7(d))	100,700	384,500	140,200	1,474,500
Future income tax recovery	(900)	(3,374)	(2,200)	(35,263)
Change in non-cash working capital (note 9)	(26,124)	(100,032)	(39,742)	(594,895)
	(228,691)	(391,084)	(612,047)	(1,285,123)
Financing activities				
Share issuance costs	-	(82,346)	-	(82,346)
Investing activities				
Deferred exploration costs	(215,845)	(547,913)	(333,548)	(595,651)
Purchase of equipment	(759)	(257,832)	(759)	(312,062)
	(216,604)	(805,745)	(334,307)	(907,713)
Decrease in cash and cash equivalents	(445,295)	(1,279,175)	(946,354)	(2,275,182)
Cash and cash equivalents, beginning of period	3,952,220	9,542,526	4,453,279	10,538,533
Cash and cash equivalents, end of period	$ 3,506,925	$ 8,263,352	$ 3,506,925	$ 8,263,352
Non-cash transactions:				
Stock based compensation capitalized to mineral properties	$ 14,000	$ 51,900	$ 20,200	$ 207,800
Amortization of equipment capitalized to mineral properties	16,579	60,434	33,159	60,434
Increase (decrease) in accounts payable and accrued liabilities related to mineral properties and equipment	(6,825)	68,280	30,126	371,088

The accompanying notes are an integral part of these financial statements

In U.S. dollars

---

1. Nature of operations

Zazu Metals Corporation (the "Company") is a Canadian company which is engaged in the exploration and development of mineral properties. The Company was incorporated by a Certificate of Incorporation issued pursuant to the provisions of the Canada Business Corporations Act on November 29, 2006.

The Company incorporated Zazu Metals (Alaska) Corporation ("Zazu Alaska"), a subsidiary of the Company, in the State of Alaska, United States on January 18, 2007.

The Company is currently exploring a mineral property located in the State of Alaska, United States and has not yet determined whether its mineral property contains resources that are economically recoverable. The underlying value of the Company's mineral property and the recoverability of the related deferred costs are entirely dependent on the existence of economically recoverable resources in its mineral property and the ability of the Company to obtain the necessary financing to complete development and upon future profitable production from, or the proceeds from the disposition of, its mineral property.

2. Significant Accounting Policies

a) Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company as at, and for the year ended, December 31, 2008. These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the December 31, 2008 audited annual consolidated financial statements of the Company.

b) Adoption of new accounting standards and interpretations

In February 2008, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3064, *Goodwill and Intangible Assets*, which replaces Section 3062, *Goodwill and Other Intangible Assets*. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for our fiscal year beginning January 1, 2009. The adoption of this standard did not have any effect on our financial statements. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, *Revenues and Expenditures in the Pre-operating Period*, was withdrawn.

In March 2009, the CICA issued EIC-174, *Mining Exploration Costs,* which provides guidance on the accounting and impairment review of exploration costs. The application of this EIC did not have an effect on the Company's financial statements.

3. Mineral properties

LIK Property, Alaska

The Company is participating in the exploration and possible development of the LIK property through a joint venture (50/50 increasing to 80/20 under certain circumstances) with Teck American, Inc. ("Teck American"), a wholly owned subsidiary of Teck Resources Limited. Zazu acquired its interest in the joint venture in June 2007 by making a cash payment of $20,000,000 and granting a 2% net proceeds interest.

Zazu is the operator of the joint venture and has the right to earn from Teck American a further 30% interest by incurring qualifying exploration expenditures on or before January 27, 2018. The terms of the joint venture are governed by the LIK Block Agreement, signed in 1983 which specified an amount of $25.0 million of qualifying expenditures to be adjusted annually for inflation, and which balance is currently estimated to be approximately $39.8 million. As of June 30, 2009, a total of $11.7 million has been incurred in exploration expenditures pursuant to the terms of the LIK Block Agreement.

Once Zazu satisfies this expenditure obligation, Teck American has a onetime election to (i) maintain the 20% interest which shall become a participating interest pursuant to a joint operating agreement with a pro rata sharing of the pre-existing 1% net profits interest, or (ii) transfer its interest in exchange for a 2% net smelter return royalty interest such that Zazu would become the holder of a 100% undivided interest in the LIK property subject only to the pre-existing 1% net profits interest and the 2% net smelter royalty.

Acquisition and deferred exploration expenditures made by the Company are as follows:

	Balance December 31, 2008	**2009 Expenditure (Recovery)**	**Balance June 30, 2009**
Acquisition	$ 20,276,094	$ -	$ 20,276,094
Deferred exploration			
Administration	137,225	11,946	149,171
Assays/analysis	194,488	10,091	204,579
Camp construction and supplies	448,574	1,038	449,612
Drilling	2,356,414	26,273	2,382,687
Environmental consultants	261,073	192,370	453,443
Freight and logistics	426,611	1,304	427,915
Geological consultants	499,615	22,483	522,098
Insurance	12,895	(5,972)	6,923
Maps and reports	452,714	129,896	582,610
Travel	23,591	1,543	25,134
Vehicle	14,420	5,862	20,282
Stock based compensation	330,300	20,200	350,500
	5,157,920	417,034	5,574,954
Future income tax	230,500	14,100	244,600
	$ 25,664,514	$ 431,134	$ 26,095,648

4. Equipment

	June 30, 2009			December 31, 2008
	Cost	**Accumulated amortization**	**Net book value**	**Net book value**
Exploration equipment	$ 577,231	$ 248,648	$ 328,583	$ 354,856
Vehicles	50,424	17,207	33,217	39,079
Camp equipment	12,061	2,834	9,227	10,252
Computer equipment	12,567	6,801	5,766	6,514
Office furniture and equipment	27,008	4,707	22,301	24,779
	$ 679,291	$280,197	$ 399,094	$ 435,480

5. **Related party transactions**

During the second quarter of 2009, the Company incurred $12,824 (2008 – $9,819) for directors' fees. Directors' fees for the six months ended June 30, 2009 totalled $23,828 (2008 – $23,819). The Company also incurred $1,029 (2008 – $15,641) in legal fees during the second quarter of 2009 payable to a legal firm whose partner is a director of the Company. For the six months ended June 30, 2008 the Company paid $1,029 (2008 – $15,641) for legal fees to this legal firm.

The total amount payable to related parties at June 30, 2009 was $11,275. As at December 31, 2008, the Company owed $10,712. The amounts due to related parties are interest free with no specific terms of repayment.

Related party transactions are in the ordinary course of business, occurring on terms that are similar to those of transactions with unrelated parties, and therefore are measured at the exchange amount.

6. **Future income taxes**

The future income tax liability relates to the excess of book value of mineral properties and deferred exploration expenditures over tax values. A portion of the future income tax liability has been offset by applying the Company's available income tax losses.

7. **Capital stock**

The Company's common shares and common share purchase warrants began trading on the Toronto Stock Exchange on December 19, 2007 under the symbols "ZAZ" and "ZAZ.WT", respectively.

a) *Common shares*

Authorized:

Unlimited Common Shares with no par value
Unlimited Special Voting Shares with no par value

Issued and outstanding:

	Number of shares	Amount
Balance, December 31, 2008	30,663,771	$ 30,941,110
Balance, June 30, 2009	30,663,771	$ 30,941,110

b) *Warrants*

Issued and outstanding:

	Number of warrants	Amount
Balance, December 31, 2008	1,268,150	$ 749,600
Balance, June 30, 2009	1,268,150	$ 749,600

In connection with the Company's initial public offering completed in December 2007, the Company issued 2,536,300 units. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for C$2.25 until December 19, 2012.

c) *Stock options*

The Company has a stock option plan which permits the Company's Board of Directors to grant stock options to certain employees, directors and consultants. The exercise price, term to expiry and vesting period are determined at the discretion of the Board of Directors but the exercise price may not be lower than the market price of the common shares on the date of grant, less any discount permitted by the Toronto Stock Exchange. The term to expiry is generally five years from the date of grant. The stock options can not vest sooner than one third after 90 days following the date of grant, a further one third after 12 months following the date of grant and the final one third after 18 months following the date of grant.

The following stock options to purchase common shares of the Company were authorized and outstanding at June 30, 2009:

	Number	Average exercise price (CDN)
Outstanding, December 31, 2008	-	$ -
Granted in March 2009	3,065,000	0.30
Outstanding, June 30, 2009	3,065,000	$ 0.30

The stock options outstanding at June 30, 2009 expire as follows:

Expiry Date	Number outstanding	Exercise price (CDN)	Exercisable
March 2014	3,065,000	$ 0.30	1,021,667
Outstanding, June 30, 2009	3,065,000	$ 0.30	1,021,667

d) *Stock based compensation*

The Company recognizes stock based compensation over the vesting period of the underlying options. During the second quarter of 2009 the Company recognized $114,700 of stock based compensation (2008 – $436,400) of which $14,000 (2008 – $51,900) was capitalized as a deferred exploration cost and $100,700 (2008 – $384,500) was expensed as stock based compensation. Stock based compensation for the six months ended June 30, 2009 totalled $160,400 (2008 – $1,682,300) of which $20,200 (2008 – $207,800) was capitalized as a deferred exploration cost and $140,200 (2008 – $1,474,500) was expensed as stock based compensation.

Accumulated stock based compensation at June 30, 2009 is as follows:

Balance, December 31, 2008	$ 2,919,900
Stock based compensation	45,700
Balance, March 31, 2009	2,965,600
Stock based compensation	114,700
Balance, June 30, 2009	$ 3,080,300

The Company did not grant any stock options in the second quarter of 2009.

8. Segmented information

The Company currently operates in one business segment, being the exploration and development of mineral properties. The Company's assets at June 30, 2009 and revenues and expenses for the 3 and 6 months ended June 30, 2009 by geographic areas are as follows:

	Canada	United States	Total
At June 30, 2009:			
Assets	$ 3,622,431	$ 26,467,103	$ 30,089,534
For the 3 months ended June 30, 2009:			
General and administrative expenses	($ 440,197)	($ 2,122)	($ 442,319)
Other items	137,038	-	137,038
Future income tax recovery	-	900	900
Net loss	($303,159)	$ (1,222)	($ 304,381)
For the 6 months ended June 30, 2009:			
General and administrative expenses	($ 792,922)	($ 5,288)	($ 798,210)
Other items	81,720	-	81,720
Future income tax recovery	-	2,200	2,200
Net loss	($ 711,202)	($ 3,088)	($ 714,290)

The Company's assets at June 30, 2008 and revenues and expenses for the 3 and 6 months ended June 30, 2008 by geographic areas are as follows:

	Canada	United States	Total
At June 30, 2008:			
Assets	$ 8,390,091	$ 23,440,434	$ 31,830,525
For the 3 months ended June 30, 2008:			
General and administrative expenses	($ 754,264)	($ 8,208)	($ 762,472)
Other items	85,408	-	85,408
Future income tax recovery	-	3,374	3,374
Net loss	($668,856)	$ (4,834)	($ 673,690)
For the 6 months ended June 30, 2008:			
General and administrative expenses	($ 2,257,537)	($ 27,438)	($ 2,284,975)
Other items	117,667	-	117,667
Future income tax recovery	-	35,263	35,263
Net loss	($ 2,139,870)	$ 7,825	($ 2,132,045)

9. Change in non-cash operating working capital

	Three months ended June 30,		Six months ended June 30,	
	2009	2008	2009	2008
Receivables	($ 838)	$ 28,693	$ 40,196	$ 27,191
Prepaid expenses	(40,977)	(28,700)	(52,058)	(16,215)
Accounts payable	16,422	(104,679)	(28,443)	(589,289)
Due to related parties	(731)	4,654	563	(16,582)
	($ 26,124)	($ 100,032)	($ 39,742)	($ 594,895)

10. Commitments

The following is a summary of the Company's commitments as at June 30, 2009:

	Total	2009	2010 - 2012	2013 - 2014	2015 and beyond
Exploration services agreements – US$	$ 270,265	$ 270,265	$ -	$ -	$ -
Office operation leases – CDN$	30,750	23,732	7,018	-	-
Consulting agreements – US$	1,557,250	289,500	1,267,750	-	-
Employment agreements – US$	1,005,833	155,000	850,833	-	-

The Company has entered into consulting and employment agreements with senior officers for terms ranging from three to five years and for an aggregate of $889,000 per year. The Company may terminate these agreements at any time, subject to the payment of fees ranging from a lump sum payment amounting to three months of the contract fee, to a lump sum amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

11. Management of capital risk

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral property. The Company strives to maintain a flexible capital structure in order to optimize the cost of capital at an acceptable risk.

The Company's Board of Directors (the "Board") has responsibility for stewardship of the Company by supervising the administration of the Company's business and affairs. The Board is responsible for the oversight and review of the strategic planning process of the Corporation. Strategic issues facing the Corporation are reviewed with Management and addressed by the Board at its regularly scheduled meetings, and at meetings specifically called for such purpose. Management must seek the Board's approval for any transaction that would have a significant effect on the strategic plan.

The Company manages and makes adjustments to the capital structure as opportunities arise in the marketplace or as and when funding is required. Historically the Company's primary source of funding has been the sale of equity securities for cash. The Company is not in commercial production on the LIK property and, accordingly, it does not generate cash from operations.

As part of its program to manage its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors including availability of capital and general industry conditions. The annual and updated budgets are reviewed and approved by the Board.

Under Company policy, cash and cash equivalents are primarily invested in bank and non-asset backed commercial paper, all with the two highest possible investment ratings and with terms of 90 days or less, which can be easily liquidated.

ZAZU METALS CORPORATION

Notice of Annual and Special Meeting of Shareholders

and

Management Information Circular

For the Annual and Special General Meeting of Shareholders
to be held on

June 25, 2009


ZAZU
METALS CORPORATION

430 - 375 Water Street
Vancouver, BC, V6B 5C6
Tel: (604) 878-9298 Fax: (604) 568-9298

May 22, 2009

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders ("AGM") of Zazu Metals Corporation (the "Corporation") will be held at the offices of the Corporation at 375 Water Street, Suite 430, Vancouver, B.C. on Thursday, June 25, 2009, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the audited consolidated financial statements of the Corporation for the twelve months ended December 31, 2008, together with a report of the auditors thereon;
2. To elect directors;
3. To appoint auditors and to authorize the directors to fix their remuneration;
4. To approve, adopt and ratify the special resolution, as set out in the information circular relating to amending the Articles of Incorporation of the Corporation in order to move the registered office of the Corporation from the Province of Ontario to the Province of British Columbia; and
5. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Board of Directors have fixed the close of business on May 22, 2009 as the record date for the determination of members entitled to the notice of the AGM or any adjournment or adjournments thereto and the right to vote thereat.

This notice is accompanied by a form of proxy, management information circular and the audited consolidated financial statements of the Corporation for the year ended December 31, 2008. Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Vancouver, British Columbia this 22nd day of May, 2009.

BY ORDER OF THE BOARD

(Signed): "Gil Atzmon"

Gil Atzmon
Chairman, CEO and Director

GENERAL AND VOTING INFORMATION

This Management Information Circular is furnished in connection with the annual meeting (the "AGM") of the holders ("Shareholders") of common shares ("Common Shares") of Zazu Metals Corporation ("Zazu" or the "Corporation") to be held on Thursday, June 25, 2009 at 10:00 a.m. (Vancouver Time) he offices of the Corporation at 375 Water Street, Suite 430, Vancouver, British Columbia and at any continuation thereof after an adjournment.

Date of information

The information contained herein is given as of May 22, 2009, except as otherwise stated.

Currencies

Unless otherwise specified, all dollar amounts are in US dollars.

Solicitation of Proxies

The enclosed proxy is being solicited by or on behalf of the management of the Corporation. The mailing to Shareholders of this Circular will be on or about May 30, 2009. The cost of soliciting proxies will be borne by the Corporation. While most proxies will be solicited by mail only, regular employees of the Corporation may also solicit proxies by telephone or in person. Such employees will receive no additional compensation for these services other than their regular remuneration, but will be reimbursed for their reasonable expenses.

The Corporation will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of Common Shares registered in the names of such brokers, custodians, nominees and fiduciaries. The Corporation will reimburse brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial owners of Common Shares.

Voting Common Shares and Principal Shareholders

The Board of Directors of Zazu has fixed May 22, 2009 as the record date for the purpose of determining Shareholders entitled to receive Notice of the Meeting (the "Meeting Record Date").

The Corporation will prepare, no later than ten (10) days following the Meeting Record Date, a list of Shareholders entitled to vote as of the Meeting Record Date, showing the number of Common Shares held by each such Shareholder. Each person named on the list of Shareholders is entitled to one (1) vote for each Common Share held, except to the extent that: (i) the Shareholder has transferred any Common Shares after the Meeting Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes ownership of those Common Shares and requests not later than ten (10) days before the date of the Meeting that the transferee's name be included on such list before the Meeting, in which case the transferee is entitled to vote those Common Shares at the Meeting. Shareholders may also cast their vote electronically or by telephone by following the instructions on the enclosed form of proxy or voting instruction form.

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of May 22, 2009, there were 30,663,771 Common Shares outstanding. Each Common Share carries the right to one (1) vote on any matter properly coming before the Meeting. A quorum for the meeting of Shareholders consists of two (2) persons present in person or by proxy.

The following table shows, as of the date of this Circular, each person who is known to the Corporation, or its directors and officers, to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting.

Name of shareholder	Securities owned, controlled or directed	Percentage of class of outstanding voting securities of the Corporation [(1)]
Gil Atzmon	4,250,000	13.9%

Notes:

(1) Based on 30,663,771 Common Shares issued and outstanding as at the date hereof.

Registered Shareholders

Registered shareholders are Shareholders whose Common Shares are held in their own name and they will receive a proxy form in their own name.

Non-Registered/Beneficial Shareholders

Beneficial Shareholders are Shareholders who do not hold their Common Shares in their own name, but rather in the name of a nominee - this could be a bank, trust Corporation, securities broker or other financial institution (and is known as holding in "street form").

If you are a non-registered Shareholder, there are two (2) ways you can vote your Common Shares held by your nominee. Your nominee is required to seek voting instructions from you in advance of the Meeting in accordance with securities laws, and so you will receive, or will have already received from your nominee, a request for voting instructions or a proxy form for the number of Common Shares you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions. Therefore, please follow them in order to make sure that your Common Shares are voted.

Alternatively, if you wish to vote in person at the Meeting, please insert your own name in the space provided on the "Request for Voting Instructions" or proxy form to appoint yourself as proxyholder and follow the signing and return instructions of your nominee. Non-registered Shareholders who appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Olympia Transfer Services Inc.

Appointment of Proxy Holders

The persons named in the enclosed form of proxy are directors and/or officers of Zazu. A Shareholder has the right to appoint some other person (who need not be a Shareholder) to attend and to act for and on behalf of such Shareholder at the Meeting. To exercise this right, the Shareholder must either insert the name of the desired person in the blank space provided in the proxy and strike out the other names or submit another proper form of proxy and, in either case, deliver the completed proxy by post or other form of delivery to Zazu at its registered office at Suite 430, 375 Water Street, Vancouver, British Columbia V6B 5C6, or to the transfer agent for the

Common Shares, Olympia Transfer Services Inc., Suite 920, 120 Adelaide Street West, Toronto, Ontario M5H 1T1 , in either case to be received not later than the close of business on June 23, 2009 or, in the event of an adjournment, not later than two (2) business days preceding the day to which the Meeting is adjourned.

All Common Shares represented by a properly executed and deposited proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of the Shareholder as specified thereon.

If you have appointed a person who was designated by Zazu to vote on your behalf as provided in the enclosed form of proxy and you do not provide any instructions concerning any matter identified in the Notice of Meeting, the Common Shares represented by such proxy will be voted:

(1) FOR the election of the persons nominated for election as directors of Zazu; and

(2) FOR the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditor of Zazu and to authorize the Board of Directors to fix the remuneration of the auditor.

(3) FOR the change in registered office.

The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice of Meeting and on any other matter properly coming before the Meeting. Management is not aware of any such matter; however, if such matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named therein.

Other Business

The form of proxy accompanying this Circular confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of the Meeting or other matters which may properly come before the Meeting. Management of the Corporation knows of no matter to come before the Meeting or of any amendment or variation to matters identified in the Notice of the Meeting, other than the matters referred to in the Notice of the Meeting. However, if matters not now known to management should properly come before the Meeting, Common Shares represented by proxies solicited by management will be voted on each such matter in accordance with the best judgment of the person voting such Common Shares.

Revocability of Proxies

A Shareholder executing the enclosed form of proxy has the right to revoke it at any time before it is exercised. Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations ("NI-51-102"), a Shareholder may revoke a proxy by depositing an instrument in writing, executed by the Shareholder or by an attorney authorized in writing, at, or by transmitting, by telephonic or electronic means or any other manner permitted by law, a revocation to, the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or by depositing such instrument with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

Indebtedness of Directors, Executive Officers and Senior Officers

There was no indebtedness of any director or officer of the Corporation or of any proposed nominee for election as a director of the Corporation to, or guaranteed or supported by, the Corporation or any of the subsidiaries thereof either pursuant to an employee stock purchase program of the Corporation or otherwise during the financial year of the Corporation ended December 31, 2008.

Directors' and Officers' Liability Insurance

The Corporation maintains directors' and officers' liability insurance on behalf of the directors and officers of the Corporation. The current maximum coverage is $10,000,000, subject to a deductible of $50,000 per loss. The current annual premium amounts to $35,085.

Interests of Management and Others in Material Transactions

As of December 31, 2008, no director or executive officer of the Corporation, no security holder who is known to the Corporation to own of record or beneficially hold more than 10% of Common Shares and no associate or affiliate of any such director, executive officer or security holder has had any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, except as disclosed herein.

Additional Information

Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year. The Corporation will furnish, without charge, to any Shareholder submitting a written request, a copy of the Corporation's Annual Report, Annual Information Form, Financial Statements and Management Discussion and Analysis for the year ended December 31, 2008. Such written request should be directed to the attention of Zazu Metals Corporation, Suite 430, 375 Water Street, Vancouver, BC, V6B 5C6. Copies of these materials are available on SEDAR (www.sedar.com).

Board of Directors Approval

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

BUSINESS OF THE MEETING – MATTERS TO BE ACTED UPON

Financial Statements and Auditor's Report

The Management's Discussion and Analysis, the audited consolidated financial statements of Zazu for the year ended December 31, 2008, and the auditor's report on those financial statements, are included with the mailing of this Circular and available on SEDAR at www.sedar.com. Additional copies may be obtained from Zazu upon request.

Re-Appointment of Auditors

The Board of Directors recommends that PricewaterhouseCoopers LLP, Chartered Accountants, be re-appointed as Zazu's auditors to hold office until the close of the next annual meeting and that the Board of Directors be authorized to fix their remuneration as such.

Unless the form of proxy states otherwise, or if the right to vote is not exercised for the appointment of auditors, the persons named in the enclosed form of proxy intend to vote at the meeting FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration. The proposal requires the approval of a majority of the votes cast at the meeting.

Election of Directors

The articles of Zazu provide that the board of directors of Zazu (the "Board of Directors") shall consist of a minimum of three (3) and a maximum of ten (10) directors and the number may be fixed from time to time by the Board of Directors. The Board of Directors has set the number of directors to be elected at the Meeting at five (5).

The nominees for election as directors of Zazu are listed below, all of whom are currently serving as directors of Zazu. The persons proposed for election are, in the opinion of the Board of Directors and management, well qualified to act as directors for the forthcoming year.

Each of such nominees, if elected, will serve until the next annual meeting of Shareholders or until his successor is duly elected or appointed. Management has been informed that each nominee is willing to serve as a director, if elected. Management recommends a vote for all nominees for election as directors of the Corporation.

Management's nominees for election at the AGM are:

Gil Atzmon
Dennis H. Peterson
Paul F. Saxton
Michael A. Steeves
Bryan Morris

Further information on management's nominees for election as directors can be found in the "Board of Directors" and "Compensation of Directors" sections of this circular. Management recommends that you vote **FOR** these appointments. **In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote FOR the election of the above five (5) proposed director nominees.**

Change in Registered Office

The shareholders of the Corporation will be asked to approve and adopt by Special Resolution (where "Special Resolution" means a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution), an amendment to the articles of incorporation authorizing the registered office of the Corporation to be moved from the Province of Ontario to the Province of British Columbia in substantially the following form:

"RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1) The Articles of Amendment in the form approved by the board of directors of the Corporation to change the province or territory where the registered office of the Corporation is situated to the Province of British Columbia be filed with Industry Canada (the "Articles of Amendment"); and

(2) The President of the Corporation be and he is hereby authorized to execute such Articles of Amendment on behalf of the Corporation and to do, sign and institute all other documents, assurances and procedures necessary to fully and effectually carry out and complete all acts and proceedings authorized by this Special Resolution."

Unless the form of proxy states otherwise, or if the right to vote is not exercised for the change in registered office, the persons named in the enclosed form of proxy intend to vote at the meeting FOR the change in registered office.

The change in registered office is being made so that the Corporation's administrative offices in Vancouver can also serve as the Corporation's registered office. The Corporation's registered office is currently in Toronto, Ontario.

BOARD OF DIRECTORS

Board Nominees

The following table sets out the names of the five (5) nominees, their principal occupation or employment and the year from which each has continually served as a director of Zazu. The table also sets out, as of May 22, 2009, the number of Common Shares owned by each of them or over which control or direction is exercised by each of them, and the number of stock options which they hold in Zazu.

Name and municipality of residence	Position with the Corporation	Principal occupation	Common shares
Gil Atzmon San Antonio, Texas *Director since November 2006*	Chairman, Chief Executive Officer and Director	Officer of the Corporation	4,250,000
Michael A. Steeves Vancouver, British Columbia *Director since November 2006*	President, Chief Operating Officer and Director	Officer of the Corporation	1,064,500
Dennis H. Peterson(1)(2)(3) Toronto, Ontario *Director since November 2006*	Director	Solicitor	100,000
Bryan Morris (1)(2)(3) Vancouver, British Columbia *Director since July 2007*	Director	Self employed consultant	Nil
Paul F. Saxton(1)(2)(3) Furry Creek, British Columbia *Director since July 2007*	Director	Chief Executive Officer and President of Lincoln Gold Corp. and Chairman and Chief Operating Officer of Pinnacle Mines ltd.	Nil

Notes:

(1) Member of the Audit Committee. Bryan Morris is Chairman of the Audit Committee.

(2) Member of the Compensation Committee. Paul F. Saxton is Chairman of the Compensation Committee.

(3) Member of the Nominating and Corporate Governance Committee. Dennis H. Peterson is the Chairman of the Nominating and Corporate Governance Committee.

Additional information regarding the nominees can be found in the "Compensation of Directors" section and in the Board of Directors discussion in the "Corporate Governance" section of this circular.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

The Compensation Committee is comprised of Paul F. Saxton (Chair), Bryan Morris and Dennis H. Peterson, all of whom are independent directors.

The Compensation Committee oversees the remuneration, nomination and appointment policies and practices of the Corporation. The principal responsibilities of the Compensation Committee include:

- considering the Corporation's overall remuneration strategy and, where information is available, verifying the appropriateness of existing remuneration levels using external sources for comparison;
- comparing the nature and amount of the Corporation's directors' and executive officers' compensation to performance against goals set for the year while considering relevant comparative information, independent expert advice and the financial position of the Corporation,
- making recommendations to the Board of Directors in respect of director and executive officer remuneration matters, with the overall objective of ensuring maximum shareholder benefit from the retention of high quality board and executive team members;
- considering nominees for independent directors of the Corporation; and
- planning for the succession of directors and executive officers of the Corporation, including appointing, training and monitoring senior management to ensure that the Board of Directors and management have appropriate skill and experience.

Compensation Discussion and Analysis

The Corporation has a compensation program to compensate executive management which includes a base salary, an incentive compensation plan and equity compensation designed to be competitive with other companies in its peer group and to align management's compensation with the long-term interests of shareholders. In considering executive management's compensation, the financial condition of the Corporation is also taken into consideration. The compensation program aims to ensure total remuneration is competitive by market standards and links rewards with the short-term and long-term strategic goals and performance of the Corporation.

The Board of Directors establishes the remuneration of the Chief Executive Officer (the "CEO") on the basis of a recommendation from the Compensation Committee. The Compensation Committee, based on the recommendation of the CEO, will establish the remunerations of executives reporting to the CEO, including their participation in incentive plans offered by the Corporation.

The Board of Directors has the authority to award equity incentive compensation, including stock options, to the Corporation's executive management in such amounts and on such terms as the Board of Directors determines in its sole discretion. The Corporation has a 10% rolling stock option plan in which the Board of Directors can grant up to 10% of the issued and outstanding share capital as stock options. The Compensation Committee reviews each executive's contribution to the Corporation's strategic goals periodically and makes recommendation to the Board of Directors. The Board of Directors will take factors such as, changes in control provisions, performance criteria and previous grants into accounts in granting these executives' options. The CEO is consulted and makes recommendations to grant options, but the actual compensation amount is recommended by the Compensation Committee and approved by the Board of Directors.

Key Elements of Compensation

Base Salary

In determining the basic salary of an executive officer, the Compensation Committee places equal weight on the following factors:

(a) the particular responsibilities related to the position;

(b) salaries paid by comparable businesses;

(c) the experience level of the executive officer; and

(d) his or her overall performance.

During the most recently completed financial year, the Corporation has not engaged any external compensation consultants or advisors.

Bonus Payments

Executive officers are eligible for annual cash bonuses, after taking into account and giving equal weight to, financial performance, attainment of certain corporate objectives and individual performance.

In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for zinc and other industrial minerals. When applying the financial performance criteria, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board of Directors at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Corporation. There are no pre-established payout ranges.

Long-term Incentives

Stock Options

The Corporation maintains a stock option plan, the "Stock Option Plan", which has been approved by the Shareholders of the Corporation. In November 2008, all of the holders of the Corporation's stock options agreed to the cancellation of their stock options. No compensation was paid to the option holders for the cancellation of the stock options.

Stock Option Plan

The Corporation has established a stock option plan in order to provide incentive compensation to directors, officers, employees and consultants of the Corporation and its subsidiaries as well as to assist the Corporation and its subsidiaries in attracting, motivating and retaining qualified directors, management personnel and consultants. The purpose of the stock option plan is to provide additional incentive for participants' efforts to promote the growth and success of the business of the Corporation.

The stock option plan is administered by the Corporation's Compensation Committee, which will recommend, from time to time, the recipients of grants and the terms and conditions of each grant, in each case in accordance with applicable securities laws and stock exchange requirements. Stock options granted under the plan are nontransferable other than in accordance with the plan, must be exercised no later than 10 years after the date of the grant or such shorter period as determined by the Compensation Committee, and are subject to the approval of any applicable regulatory authority. All options will terminate on the earlier of the expiry of their term and the date of termination of an optionee's employment, engagement or position, if terminated for cause; otherwise, they will terminate 90 days following termination.

The Board will establish the exercise price of a stock option at the time each stock option is granted provided that such price shall not be less than the volume weighted average trading price (calculated in accordance with the rules and policies of the TSX) of the Corporation's Common Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the day the option is granted.

Unless the Compensation Committee determines otherwise, stock options issued by the Corporation are subject to a vesting schedule as follows: ⅓ after 6 months; ⅓ upon the first anniversary of grant; and ⅓ upon the 18th month anniversary of grant. The maximum number of Common Shares to be reserved for issuance to insiders of the Corporation upon the exercise of stock options granted under the plan may not exceed 10% of the number of outstanding Common Shares at any given time. The maximum number of Common Shares that may be granted to any individual within a twelve month period cannot exceed 5% of the number of outstanding Common Shares. The number of Common Shares available for issuance upon the exercise of the stock options granted under the plan will be equal to 10% of the number of issued and outstanding Common Shares at a given time.

Equity Compensation Plan Information

The following table sets forth information concerning securities authorized for issue under the Stock Option Plan.

Plan Category	Number of options	Weighted average exercise price	Number of options remaining available for future issuance under the stock option plan
Stock option plan previously approved by shareholders:			
Outstanding, December 31, 2007	2,775,000	$ 1.75	291,377
Issued – March 2008	150,000	1.75	141,377
Cancelled – November 2008	(2,925,000)	1.75	3,066,377
Outstanding, December 31, 2008	-	$ -	3,066,377

Performance Graph

The following graph compares the Corporation's share ("ZAZ") and share purchase warrant ("ZAZ.wt") price performance had CDN$100 been invested in the Company on December 19, 2007 (the date of the Corporation's Initial Public Offering) with the performance of the S&P/TSX Composite Index and the S&P/TSX Venture Composite Index.


Zazu Metals Corporation Performance Chart
Canadian $
$120
$100
$80
$60
$40
$20
$0
Dec 19/07
Dec 31/07
Dec 31/08
ZAZ
ZAZ.wt
S&P/TSX
S&P/TSXV

Along with the markets in general, the value of the Corporation's shares and share purchase warrants fell in 2008. Although the share price has fallen, management does not feel that this is justified, given the successes Zazu has achieved in its 2 work seasons since acquiring the Lik property in early 2007. Negative market sentiment has overshadowed the positive results from Zazu's development activities at the Lik property as seen by similar declines in general market indexes.

EXECUTIVE COMPENSATION

Named Executive Officers

In accordance with applicable securities regulations, Named Executive Officers ("NEOs") means the following individuals:

(a) the Chief Executive Officer ("CEO") of the Corporation or any person that acted in a similar capacity during the most recently completed fiscal year;

(b) the Chief Financial Officer ("CFO") of the Corporation or any person that acted in a similar capacity during the most recently completed fiscal year;

(c) each of the Corporation three most highly compensated executive officers, other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total compensation was more than $150,000 per year; and

(d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed financial year.

During the most recently completed financial year of the Corporation, the Corporation had four Named Executive Officers:

Gil Atzmon	Chairman of the Board and CEO
Ralf O. Langner	Chief Financial Officer
Michael A. Steeves	President and Chief Operating Officer
Mark L. Greenwald	Vice-President, General Counsel and Corporate Secretary

Summary Compensation Table

The following table sets forth all annual, cash incentive and long-term compensation to NEOs for services in all capacities to the Corporation and its subsidiaries for the three most recently completed financial years.

Since the Corporation was incorporated on November 29, 2006 with a fiscal year end of December 31, its first fiscal year ended December 31, 2006 represents a period consisting of approximately only 1 month, whereas subsequent fiscal years reflect a full year of operations. On December 19, 2007 the Company completed its initial public offering and the Company's common shares began trading on The Toronto Stock Exchange.

Name and principal position	Year	Annual		Long Term		All other compensation ($)	Total compensation ($)
		Base ($)	Bonus ($)	Options awards (#)	Options awards [2] ($)		
Gil Atzmon *Chairman of the Board and CEO*	2008 2007 2006	$185,000 $152,083 -	$31,000 [1] - $100,000	- 800,000 -	- $822,900 -	$1,100 - -	$217,100 $974,983 $100,000
Ralf O. Langner *Chief Financial Officer*	2008 2007 2006	$150,000 $27,089 -	$12,500 [1] - -	- 200,000 -	- $205,700 -	- - -	$162,500 $232,789 -
Michael A. Steeves *President and Chief Operating Officer*	2008 2007 2006	$160,000 $138,701 -	$13,500 [1] - $50,000	- 350,000 -	- $360,100 -	- - -	$173,500 $498,801 $50,000
Mark L. Greenwald *Vice-President, General Counsel and Corporate Secretary*	2008 2007 2006	$160,000 $66,667 $10,000	$27,000 [1] - -	- 350,000 -	- $360,100 -	$1,400 - -	$188,400 $426,767 $10,000

Notes:

(1) Bonus paid in 2008 but pertains to 2007.

(2) This column sets forth the dollar value of the options noted in the "Option awards (#)" by valuing the options using Black Scholes calculations. This is not the cash received by the individual during the course of the year due to any exercises, nor is this figure a cash bonus. This dollar amount has not been received by the optionee, but is an indication of the worth of these options based on the Black Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and/or vested during the period.

Bonuses

In February 2008, the Compensation Committee met to discuss bonuses. It was noted that management salaries and stock options had previously been approved as set out in the prospectus for the Corporation's initial public offering in December 2007.

A discussion was then held as to appropriate bonuses to be awarded to members of management. The accomplishments of the 2007 fiscal year were reviewed, which included acquiring an option on the Alaska property, completing an initial $11.5 million pre-IPO financing, renegotiating the Alaska property arrangement in order to purchase it, completing another $20 million pre-IPO financing, and taking the Corporation public on the TSX. In light of these achievements, it was agreed that bonuses should be awarded.

The Compensation Committee met again in December 2008 to discuss bonuses. It was noted that base salaries for management are fixed and specified in accordance with the terms of employment contracts which had previously been approved.

A discussion was then held as to appropriate bonuses to be awarded to members of management. All members of the Compensation Committee are involved in the resource sector, and it was acknowledged that commodity prices and zinc prices in particular are weak. As a result, the ability to finance exploration companies is challenging and it is generally viewed as prudent in the industry to conserve cash wherever possible. It was determined that in these conditions, it would not be appropriate to award bonuses, and that this is the sort of decision that would be expected by shareholders. Accordingly, it was determined that no management bonuses would be awarded for 2008.

Employment Agreements

Consulting Agreement with Gil Atzmon

On August 1, 2007, the Corporation entered into a five-year consulting agreement with Gil Atzmon pursuant to which Mr. Atzmon agreed to act as Chairman and Chief Executive Officer of the Corporation. In consideration for his services, Mr. Atzmon will receive an annual consulting fee of $185,000, in addition to bonuses granted in accordance with his achievement of the performance objectives set initially by the board of directors (and by the Compensation Committee going forward), as well as management incentives and stock options. Mr. Atzmon is also entitled to be reimbursed all reasonable out-of-pocket expenses (including but not limited to travel, office expenses, and insurance).

The Corporation may terminate the consulting agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount. In the event of a termination for cause, however, Mr. Atzmon shall be paid a lump sum equal to one month of his yearly consulting fees.

Consulting Agreement with Ralf O. Langner

On December 1, 2007, the Corporation entered into a five-year employment agreement with Ralf O. Langner pursuant to which Mr. Langner agreed to act as Chief Financial Officer of the Corporation. In consideration for his services, Mr. Langner will receive an annual salary of $150,000 and is eligible to receive a bonus in accordance with his achievement of the performance objectives set initially by the board of directors (and by the Compensation Committee going forward), as well as management incentives and stock options. Mr. Langner is also entitled to the reimbursement of all reasonable out-of-pocket expenses and employment benefits.

The Corporation may terminate the employment agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount. In the event of a termination for cause, however, Mr. Langner would be entitled to a lump sum equal to one month of his yearly salary.

Employment Agreement with Michael A. Steeves

On August 1, 2007, the Corporation entered into a five-year employment agreement with Michael A. Steeves pursuant to which Mr. Steeves agreed to act as President and Chief Operating Officer of the Corporation. In consideration for his services, Mr. Steeves will receive an annual salary of $160,000 and is eligible to receive a bonus in accordance with his achievement of the performance objectives set initially by the board of directors (and by the Compensation Committee going forward), as well as management incentives and stock options. Mr. Steeves is also entitled to the reimbursement of all reasonable out-of-pocket expenses and employment benefits.

The Corporation may terminate the employment agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount. In the event of a termination for cause, however, Mr. Steeves would be entitled to a lump sum equal to one month of his yearly salary.

Consulting Agreement with Mark L. Greenwald

On August 1, 2007, the Corporation entered into a five-year consulting agreement with Mark L. Greenwald pursuant to which Mr. Greenwald agreed to act as Vice President and General Legal Counsel of the Corporation. In consideration for his services, Mr. Greenwald will receive an annual consulting fee of $160,000, in addition to bonuses granted in accordance with his achievement of the performance objectives set initially by the board of directors (and by the Compensation Committee going forward), as well as management incentives and stock options. Mr. Greenwald is also entitled to be reimbursed all reasonable out-of-pocket expenses (including but not limited to travel, office expenses, and insurance).

The Corporation may terminate the consulting agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount. In the event of a termination for cause, however, Mr. Greenwald shall be paid a lump sum equal to one month of his yearly consulting fees.

Incentive Plan Awards

In November 2008, all of the holders of the Corporation's stock options agreed to the cancellation of their stock options. No compensation was paid to the option holders for the cancellation of the stock options. There were no stock options outstanding at December 31, 2008.

The Corporation has never issued any share based awards.

Termination and Change of Control Benefits

Termination and change of control benefits for NEOs are specified in each NEO's employment contract. Under these employment contracts, upon a triggering event, each NEO would be entitled to receive payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a penalty amount equal to 40% of that balance.

A triggering event is defined as one of the following:

(1) Termination of employment by the Corporation for any reason;

(2) Termination of employment by the NEO due to:

   (a) a material reduction in the duties and responsibilities of the NEO;
   (b) a breach by the Corporation of any material provision of the NEO's employment contract without the breach being remedied within 30 days;
   (c) a wilful and intentional breach of securities law by any member of the Corporation's management or Board of Directors; and
   (d) a change in control of the Corporation's ownership or management.

The following table sets forth the payments the NEOs would have been entitled to, had a triggering event taken place on December 31, 2008.

NEO	Balance remaining per employment contract	Penalty amount	Total
Gil Atzmon	$662,917	$265,167	$928,084
Ralf O. Langner	$587,500	$235,000	$822,500
Michael A. Steeves	$573,333	$229,333	$802,666
Mark L. Greenwald	$573,333	$229,333	$802,666
Total	$2,397,083	$958,833	$3,355,916

In the event a NEO is terminated with cause, the NEO shall be paid a lump sum equal to one month of their yearly contract fee. The following table sets forth the payments the NEOs would have been entitled to, had they been terminated with cause on December 31, 2008.

NEO	Amount
Gil Atzmon	$15,417
Ralf O. Langner	$12,500
Michael A. Steeves	$13,333
Mark L. Greenwald	$13,333
Total	$54,583

In the event a NEO has vested stock options on their triggering or termination date, the Corporation shall be required to advance to the NEO an amount equal to the cost of exercising the vested stock options. This advance shall be at no interest for a term of 180 days and is to insure that the NEO can exercise the vested stock options.

COMPENSATION OF DIRECTORS

The Corporation remunerates its directors, on an annual basis, as follows:

(i) the Chairman of the board of directors who is not an executive officer receives a base fee of CDN$15,000; and

(ii) each other director receives a base fee of CDN$12,000 per year.

In addition, all directors are entitled to be reimbursed for reasonable expenses (including travel) incurred in connection with the attendance of committee or directors' meetings.

Directors (other than the Chairman) who chair a committee are entitled to additional compensation as follows:

(i) CDN$10,000 to chair the Audit Committee;

(ii) CDN$5,000 to chair the Corporate Governance Committee; and

(iii) CDN$5,000 to chair the Compensation Committee.

The directors who are also employees of the Corporation (or any of its subsidiaries) do not receive any compensation for serving as directors.

The following table sets forth all annual, cash incentive and long-term compensation to directors for the most recently completed financial year.

	Annual		Long Term			
Name	**Fees ($)**	**Bonus ($)**	**Options awards (#)**	**Options awards [2] ($)**	**All other compensation ($)**	**Total compensation ($)**
Bryan Morris	CDN$26,583	-	-	-	-	CDN$26,583
Dennis H. Peterson	CDN$29,750	-	-	-	-	CDN$29,750
Paul F. Saxton	CDN$20,542	-	-	-	-	CDN$20,542

Zazu believes that good corporate governance is an essential element in a well-managed Corporation. Zazu follows the corporate governance practices recommended by National Policy 58-201, Corporate Governance Guidelines, adopted by Canadian Securities Administrators, and exceeds those guidelines where it is deemed appropriate. The following is a description of the Corporation's corporate governance practices made in accordance with National Instrument 58-101, Disclosure of Corporate Governance Practices, adopted by Canadian Securities Administrators, herein referred to as, "NI 58-101".

Board of Directors

To facilitate the functioning of the Board of Directors independently of management, the following structures and processes are in place:

- when appropriate, members of management, are not present for the discussion and determination of certain matters at meetings of the Board of Directors. During the most recently completed financial year, one meeting of the independent directors was held, and it is the Corporation's policy to hold at least one meeting of the independent board of directors during each financial year;
- under the by-laws of the Corporation, any two directors may call a meeting of the Board of Directors;
- the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee consist of a majority of independent directors who meet independent of management directors; and
- in addition to the above standing Committees of the Board of Directors, independent committees are appointed from time to time, when appropriate.

The Board of Directors, as proposed in this circular for election at the AGM is:

Name	Independent [1]	Basis for determination of independence	Attendance at Board of Director meetings held during the most recently completed fiscal year [2]	Other reporting issuers of which the Director serves as a director
Gil Atzmon	No	Officer of Zazu	Attended all meetings	Columbus Gold Corp. Columbus Silver Corp.
Bryan Morris	Yes	No direct or indirect material relationship with Zazu	Attended all meetings	Andean American Mining Corp. Animas Resources Ltd. Inca Pacific Resources Inc. Mediterranean Resources Ltd. Sinchao Metals Corp.

Name	Independent [1]	Basis for determination of independence	Attendance at Board of Director meetings held during the most recently completed fiscal year [2]	Other reporting issuers of which the Director serves as a director
Dennis H. Peterson	No	Dennis H. Peterson is not an unrelated and independent member of the Board of Directors as discussed under, "Audit Committee – Reliance on Certain Exemptions"	Attended all meetings	EM Resources Inc. GGD Resources Inc. Probe Mines Limited
Paul F. Saxton	Yes	No direct or indirect material relationship with Zazu	Attended all meetings	Pinnacle Mines Ltd. Lincoln Gold Corp. Goldcliff Resource Corp. Nayarit Gold Inc. Uranerz Energy Corp.
Michael A. Steeves	No	Officer of Zazu	Attended all meetings	Augusta Resource Corporation Forum Uranium Corp. Ventana Gold Corp.

Notes:

(1) To be considered independent, a member of the Board of Directors must not have any direct or indirect "material relationship" with the Corporation. A "material relationship" is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

(2) The Board of Directors meets at least once each calendar quarter and following the annual meeting of Shareholders of the Corporation. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Corporation faces from time to time. During the most recently completed financial year, the Board of Directors met four (4) times.

Mandate of the Board of Directors

The duties and responsibilities of the Board of Directors are:

- to supervise the management of the business and affairs of the Corporation; and
- to act with a view towards the best interests of the Corporation.

In discharging its mandate, the Board of Directors is responsible for the oversight and review of the development of, among other things, the following matters:

- the strategic planning process of the Corporation;

- identifying the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;
- succession planning, including appointing, training and monitoring senior management;
- a communications policy for the Corporation to facilitate communications with investors and other interested parties; and
- the integrity of the Corporation's internal control and management information systems.

The Board of Directors also has the mandate to assess the effectiveness of the Board of Directors as a whole, its committees and the contribution of individual directors.

Position Descriptions

The Board of Directors of the Corporation has developed written position descriptions for the Chairman, the Chairman of each Board Committee, the Chief Executive Officer, the President and the Chief Financial Officer.

Orientation and Continuing Education

The Corporation has not appointed a new director since July 2007 when Messrs. Morris and Saxton were appointed. When new directors are appointed, they receive an orientation on the role of the Board, its Committees and its directors, and the nature and operation of the Corporation's business, which consists of the following:

- an orientation session with senior officers to overview the Corporation's business and affairs
- an orientation session with the Chairman and the Chairperson of each standing Committee
- an orientation session with legal counsel and the representatives of the Corporation's auditors

Continuing education is provided to directors through provision of literature regarding current developments and annual seminars on corporate governance developments. The Chief Executive Officer of the Corporation takes primary responsibility for the orientation and continuing education of directors and officers.

Ethical Business Conduct

The Board of Directors of the Corporation has adopted a written code for the directors, officers and employees of the Corporation. Copies of the Code of Conduct are available upon written request from the Chief Financial Officer of the Corporation. The Audit Committee is responsible for ensuring compliance with the Corporation's code of conduct. There have been no departures from the Corporation's code of conduct during the most recently completely financial year.

In addition to those matters which, by law, must be approved by the Board of Directors, the approval of the Board of Directors is required for:

- the Corporation's annual business plan and budget;
- major acquisitions or dispositions by the Corporation; and
- transactions which are outside of the Corporation's existing business.

To ensure the directors exercise independent judgment in considering transactions and agreements in which a director or officer has a material interest, all such matters are considered and approved by the independent directors.

The Corporation believes that it has adopted corporate governance procedures and policies which encourage ethical behaviour by the Corporation's directors, officers and employees.

Expectations of Management

The Board of Directors has charged management with responsibility for the efficient management of the business and affairs of the Corporation and the identification and proposal of initiatives for the Corporation to secure opportunities as they arise. In order for the Board of Directors to effectively carry out its mandate, it regularly assesses the abilities of, and communicates those assessments to, management.

The Board of Directors recognizes the value of direct input from management as it serves to assist the Board of Directors in its deliberations. Where appropriate, members of management are invited to attend meetings of the Board of Directors to provide their input on various matters.

Committees of the Board of Directors

The Board of Directors has three (3) standing committees:

- the Audit Committee;
- the Nominating and Corporate Governance Committee; and
- the Compensation Committee.

The majority of all of the committees are independent of management and report directly to the Board of Directors. From time to time, when appropriate, ad hoc committees of the Board of Directors are appointed by the Board of Directors.

Audit Committee

Overview

The members of the Audit Committee are Messrs. Bryan Morris (Chair), Paul Saxton and Dennis H. Peterson. During 2008, the Audit Committee met four (4) times.

The Audit Committee of the Corporation's Board of Directors is principally responsible for:

- recommending to the Corporation's Board of Directors the external auditor to be nominated for election by the Corporation's shareholders at each annual meeting and negotiating the compensation of such external auditor;
- overseeing the work of the external auditor;
- reviewing the Corporation's annual and interim financial statements, Management's Discussion and Analysis and press releases regarding earnings before they are reviewed and approved by the Board of Directors and publicly disseminated by the Corporation; and

- reviewing the Corporation's financial reporting procedures to ensure adequate procedures are in place for the Corporation's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

The Audit Committee's Charter

The Corporation's Board of Directors has adopted a Charter for the Audit Committee, which sets out the Committee's mandate, organization, powers and responsibilities. The complete Charter is attached as Schedule "A" to this Management Information Circular.

Composition of the Audit Committee

All of the members of the Corporation's Audit Committee are "financially literate" and a majority are "independent" within the meaning of Multilateral Instrument 52-110 – Audit Committees ("NI 52-110").

Name	**Independent** (1)	**Financially Literate** (2)
Brian Morris	Yes	Yes
Dennis H. Peterson	No	Yes
Paul F. Saxton	Yes	Yes

Notes:

(1) To be considered independent, a member of the Audit Committee must not have any direct or indirect "material relationship" with the Corporation. A "material relationship" is a relationship which could, in the view of the Board of Directors of the Corporation, be reasonably expected to interfere with the exercise of a member's independent judgment.

(2) To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Reliance on Certain Exemptions

Pursuant to NI 52-110, all members of the Audit Committee of the Corporation must be independent. Dennis H. Peterson is not independent as the law firm which employs him, Peterson Law Professional Corporation, invoiced the Corporation for a total of $277,700 in legal services for the financial year of the Corporation ended December 31, 2007. Under NI 52-110, an individual who received more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years is deemed not to be independent. All other members of the Audit Committee consisting of Messrs. Saxton and Morris are considered to be independent members of the Audit Committee for the purposes of NI 52-110.

For the financial year ended December 31, 2008, the Corporation relied on the independence exemption in section 3.2(3) of NI 52-110 with respect to Dennis H. Peterson which provides that a director who is not independent may serve as a member of the Audit Committee for the first fiscal year following an initial public offering provided a majority of the members are independent. The Corporation completed an initial public offering in December 2007 and, accordingly, this exemption may be relied upon for the financial year ended December 31, 2008.

For the financial year ended December 31, 2009, the Corporation is relying on the independence exemption in section 3.6 of NI 52-110 with respect to Dennis H. Peterson which provides that a director who is not independent may serve as a member of the Audit Committee for up to two years in the following circumstances:

Requirement	Compliance with the Requirement
The member does not accept, directly or indirectly, any consulting, advisory or other compensatory fee form the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as part-time chair or vice-chair of the board or any board committee.	Yes
The member is not an affiliated entity of the issuer or any of its subsidiary entities.	Yes
The member is not an employee or officer of the issuer, or an immediate family member of an employee or officer of the issuer.	Yes
The board, under exceptional and limited circumstances, determines in its reasonable judgment that (i) the member is able to exercise the impartial judgment necessary for the member to fulfil his or her responsibilities as an audit committee member, and (ii) the appointment of the member is required by the best interests of the issuer and its shareholders.	Yes. Mr. Peterson had acted as legal counsel, but no longer does so, and is able to exercise impartial judgment. Mr. Peterson has been a director of the Corporation since inception and is knowledgeable of the business and affairs of the Corporation. A new member of the Audit Committee would not have this same experience which is valuable to the Corporation and its shareholders.
The member does not act as a chair of the audit committee.	Yes
The member does not rely upon this exemption for a period of more than two years.	Yes

Relevant Education and Experience

Bryan Morris was Vice-President, Finance of Cominco Resources International Ltd. and held senior positions in Teck Cominco Limited's financial organization. He was also Chief Financial Officer of Andean American Mining Corp. (July 2005 to October 2008), Sinchao Metals Corp. (December 2006 to October 2008), Inca Pacific Resources Inc. (February 2004 to May 2005) and Morgain Minerals Inc. (May 2005 to August 2007), all publicly traded companies. He is a Fellow of the Chartered Institute of Management Accountants (United Kingdom).

Paul Saxton is the Chief Operating Officer of Pinnacle Mines Ltd. and was the Chief Operating Officer of Doublestar Resources Ltd. He holds a Master of Business Administration from the University of Western Ontario.

Dennis H. Peterson is a securities lawyer and the principal of Peterson Law Professional Corporation, a Toronto-based securities law boutique focusing on resource companies.

Audit Committee Oversight

Since the commencement of the Corporation's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Corporation's Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in "Specific Duties - Oversight of the Independent Auditor" of the Charter. Pursuant to the Charter for the Audit Committee, the Audit Committee has the responsibility to review and approve the fees charged by the external auditors for audit services, and to review and approve all services other than audit services to be provided by the external auditors, and associated fees.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the last two financial years.

	Year ended December 31, 2008	**Year ended December 31, 2007**
Audit fees – fees for audit services	CDN$66,000	CDN$10,000
Audit/review – fees that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under Audit fees above	CDN$32,500	CDN$81,740
Tax – fees for tax compliance, tax advice, and tax planning	CDN$36,549	CDN$-
All other fees – services provided, other than the services reported above	CDN$-	CDN$10,000

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Messrs. Dennis H. Peterson (Chair), Bryan Morris and Paul Saxton. During fiscal 2008, the Nominating and Corporate Governance Committee met two (2) times.

The purposes of the Nominating and Corporate Governance Committee are:

- to identify and recommend individuals to the Board of Directors for nomination as members of the Board of Directors and its committees (other than the Nominating and Corporate Governance Committee);
- to review and set out recommendations for the remuneration of the President & Chief Executive Officer of Zazu; and
- to develop and recommend to the Board of Directors a set of corporate governance principles applicable to Zazu.

The Corporate Governance and Nominating Committee is responsible for reviewing with the Board of Directors, on an annual basis, the requisite skills and characteristics of prospective board members as well as the composition of the Board of Directors as a whole. This assessment will include member's contribution, qualification as independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the Board of Directors. The board identifies new candidates for board nomination by considering experience and qualifications in the areas of mining, financial reporting, capital markets and public Corporation stewardship. The Board of Directors seeks to have members composed of skills and experiences in these areas and will augment its membership of the Board of Directors from time to time as considered necessary in order to ensure experience and skills from these areas are reflected on the Board of Directors at all times.

Compensation Committee

The members of the Compensation Committee are Messrs. Paul Saxton (Chair), Bryan Morris and Dennis H. Peterson. During fiscal 2008, the Compensation Committee met two (2) times.

See "Compensation Discussion and Analysis" section elsewhere in this circular for further information about the Compensation Committee.

Shareholder Communications

The Board of Directors has authorized management to represent the Corporation in its communications with shareholders and members of the investment community. In addition, management meets regularly with investors and other interested parties to receive and respond to inquiries and comments. The Corporation seeks to ensure that all inquiries and concerns receive a complete and timely response from the appropriate member of management.

The Board of Directors reviews the Corporation's significant communications with investors and the public, including the Corporation's Annual Information Form, Management's Discussion & Analysis, Management Information Circular, annual audited financial statements and quarterly unaudited financial statements.

Assessment

The Board of Directors, its committees and its individual directors are assessed regularly, on at least an annual basis, as to their effectiveness and contribution. The process by which such assessments are made is though questionnaires developed by the Board and its Corporate Governance and Nominating Committee, which are distributed to each director and/or committee member for review and completion each year. In addition, the Chairman of the Board and the Chair of each committee encourage discussion amongst the Board or the committee, as the case may be, as to their evaluation of their own effectiveness over the course of the year. All directors and/or committee members are free to make suggestions for improvement of the practice of the Board and/or its committees at any time and are encouraged to do so.

SCHEDULE "A" – AUDIT COMMITTEE CHARTER

Audit Committee

The Audit Committee (hereinafter referred to as the "Committee") shall:

(i) assist the Board of Directors in its oversight role with respect to the quality and integrity of the financial information;

(ii) assess the effectiveness of the Corporation's risk management and compliance practices;

(iii) assess the independent auditor's performance, qualifications and independence;

(iv) assess the performance of the Corporation's internal audit function;

(v) ensure the Corporation's compliance with legal and regulatory requirements, and

(vi) prepare such reports of the Committee required to be included in Management Information Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

Structure and Operations

The Committee shall be composed of not less than three Directors. A majority of the members of the Committee shall not be an Officer or employee of the Corporation. All members shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation's securities are listed and applicable securities regulatory authorities.

Each member of the Committee shall be financially literate as such qualification is interpreted by the Board of Directors in its business judgment.

Members of the Committee shall be appointed or reappointed at the annual meeting of the Corporation and in the normal course of business will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a Director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

The Board of Directors or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the annual meeting of the Corporation a Chairman among their number. The Chairman shall not be a former Officer of the Corporation. Such Chairman shall serve as a liaison between members and senior management. The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members therefore provided that:

(a) a quorum for meetings shall be at least three members;

(b) the Committee shall meet at least quarterly;

(c) notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

(d) a resolution in writing signed by all directors entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

The Committee shall report to the Board of Directors on its activities after each of its meetings. The Committee shall review and assess the adequacy of this charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee or any other designated member of the Committee.

Specific Duties

Oversight of the Independent Auditor

- Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between Management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.
- Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor.
- Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor's engagement with the Corporation, and (ii) considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence.
- Obtain and review a report from the independent auditor at least annually regarding: the independent auditor's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Corporation.
- Review and discuss with Management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.
- Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.
- Review as necessary policies for the Corporation's hiring of employees or former employees of the independent auditor.

Financial Reporting

- Review and discuss with Management and the independent auditor the annual audited financial statements prior to the publication of earnings.

- Review and discuss with Management the Corporation's annual and quarterly disclosures made in Management's Discussion and Analysis. The Committee shall approve any reports for inclusion in the Corporation's Annual Report, as required by applicable legislation.
- Review and discuss with Management and the independent auditor management's report on its assessment of internal controls over financial reporting and the independent auditor's attestation report on management's assessment.
- Review and discuss with Management the Corporation's quarterly financial statements prior to the publication of earnings.
- Review and discuss with Management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Corporation's financial statements, including any significant changes in the Corporation's selection or application of accounting principles, any major issues as to the adequacy of the Corporation's internal controls and any special steps adopted in light of material control deficiencies.
- Review and discuss with Management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and Management, such as any management letter or schedule of unadjusted differences.
- Discuss with the independent auditor at least annually any "Management" or "internal control" letters issued or proposed to be issued by the independent auditor to the Corporation.
- Review and discuss with Management and the independent auditor at least annually any significant changes to the Corporation's accounting principles and practices suggested by the independent auditor, internal audit personnel or Management.
- Discuss with Management the Corporation's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.
- Review and discuss with Management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements.
- Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.
- Review disclosures made by the Corporation's Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving Management or other employees who have a significant role in the Corporation's internal controls.

- Discuss with the Corporation's General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Corporation or any of its subsidiaries from regulators or governmental agencies.

Oversight of Risk Management

- Review and approve periodically Management's risk philosophy and risk management policies.
- Review with Management at least annually reports demonstrating compliance with risk management policies.
- Review with Management the quality and competence of Management appointed to administer risk management policies.
- Review reports from the independent auditor at least annually relating to the adequacy of the Corporation's risk management practices together with Management's responses.
- Discuss with Management at least annually the Corporation's major financial risk exposures and the steps Management has taken to monitor and control such exposures, including the Corporation's risk assessment and risk management policies.

Oversight of Regulatory Compliance

- Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
- Discuss with Management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation's financial statements or accounting.
- Meet with the Corporation's regulators, according to applicable law.
- Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board of Directors.

Funding for the Independent Auditor and Retention of Other Independent Advisors

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall also have the authority to retain such other independent advisors as it may from time to time deem necessary or advisable for its purposes and the payment of compensation therefore shall also be funded by the Corporation.

MATERIAL CHANGE REPORT

1. Reporting Issuer

Zazu Metals Corporation
350 – 885 Dunsmuir Street
Vancouver, BC
V6C 1N5

2. Date of Material Change

December 9, 2009

3. Press Release

A press release with respect to the material change referred to in this Report was issued on December 9, 2009, a copy of which is attached to this Report. The press release was disseminated through Marketwire.

4. Summary of Material Change

Alaska state authority initiates due diligence on road and port expansion for Zazu's Lik deposit.

5. Full Description of Material Change

The Alaska Industrial Development and Export Agency ("AIDEA") approved a cost reimbursement agreement with Zazu today. This enables AIDEA to initiate due diligence on the proposed expansion of the Delong Mountain Transportation System ("DMTS"). This proposed expansion will facilitate both the development of the Lik deposit, and handle future concentrate production from the deposit.

The DMTS road and port system currently handles all concentrate produced by the Red Dog zinc mine of Teck ("Teck"). The Lik deposit is a zinc – lead – silver deposit located 22km from the Red Dog mine in northwestern Alaska. Lik is one of the largest undeveloped zinc deposits in the western world.

AIDEA, as owners of the DMTS, will evaluate their possible role in the two parts of the proposed expansion project: the financing of a spur road connecting the Lik deposit to the DMTS, and the financing of additional storage and handling facilities at the port. Under the terms of the agreement Zazu will reimburse AIDEA for their cost of conducting certain Pre-Feasibility Activities as part of these evaluation processes.

Prior to the AIDEA agreement Zazu received a letter of Non Objection from the Northwest Arctic Borough (NWAB). In this letter, the NWAB formally acknowledges their awareness of the Lik deposit, and that they have no objection to the project at this time.

In May of this year, Zazu moved the Lik deposit into early development stage with the updated resource estimate completed by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA). Their estimate of Lik South is an Indicated Resource of 20.66 million short tons at 8.08% zinc, 2.62% lead and 1.54 oz/ton silver; plus an Inferred Resource of 1.36 million short tons at 6.80% zinc, 2.12% lead and 1.02 oz/ton silver, at a 5% cut off. Lik North is an additional 5.71million short tons at 9.65% zinc, 3.25% lead and 1.48 oz/ ton silver of Inferred Resource at a 7% cut off grade.

Zazu is currently conducting a Preliminary Assessment Study on the Lik deposit through Scott Wilson R PA. This study is expected to be concluded shortly.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Ralf Langner, Chief Financial Officer at (604) 878-9298.

9. Date of Report

December 9, 2009

ZAZU METALS CORPORATION

350 - 885 Dunsmuir Street
Vancouver, BC Canada V6C 1N5

Tel: (604) 878-9298
Fax: (604) 568-9298


ZAZU
METALS CORPORATION

PRESS RELEASE

ALASKA STATE AUTHORITY INITIATES DUE DILIGENCE ON ROAD AND PORT EXPANSION FOR ZAZU'S LIK DEPOSIT

Vancouver, British Columbia, December 9th, 2009

Zazu Metals Corporation (TSX: ZAZ, "Zazu") is pleased to announce that the Alaska Industrial Development and Export Agency ("AIDEA") approved a cost reimbursement agreement with Zazu today. This enables AIDEA to initiate due diligence on the proposed expansion of the Delong Mountain Transportation System ("DMTS"). This proposed expansion will facilitate both the development of the Lik deposit, and handle future concentrate production from the deposit.

The DMTS road and port system currently handles all concentrate produced by the Red Dog zinc mine of Teck ("Teck"). The Lik deposit is a zinc – lead – silver deposit located 22km from the Red Dog mine in northwestern Alaska. Lik is one of the largest undeveloped zinc deposits in the western world.

AIDEA, as owners of the DMTS, will evaluate their possible role in the two parts of the proposed expansion project: the financing of a spur road connecting the Lik deposit to the DMTS, and the financing of additional storage and handling facilities at the port. Under the terms of the agreement Zazu will reimburse AIDEA for their cost of conducting certain Pre-Feasibility Activities as part of these evaluation processes.

Prior to the AIDEA agreement Zazu received a letter of Non Objection from the Northwest Arctic Borough (NWAB). In this letter, the NWAB formally acknowledges their awareness of the Lik deposit, and that they have no objection to the project at this time.

In May of this year, Zazu moved the Lik deposit into early development stage with the updated resource estimate completed by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA). Their estimate of Lik South is an Indicated Resource of 20.66mm short ton at 8.08% zinc, 2.62% lead and 1.54 oz/ton silver; plus an Inferred Resource of 1.36 mm short tons at 6.80% zinc, 2.12% lead and 1.02 oz/ton silver, at a 5% cut off. Lik North is an additional 5.71mm short ton at 9.65% zinc, 3.25% lead and 1.48 oz/ ton silver of Inferred Resource at a 7% cut off grade.

Zazu is currently conducting a Preliminary Assessment Study on the Lik deposit through Scott Wilson R PA. This study is expected to be concluded shortly.

Zazu is in the enviable position of having a limited number of shares outstanding, no debt, and a strong treasury. Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

The part of this news release pertaining to the Mineral Resource estimate was reviewed by Dr. William E. Roscoe, P.Eng., a Principal Consulting Geologist with Scott Wilson RPA, who is a qualified person as defined by National Instrument 43-101.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck in the Lik zinc – lead - silver deposit in northwestern Alaska. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website (www.teck.com). Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck website.

ON BEHALF OF THE BOARD OF DIRECTORS

Gil Atzmon,
Chairman and CEO

For further information, please contact:

Matthew Ford
V.P. of Corporate Development
Tel: 210 858-7512
Email:mford@zazumetals.com

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

MATERIAL CHANGE REPORT

1. **Reporting Issuer**

   Zazu Metals Corporation
   430 – 375 Water Street
   Vancouver, BC
   V6B 5C6

2. **Date of Material Change**

   July 30, 2009

3. **Press Release**

   A press release with respect to the material change referred to in this Report was issued on July 30, 2009, a copy of which is attached to this Report. The press release was disseminated through Marketwire.

4. **Summary of Material Change**

   Update on Lik deposit; President to retire.

5. **Full Description of Material Change**

   Zazu Zazu Metals Corporation (TSX: ZAZ, "Zazu") is pleased to provide an early season update on the Lik zinc - lead - silver deposit, located 22km from the Red Dog zinc mine of Teck Resources Limited ("Teck") in northwestern Alaska. Lik is one of the largest undeveloped zinc deposits in the western world.

   Zazu took Lik from exploration into the early development stage last year and in May of this year announced the updated resource estimate completed by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA). Their estimate of Lik South is an Indicated Resource of 20.66 million short tons at 8.08% zinc, 2.62% lead and 1.54 oz/ton silver plus an Inferred Resource of 1.36 million short tons at 6.80% zinc, 2.12% lead and 1.02 oz/ton silver, at a 5% cut off. Lik North is an additional 5.71 million short tons at 9.65% zinc, 3.25% lead and 1.48 oz/ ton silver of Inferred Resource at a 7% cut off grade. Zazu then set the following goals for the remainder of 2009:

   1. Ongoing environmental studies as part of future mine permitting through Travis Peterson Environmental.

2. Analysis by PND Engineers, Inc. of the DeLong Mountains port facility to determine expansion and modifications required to ship Lik concentrate.
3. Analysis by Lounsbury Engineers of the approximate costs and requirements of road corridor routes.
4. Incorporate the above data & resource estimate into a Preliminary Assessment (scoping) Study.
5. Convert the Lik federal claims package to state claims.

All items are currently either on or ahead of schedule. Progress made this year also allowed Zazu to bring 3 additional goals forward from the 2010 season. These are:

1. Initiate an Acid Rock Drainage Study
2. Complete a preliminary processing flow sheet requiring additional metallurgical testing
3. Initiate a concentrate marketing study

Zazu will continue to keep investors updated as to progress made on the deposit.

Michael A. Steeves, President and COO of Zazu Metals Corporation announced his intention to retire effective August 31, 2009 in order to attend to personal affairs. Mr. Steeves will remain a director of the company. Gil Atzmon, Chairman and CEO, will assume the duties and title of President.

Zazu is in the enviable position of having a limited number of shares outstanding, no debt, and a strong treasury. Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Ralf Langner, Chief Financial Officer at (604) 878-9298.

9. Date of Report

July 30, 2009

ZAZU METALS CORPORATION

Suite 430 – 375 Water Street
Vancouver, BC
V6B 5C6

Tel: (604) 878-9298
Fax: (604) 568-9298
info@zazumetals.com

PRESS RELEASE

UPDATE ON ZAZU'S 3.3 Billion Lbs INDICATED ZINC RESOURCE LIK SOUTH DEPOSIT

Vancouver, British Columbia, July 30th, 2009

Zazu Metals Corporation (TSX: ZAZ, "Zazu") is pleased to provide an early season update on the Lik zinc - lead - silver deposit, located 22km from the Red Dog zinc mine of Teck Resources Limited ("Teck") in northwestern Alaska. Lik is one of the largest undeveloped zinc deposits in the western world.

Zazu took Lik from exploration into the early development stage last year and in May of this year announced the updated resource estimate completed by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA). Their estimate of Lik South is an Indicated Resource of 20.66 million short tons at 8.08% zinc, 2.62% lead and 1.54 oz/ton silver plus an Inferred Resource of 1.36 million short tons at 6.80% zinc, 2.12% lead and 1.02 oz/ton silver, at a 5% cut off. Lik North is an additional 5.71 million short tons at 9.65% zinc, 3.25% lead and 1.48 oz/ ton silver of Inferred Resource at a 7% cut off grade. Zazu then set the following goals for the remainder of 2009:

1. Ongoing environmental studies as part of future mine permitting through Travis Peterson Environmental.
2. Analysis by PND Engineers, Inc. of the DeLong Mountains port facility to determine expansion and modifications required to ship Lik concentrate.
3. Analysis by Lounsbury Engineers of the approximate costs and requirements of road corridor routes.
4. Incorporate the above data & resource estimate into a Preliminary Assessment (scoping) Study.
5. Convert the Lik federal claims package to state claims.

All items are currently either on or ahead of schedule. Progress made this year also allowed Zazu to bring 3 additional goals forward from the 2010 season. These are:

1. Initiate an Acid Rock Drainage Study
2. Complete a preliminary processing flow sheet requiring additional metallurgical testing
3. Initiate a concentrate marketing study

Zazu will continue to keep investors updated as to progress made on the deposit.

Michael A. Steeves, President and COO of Zazu Metals Corporation announced his intention to retire effective August 31, 2009 in order to attend to personal affairs. Mr. Steeves will remain a director of the company. Gil Atzmon, Chairman and CEO, will assume the duties and title of President.

Zazu is in the enviable position of having a limited number of shares outstanding, no debt, and a strong treasury. Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

The part of this news release pertaining to the Mineral Resource estimate was reviewed by Dr. William E. Roscoe, P.Eng., a Principal Consulting Geologist with Scott Wilson RPA, who is a qualified person as defined by National Instrument 43-101.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck Cominco in the Lik zinc – lead - silver deposit in northwestern Alaska. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website (www.teck.com). Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck website.

ON BEHALF OF THE BOARD OF DIRECTORS

Gil Atzmon,
Chairman and CEO

For further information, please contact:

Matthew Ford
V.P. of Corporate Development
Tel: 210 858-7512
Email:mford@zazumetals.com

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

MATERIAL CHANGE REPORT

1. Reporting Issuer

Zazu Metals Corporation
430 – 375 Water Street
Vancouver, BC
V6B 5C6

2. Date of Material Change

May 28, 2009

3. Press Release

A press release with respect to the material change referred to in this Report was issued on May 28, 2009, a copy of which is attached to this Report. The press release was disseminated through Marketwire.

4. Summary of Material Change

Zazu receives NI 43-101 compliant resource estimate.

5. Full Description of Material Change

Zazu Metals Corporation (TSX: ZAZ, "Zazu") is in receipt of a current NI 43-101 resource estimate on the Lik zinc - lead - silver deposit, located 22km from the Red Dog zinc mine of Teck Cominco ("Teck") in northwestern Alaska. This first time disclosure of a current mineral resource confirms Lik as one of the largest undeveloped zinc deposits in the western world.

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) completed the resource estimate, constructing a wireframe block model at various cutoff grades for the Lik South deposit, and its offset extension Lik North. Highlights of the resource estimate include (full results are shown in table 1 on the attached news release):

Indicated Resource of Lik South

- Over 3.3 billion pounds of zinc
- Over 1 billion pounds of lead
- Over 31 million troy ounces of silver

And the Inferred Resources of Lik North and South:

- Nearly 1.3 billion pounds of zinc
- Nearly 0.5 billion pounds of lead
- Nearly 10 million troy ounces of silver

Lik South is a shallow dipping, near surface, stratiform deposit . Zazu believes the deposit is amenable to open pit mining methods and the associated low operating costs. Lik North is deeper, and Zazu plans to mine it underground with access from the bottom of the Lik South pit.

The size, continuity, and near surface location of the Lik South deposit make it a standout mine development proposition and Zazu immediately initiated a Preliminary Assessment (Scoping) Study. Scott Wilson RPA was retained to complete this work.

The resource estimate was based on the results of 204 diamond drill holes, totalling 34,460m. Drilling is on 200 ft. sections in the Lik South area, with holes mainly spaced at 100 ft. along section lines. The block model was estimated using 50ft X 50ft X 10ft blocks, with grade interpolation through ordinary kriging.

Zazu is in the enviable position of having a limited number of shares outstanding, no debt, and a strong treasury. Taking Lik from exploration into the early development stages last year, Zazu continues development with the following plans for 2009:

1. Continue ongoing environmental studies as part of future mine permitting through Travis Peterson Environmental (TPE).
2. Receive an analysis by PND Engineers, Inc. of the DeLong Mountains port facility to determine modifications required to ship Lik ore.
3. Receive an analysis by Lounsbury Engineers of the approximate costs and requirements or corridor routes.
4. Have Scott Wilson RPA incorporate the above data into a Preliminary Assessment (scoping) Study.
5. Convert the Lik federal claims package to state claims.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Michael A. Steeves, President and Chief Operating Officer, or Ralf Langner, Vice President, Finance & Chief Financial Officer at (604) 878-9298.

9. Date of Report

May 28, 2009

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Management's Discussion and Analysis
November 9, 2009
In U.S. dollars

The following management discussion and analysis of Zazu Metals Corporation ("Zazu" or the "Company") is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Zazu's September 30, 2009 unaudited interim consolidated financial statements, Zazu's December 31, 2008 audited annual consolidated financial statements, and the related notes for the periods then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Zazu's accounting policies are described in note 2 of the December 31, 2008 audited annual consolidated financial statements and note 2 of the September 30, 2009 unaudited interim consolidated financial statements. All of the financial information presented herein is expressed in US dollars, unless otherwise indicated. This management discussion and analysis is made as at November 9, 2009.

The Company is in the business of exploring for minerals which by its nature involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of the mineral properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, the ability of the Company to obtain financing or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. The Company's mineral properties are located outside of Canada and are subject to the risks normally associated with foreign investment, including increases in taxes and royalties, recognition of contracts and currency exchange fluctuations.

The recent events in the global financial markets have had a profound impact on the global economy. Virtually all industries, including mining for precious and base metals, are impacted by these market conditions, which have included: a sharp contraction in the credit markets resulting in a widening of credit risk spreads and higher costs of funding; a deterioration in the credit ratings of numerous large financial institutions; devaluations and high volatility in global equity, commodity, foreign exchange and metals markets and a corresponding lack of market liquidity; and a slowdown in economic activity that is affecting major global economies. These events could have a significant impact on the Company.

This management discussion and analysis contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial and operating performance of the Company, its subsidiaries and affiliated companies, its mining project, the future prices of zinc, lead and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and resource estimates, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, governmental regulation of mining operations and exploration operations, timing and receipt of approvals, consents and permits under applicable mineral legislation, environmental risks, title disputes or claims, limitations of insurance coverage and regulatory matters.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "estimates", "intends", "targets", "anticipates" or "believes" or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, future prices of zinc, lead and silver; general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar;

changes in project parameters as plans continue to be refined; possible variations of ore grade or projected recovery rates; accidents, labour disputes and other risks of the mining industry; political instability or insurrection or war; labour force availability and turnover; the availability of suitable road and port facilities; delays in obtaining financing or governmental approvals or in the completion of exploration and development activities; as well as those factors discussed in the section entitled "Risk Factors", all of which are described more fully in the Company's filings with Canadian Securities Administrators posted on www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this management discussion and analysis and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. Subject to applicable law, the Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

Additional information, including a copy of Company's Annual Information Form for the year ended December 31, 2008 is available on SEDAR (www.sedar.com).

OVERALL PERFORMANCE

Zazu Metals is a Canadian based exploration company formed in November 2006 to acquire an interest in a zinc, lead and silver exploration property, known as the LIK property, located in Alaska. The Company holds a 50% interest in the LIK property (the other 50% interest is held by Teck Resources Limited) and has the right to earn up to a further 30%. The Company's primary near term objective is to advance the LIK property towards development through the definition of a resource and commencement of a formal feasibility study. The Company also intends to pursue a strategy of evaluating and potentially acquiring interests in other attractive mineral properties that the Company believes will be accretive to its overall growth strategy.

On December 19, 2007, the Company completed its Initial Public Offering ("IPO") and its common shares and common share purchase warrants began trading on The Toronto Stock Exchange under the symbols "ZAZ" and "ZAZ.WT", respectively. The Company is a reporting issuer in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland.

RESULTS OF OPERATIONS

The net loss of the Company primarily reflects the overhead costs incurred by the Company as it oversees exploration and development of its LIK property and the costs associated with running a public company. The exploration and development costs incurred at the LIK property have been capitalized to mineral property interests. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is deemed not appropriate in the foreseeable future, the related deferred expenditures are written off.

2009 vs. 2008

The Company's net loss for the 3 months ended September 30, 2009 was $204,567 or $0.01 per share compared to a net loss of $765,172 or $0.02 per share for the 3 months ended September 30, 2008. The net loss for the 9 months ended September 30, 2009 totalled $918,857 or $0.03 per share compared to a net loss of $2,897,217 or $0.09 per share for the 9 months ended September 30, 2008.

The net loss for the third quarter of 2009 included salaries and consulting fees as well as additional costs for audit and accounting fees, directors' fees, regulatory fees and transfer agent expenses, legal fees, insurance, office costs and travel. A significant portion of the loss was stock-based compensation, a non-cash item. A foreign exchange gain offset some of the expenses.

The overall decrease in expenses in the first nine months of 2009 compared to the first nine months of 2008 corresponds to the decreased level of activity by the Company. In response to the recent downturn in the worldwide capital markets, the Company has scaled back its planned work programs at Lik, as well as reduced administrative expenses where possible, until such time that capital markets improve.

During the third quarter of 2009, the Company recognized $47,300 (2008 – $406,900) of stock based compensation of which $5,700 (2008 – $50,100) was capitalized as a deferred exploration cost and $41,600 (2008 – $356,800) was expensed as stock based compensation. Stock based compensation for the nine months ended September 30, 2009 totalled $207,700 (2008 – $2,089,200) of which $25,900 (2008 – $257,900) was capitalized as a deferred exploration cost and $181,800 (2008 – $1,831,300) was expensed as stock based compensation.

Stock based compensation in 2009 was based on a fair value of CDN$0.12 per option for the 3,065,000 options granted to directors, officers and staff in March 2009 as calculated using the Black-Scholes option pricing model. Stock based compensation in 2008 was based on a fair value of CDN$1.07 per option for the 2,775,000 options granted in December 2007 and CDN$0.45 per option for the 150,000 options granted in March 2008. Stock based compensation is recognized over the vesting period of the underlying options.

Audit and accounting costs were $27,380 (2008 – $8,286) for the third quarter of 2009 and $87,697 (2008 – $68,867) for the first 9 months of 2008. During the first quarter of 2008, the Company utilized outside contractors to meet its financial reporting needs and these costs, together with corporate tax reporting and interim review fees, comprise audit and accounting costs. The reduction in accounting costs due to the decreased use of outside contractors in 2009 was offset by an increase in corporate tax reporting and compliance costs as well as one-time costs relating to the analysis of the Company's upcoming transition to reporting under international financial reporting standards. Audit and accounting costs in the third quarter of 2009 are for interim review and corporate income tax services.

Consulting fees were $116,250 (2008 – $116,250) for the third quarter of 2009 and $348,750 (2008 – $386,750) for the first 9 months of 2009. While the number of consultants utilized in 2009 is greater than in 2008, the dollar amount of consulting fees is lower overall in 2009 than 2008 as consulting fees in 2008 included $58,000 of one-time bonuses. Consulting fees paid to consultants involved directly in exploration at the LIK property are included in deferred exploration expenditures.

Under the Company's policy for director remuneration, each director receives a base fee of CDN$12,000 per year. In addition, all directors are entitled to be reimbursed for reasonable expenses (including travel) incurred in connection with the attendance of committee or directors' meetings. Directors (other than the Chairman) who chair a committee are entitled to additional compensation of between CDN$5,000 and CDN$10,000. The directors who are also employees of the Company (or any of its subsidiaries) do not receive any compensation for serving as directors. During the third quarter of 2009, the Company incurred $13,698 (2008 – $13,182) for directors' fees. Directors' fees for the 9 months ended September 30, 2009 totalled $37,526 (2008 – $37,001).

Insurance costs of $14,784 (2008 – $18,296) for the third quarter of 2009 and $47,864 (2008 – $60,639) for the 9 months ended September 30, 2009 represent premiums on the Company's comprehensive general liability and Directors and Officers policies. Insurance costs in 2009 are expected to be lower than 2008 due to the reduced level of on-site exploration activity by the Company.

Investor and shareholder relations expenses of $931 (2008 – $6,921) for the third quarter of 2009 and $10,675 (2008 – $21,182) for the 9 months ended September 30, 2009 consist primarily of the costs of marketing trips and other costs such as attending industry conferences. These expenses are lower for 2009 than 2008 due to decreased marketing activity in 2009.

Legal fees were $1,909 (2008 – $10,251) for the third quarter of 2009 and $6,915 (2008 – $47,733) for the 9 months ended September 30, 2009. Legal fees represent fees over and above those incurred in connection with the Company's financings. Legal fees specifically paid in connection with any of the Company's financings are normally included in the issue costs of those financings and recorded as an offset to proceeds received from those financings. Legal fees are lower in 2009 than in 2008 due to the decreased use of outside legal firms.

Office, rent and communications costs were $24,386 (2008 – $33,153) for the third quarter of 2009 and $73,404 (2008 – $95,894) for the 9 months ended September 30, 2009. Office costs are lower in 2009 than in 2008 due to decreased staffing levels and the Company's program to reduce administrative expenses where possible.

Regulatory and transfer agent costs were $4,586 (2008 – $5,855) for the third quarter of 2009 and $22,297 (2008 – $26,817) for the 9 months ended September 30, 2009. These costs represent those filing and listing fees normally associated with public companies.

Salaries and benefits costs were $86,449 (2008 – $98,233) for the third quarter of 2009 and $287,792 (2008 – $324,573) for the 9 months ended September 30, 2009. Salaries in 2008 included $26,000 of one-time bonuses. In addition to there being no bonuses paid in 2009, salaries in 2009 are lower than in 2008 due to decreased staffing levels. Staffing levels were reduced in the third quarter of 2009 and will be reduced further in the fourth quarter of 2009 as part of the Company's program to reduce administrative expenses wherever possible. Salary and bonus amounts are determined by the compensation committee of the board of directors. Wages and benefits paid to staff involved directly in exploration at the LIK property are included in deferred exploration expenditures.

Travel costs were $1,613 (2008 – $14,730) for the third quarter of 2009 and $23,091 (2008 – $63,596) for the 9 months ended September 30, 2009. Several of the Company's officers reside in the United States and travel costs include the costs for these officers to travel to the administrative office in Vancouver to attend management meetings. Travel costs are lower in 2009 than in 2008 due to decreased travel as a result of the Company's program to reduce administrative expenses.

Interest income was $1,271 (2008 – $44,738) for the third quarter of 2009 and $10,188 (2008 – $195,587) for the 9 months ended September 30, 2009. Interest income was lower in 2009 due to decreasing yields from the Company's usual type of investments and lower cash balances. Yields for these investments decreased as interest rates fell in both the US and Canada. Funds not required for the Company's immediate operations are invested in highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

Historically, the Company has raised cash in private financings denominated in US dollars. Although the majority of the Company's expenditures are made in US dollars, as a Canadian company, it is necessary to also make payments in Canadian dollars. As a result, the Company maintains a portion of its cash in Canadian dollars and this balance is subject to foreign exchange gains or losses. The Company's initial public offering in December 2007 was denominated in Canadian dollars resulting in the Company holding a larger than usual amount of Canadian dollars. During the third quarter of 2009, the Canadian dollar strengthened versus the US dollar, resulting in a foreign exchange gain of $129,263 as compared to a loss in the third quarter of 2008 of $126,810. The Company had a total foreign exchange gain of $202,067 for the 9 months ended September 30, 2009 as compared to a loss of $159,992 for the 9 months ended September 30, 2008.

The future income tax recovery was $500 (2008 – $437) for the third quarter of 2009 and $2,700 (2008 – $35,700) for the 9 months ended September 30, 2009. The Company recorded a future income tax liability which relates to the excess of book value of mineral properties and deferred exploration expenditures over tax values. The future income tax recovery is that portion of the future income tax liability which has been offset by applying the Company's available income tax losses.

LIK Property, Alaska

Unless otherwise stated, the technical information in this section in respect of the LIK property is based upon the "Technical Report and Mineral Resource Estimate on the Lik Deposit, Northern Alaska" dated May 13, 2009 (the

"Technical Report") prepared by Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA"). The author of the Technical Report is a "qualified person" for purposes of NI 43-101. Scott Wilson RPA is independent of the Company, within the meaning of NI 43-101, as is the author of the Technical Report. The Technical Report is available on the Company's website (www.zazumetals.com) and on SEDAR (www.sedar.com).

The Company received a Technical Report on the Lik property in the second quarter of 2009, which included a resource estimate and confirms Lik as one of the largest undeveloped zinc deposits in the western world. Scott Wilson RPA completed the resource estimate, constructing a wireframe block model at various cutoff grades for the Lik South deposit, and its offset extension Lik North. Highlights of the resource estimate include:

Indicated Resource of Lik South

- Over 3.3 billion pounds of zinc
- Over 1 billion pounds of lead
- Over 31 million troy ounces of silver

Inferred Resources of Lik North and South

- Nearly 1.3 billion pounds of zinc
- Nearly 0.5 billion pounds of lead
- Nearly 10 million troy ounces of silver

Full results are shown in the Technical Report which is available on the Company's website (www.zazumetals.com) and on SEDAR (www.sedar.com).

During the third quarter of 2009, the Company incurred exploration expenditures at the LIK property of $350,469 (2008 – $2,343,757) and $767,503 (2008 – $3,578,730) for the 9 months ended September 30, 2009. Total deferred property expenditures, including acquisition and an allowance for future income taxes, were $26,450,115 at September 30, 2009.

The 2009 work program includes working with consultants to assess any environmental issues as well as continuing the permitting process. Work began in 2008 to collect and evaluate the environmental data required to lay the groundwork for mine permitting and this work is continuing. The Company has commissioned a report to study the costs and requirements of any potential routes for the road from the Lik property to the public port facilities and will work with an engineering firm to analyse the port facility to determine if any modification are required to accommodate future concentrate production from the Lik property. The Company has commissioned Scott Wilson RPA to prepare a Preliminary Assessment (scoping) Study incorporating the results of work done to date and through the 2009 work season.

The Company opened the camp for a few weeks this summer in order to continue the environmental work and to allow camp and equipment maintenance.

After evaluating the merits of conducting a small drill program for 2009 management concluded that such a program would not be in the Company's best interest at this time. Under its agreement with its drilling contractor, the Company has allowed the use of one of its drill rigs by the drilling contractor. The Company is required to pay the costs of transporting the drill rig to the contractor's location and its return to the property. The contractor will provide insurance coverage and maintain the drill rig while it is in their possession. The Company expects to incur costs of $20,000 – $25,000 under this arrangement. To date, the drill rig has not been used by the contractor, but remains in their possession at their location.

Management, along with other industry participants, believes the longer term outlook for zinc prices is bullish with prices expected to rise as global supply decreases due to declines in existing mines' grades as well as shutdowns of soon to be exhausted mines. At present, there is little new mine capacity scheduled to replace this decline in production. Additional support for the price of zinc is expected in the medium and long term as a result of the increased consumption of zinc by the various infrastructure projects contained in many of the stimulus plans proposed by the world's major economies.

Management believes that the work done to date by the Company has produced results as good as, or in some cases, better than expected and justifies further work. Although it has decided to curtail exploration work at the Lik property until such time as capital markets improve, management has concluded that there has been no impairment of the Company's long-lived assets as at September 30, 2009 and no adjustments are required to the carrying value of the Lik project on the Company's balance sheet.

SUMMARY OF QUARTERLY RESULTS

For the quarters ended:

	9/30/09 $	6/30/09 $	3/31/09 $	12/31/08 $	9/30/08 $	6/30/08 $	3/31/08 $	12/31/07 $
Interest income	1,271	1,350	7,567	26,375	44,738	57,861	92,988	85,834
Net loss	(204,567)	(304,381)	(409,909)	(1,157,127)	(765,172)	(673,690)	(1,458,355)	(621,721)
Loss per share - basic and diluted	(0.01)	(0.01)	(0.01)	(0.04)	(0.02)	(0.02)	(0.05)	(0.07)

The large fluctuations in the Company's quarterly results are primarily due to the timing of stock option grants and the translation of foreign currency denominated financial items. Excluding stock-based compensation expense and foreign exchange gains and losses, the Company's net losses would amount to $292,230 for the third quarter of 2009, $340,269 for the second quarter of 2009, $307,524 for the first quarter of 2009, $318,067 for the fourth quarter of 2008, $281,562 for the third quarter of 2008, $316,737 for the second quarter of 2008, $307,626 for first quarter of 2008 and $354,089 for the fourth quarter of 2007. These amounts reflect normal overheads expected by the Company given its current stage of operations.

LIQUIDITY AND CAPITAL RESOURCES

Historically the Company's primary source of funding has been the sale of equity securities for cash. The Company is not in commercial production on the LIK property and, accordingly, it does not generate cash from operations.

At September 30, 2009, the Company had cash and cash equivalents totalling $3,071,398 as compared to $4,453,279 at December 31, 2008. The Company has no significant financial or other instruments except that its cash balances are primarily invested with large Canadian chartered banks. The Company does not have any exposure to Asset-Backed Commercial Paper.

At September 30, 2009, the Company's aggregate commitments for operating leases for its office in Vancouver totalled CDN$13,609. The Company's lease for its head office in Vancouver calls for monthly payments of CDN$5,275 and ends in October 2009. In November 2009, the Company has downsized its head office space by moving and sharing office space with a company whose President is a director of Zazu. This office lease calls for monthly rent payments of CDN$1,500 per month beginning in November 2009 and ending in October 2012.

Under the contract with its drilling contractor, the Company agreed to complete a minimum of 30,000 feet of drilling. A total of 4,564 feet was drilled during the 2007 work season, and 22,406 feet were drilled during the 2008 work season. The Company has committed to spending $150,000 in 2009 for the preparation of the scoping study for the Lik property of which $45,000 has been spent.

The Company also had commitments of $1,887,500 for amounts due under various consulting and employment contracts.

The following is a summary of the Company's contractual obligations and commitments as at September 30, 2009:

	Total	2009	2010 – 2012	2013 – 2014	2015 and beyond
Exploration services agreement – US$	$ 223,109	$ 118,574	$ 104,535	$ -	$ -
Office operation leases – CDN$	13,609	6,591	7,018	-	-
Consulting agreements – US$	1,412,500	144,750	1,267,750	-	-
Employment agreements – US$	475,000	37,500	437,500	-	-

The Company has entered into consulting and employment agreements with senior officers for terms ranging from three to five years and for an aggregate of $729,000 per year. The Company may terminate these agreements at any time, subject to the payment of fees ranging from a lump sum payment amounting to three months of the contract fee, to a lump sum amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

As the Company has in the past been dependent on the sale of equity securities in order to raise cash, it has scaled back its planned work programs at Lik, and reduced administrative expenses, until such time that capital markets improve and the prospects for a successful financing, on less dilutive terms to the Company, is more likely. The Company believes its current capital resources will be sufficient to finance its revised business objectives for the remainder of 2009, all of 2010 and part of 2011.

OFF-BALANCE SHEET ARRANGEMENTS

During the 9 months ended September 30, 2009 and up to the date of this report, the Company had no off-balance sheet transactions.

TRANSACTIONS WITH RELATED PARTIES

The Company incurred $1,029 (2008 – $15,641) in legal fees during the nine months ended September 20, 2009 payable to a legal firm whose partner is a director of the Company. No legal fees were incurred in the third quarter of either 2009 or 2008 to this firm.

Under the Company's policy for director remuneration, each director receives a base fee of CDN$12,000 per year. In addition, all directors are entitled to be reimbursed for reasonable expenses (including travel) incurred in connection with the attendance of committee or directors' meetings. Directors (other than the Chairman) who chair a committee are entitled to additional compensation as follows: (i) CDN$10,000 to chair the Audit Committee; (ii) CDN$5,000 to chair the Corporate Governance Committee; and (iii) CDN$5,000 to chair the Compensation and Nomination Committee. The directors who are also employees of the Company (or any of its subsidiaries) do not receive any compensation for serving as directors. Directors' fees were $13,698 (2008 – $13,182) for the third quarter of 2009 and $37,526 (2008 – $37,001) for the 9 months ended September 30, 2009.

In November 2009, the Company began sharing office space with a company whose President is a director of Zazu. This office lease calls for monthly rent payments of CDN$1,500 per month beginning in November 2009 and ending in October 2012.

The total amount payable to related parties at September 30, 2009 was $12,870. The amounts due to related parties are interest free with no specific terms of repayment.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of special voting shares, issuable in series. At November 9, 2009, the Company had 30,663,771 Common Shares issued and outstanding as well as warrants to purchase an additional 1,268,150 common shares.

In March 2009, the Company granted 3,065,000 stock options to directors, officers and employees. These stock options were granted pursuant to the Company's Stock Option Plan with a term of five years and an exercise price of CDN$0.30 per share. At November 9, 2009, 3,065,000 stock options were outstanding, of which 1,021,667 had vested, and are exercisable.

If fully exercised, the warrants, broker warrants and stock options would bring a further CDN$3,772,800 to the Company's treasury.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Corporation.

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. The Company's accounting policies are described in Note 2 to the December 2008 audited consolidated financial statements.

The Company is capitalizing all direct acquisition, land holding and exploration expenditures related to its properties until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations.

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been any change in circumstances which would indicate impairment of the capitalized mineral property, plant and equipment. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment to its estimated fair value, which would reduce the Company's earnings and net assets.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with international financial reporting standards ("IFRS") over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company contracted an independent consultant to identify the differences between GAAP and IFRS that affect the Company. After this initial review, no material restatements of balances are expected on the initial implementation of IFRS by the Company. The implementation and transition phases to IFRS are currently planned for 2010 in order to meet the adoption date of January 1, 2011.

In February 2008, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3064, *Goodwill and Intangible Assets*, which replaces Section 3062, *Goodwill and Other Intangible Assets*. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for our fiscal year beginning January 1, 2009. The adoption of this standard did not have any effect on our financial statements. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, *Revenues and Expenditures in the Pre-operating Period*, was withdrawn.

In March 2009, the CICA issued EIC-174, *Mining Exploration Costs*, which provides guidance on the accounting and impairment review of exploration costs. The application of this EIC did not have an effect on the Company's financial statements.

FINANCIAL AND OTHER INSTRUMENTS

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and the amount due to related parties, some of which are denominated in Canadian dollars. These accounts are recorded at cost in US dollars, which approximates fair value. The Company is exposed to financial gain or loss as a result of foreign exchange movements by the Canadian dollar against the US dollar.

The Company's cash and cash equivalents are primarily invested in easily liquidated bankers' acceptances issued by Canadian chartered banks. The Company does not have any exposure to Asset-Backed Commercial Paper.

In addition to costs denominated in US dollars, the Company also incurs general and administrative costs denominated in Canadian dollars. Accordingly, the Company's general and administrative costs are affected by changes in the foreign exchange rate of the Canadian dollar. Canadian dollar denominated costs represent approximately 18% of the Company's total budgeted general and administrative costs for 2009. A 10% increase in the value of the Canadian dollar against the US dollar could increase the Company's reported general and administrative costs by approximately $28,000 annually. The Company has elected not to hedge its exposure to fluctuations in the Canadian dollar by buying fixed rate forward contracts in Canadian dollars.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on regular reviews of its internal control procedures during and at the end of the period covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes to the Company's internal control over financial reporting that occurred during the 9 months ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

DISCLOSURE CONTROLS

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiary, is made known to the Company's certifying officers. The Company's Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company's disclosure controls and procedures as of September 30, 2009 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

CHANGES IN MANAGEMENT

The Company's former President, Mr. Michael Steeves, left the Company and effective September 1, 2009, the Company's Chief Executive Officer, Mr. Gil Atzmon assumed the duties and title of President. Mr. Steeves remains a director of the Company. Beginning September 1, 2009, Mr. Steeves is no longer paid a salary, but does receive a fee of CDN$1,000 per month as a director. Mr. Steeves' stock options remain in place.

OUTLOOK

The Company begins the fourth quarter of 2009 with $3.1 million in cash. As the Company has in the past been dependent on the sale of equity securities in order to raise cash, and in response to the recent downturn in the worldwide capital markets, the Company has scaled back its planned work programs at Lik until such time that capital markets improve and the prospect for a successful financing, on less dilutive terms to the Company, is more likely. The Company is also reducing its administrative expenses wherever and whenever possible. The Company believes its current capital resources will be sufficient to finance its revised business objectives for 2009, all of 2010 and part of 2011. In order to fund further exploration work and advance the LIK property, the Company may be required to raise additional financing through the issuance of its securities.

After receiving a Technical Report on the Lik property in the second quarter, which included a resource estimate and confirmed Lik as one of the largest undeveloped zinc deposits in the western world, the Company commissioned Scott Wilson RPA to prepare a Preliminary Assessment (scoping) Study incorporating the results of the work done to date.

The Company plans to continue environmental work, including an environmental impact study, in order to obtain all necessary land use and operating permits for the LIK property. The collection and evaluation of on-site environmental data is continuing. This work is required for mine permitting.

The Company has commissioned a report to study the costs and requirements of any potential routes for the road from the Lik property to the public port facilities and will work with an engineering firm to analyse the port facility to determine if any modification are required to accommodate future concentrate production from the Lik property. Expenditures at Lik are expected to total $1.1 million for 2009 versus the $3.9 million spent in 2008. While planned expenditures at Lik in 2009 will be a fraction of 2008, they will be sufficient to keep Lik on the Company's planned development timeline.

RISK FACTORS

The financing, exploration, development and mining of any of the Company's properties is subject to a number of factors including the price of zinc, lead and silver, laws and regulations, political conditions, currency fluctuations, environmental regulations, hiring qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors are favorable but could change at any time and negatively affect the Company's operations and business.

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of the Company's future financial performance.

Exploration Risk

Mineral exploration and development involve a high degree of risk and few projects are ultimately developed into producing mines. There is no assurance that the Company's future exploration and development activities will result in the definition of a body of commercial ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including environmental regulations.

Financial Capability and Additional Financing

If the Company's exploration programs are successful, additional funds will be required in order to complete the development of its properties. The only sources of future funds presently available to the Company are the sale of additional equity capital or the entering into of joint venture arrangements or other strategic alliances in which the funding sources could become entitled to an interest in the properties or the projects. The Company's capital resources are largely determined by the strength of the junior resource market and by the status of the Company's projects in relation to these markets, and its ability to compete for investor support of its projects.

In order to exercise the option to increase its ownership of the Lik property to 80%, the Company must spend the Required Expenditure Amount prior to 2018. The Required Expenditure Amount is currently estimated to be approximately $39.8 million (after adjustment for inflation indexing and escalations) of which $12.1 million has been incurred. Accordingly, the exact amount the Company is required to spend is uncertain and the longer the duration of time over which such expenditures are made, the greater the potential variability in this spending obligation.

There is no assurance that the Company will be successful in raising sufficient funds to meet its obligations or to complete all of the currently proposed exploration programs. If the Company does not raise the necessary capital to meet its obligations under current contractual obligations, the Company may have to forfeit its interest in properties or prospects earned or assumed under such contracts. In addition, if the Company does not raise the funds to complete the currently proposed exploration programs, the viability of the Company could be jeopardized.

Permits and Government Regulation

Although the Company believes it has all of the necessary permits to carry out the proposed exploration programs, the operations of the Company may require licenses and permits from time to time from various governmental authorities to carry out exploration and development at its projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company or its joint venture partner will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company or its joint venture partner from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. In addition, the requirements applicable to sustain existing permits and licenses may change or become more stringent over time and there is no assurance that the Company or its joint venture partner will have the resources or expertise to meet its obligations under such licenses and permits.

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment, historical and archaeological sites and endangered and protected species of plants and animals. Although the exploration activities of the Company are currently carried out in material compliance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration or development. New rules and regulations may be enacted or existing rules and regulations may be applied to the operations and activities of the Company and could have a substantial adverse impact on the Company.

In the United States, Congress has considered a number of proposed amendments to the General Mining Law of 1872. If adopted, such amendments could, among other things, substantially increase the cost of holding unpatented mining claims, impair the ability of companies to develop mineral resources on unpatented mining claims and impose royalties on production from unpatented mining claims. The effects, if any, of any such amendments on the Company and its operations cannot be determined at this time.

Fluctuating Prices

The profitability of the Company's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, rate of inflation, world supply of mineral commodities, consumption patterns, sales of zinc, lead and silver, forward sales by producers, production, industrial and consumer demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The prices of commodities are affected by numerous factors beyond the Company's control.

Environmental Regulation

The Company's activities are subject to environmental laws and regulations which may materially adversely affect its future operations. These laws and regulations control the exploration and development of the LIK property and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of plant and animal life, and the preservation of lands. These laws and regulations will require the Company to acquire permits and other authorizations for certain activities. There can be no assurance that the Company will be able to acquire such necessary permits or authorizations on a timely basis, if at all.

Further, environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

The Company is not currently insured against most environmental risks. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy.

More information

For a further discussion of risk factors, please see "Risk Factors" in the Investors section of our website (www.zazumetals.com).

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Management's Discussion and Analysis
August 11, 2009
In U.S. dollars

The following management discussion and analysis of Zazu Metals Corporation ("Zazu" or the "Company") is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Zazu's June 30, 2009 unaudited interim consolidated financial statements, Zazu's December 31, 2008 audited annual consolidated financial statements, and the related notes for the periods then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Zazu's accounting policies are described in note 2 of the December 31, 2008 audited annual consolidated financial statements and note 2 of the June 30, 2009 unaudited interim consolidated financial statements. All of the financial information presented herein is expressed in US dollars, unless otherwise indicated. This management discussion and analysis is made as at August 11, 2009.

The Company is in the business of exploring for minerals which by its nature involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of the mineral properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, the ability of the Company to obtain financing or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. The Company's mineral properties are located outside of Canada and are subject to the risks normally associated with foreign investment, including increases in taxes and royalties, recognition of contracts and currency exchange fluctuations.

The recent events in the global financial markets have had a profound impact on the global economy. Virtually all industries, including mining for precious and base metals, are impacted by these market conditions, which have included: a sharp contraction in the credit markets resulting in a widening of credit risk spreads and higher costs of funding; a deterioration in the credit ratings of numerous large financial institutions; devaluations and high volatility in global equity, commodity, foreign exchange and metals markets and a corresponding lack of market liquidity; and a slowdown in economic activity that is affecting major global economies. These events could have a significant impact on the Company.

This management discussion and analysis contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial and operating performance of the Company, its subsidiaries and affiliated companies, its mining project, the future prices of zinc, lead and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and resource estimates, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, governmental regulation of mining operations and exploration operations, timing and receipt of approvals, consents and permits under applicable mineral legislation, environmental risks, title disputes or claims, limitations of insurance coverage and regulatory matters.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "estimates", "intends", "targets", "anticipates" or "believes" or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, future prices of zinc, lead and silver; general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar;

changes in project parameters as plans continue to be refined; possible variations of ore grade or projected recovery rates; accidents, labour disputes and other risks of the mining industry; political instability or insurrection or war; labour force availability and turnover; the availability of suitable road and port facilities; delays in obtaining financing or governmental approvals or in the completion of exploration and development activities; as well as those factors discussed in the section entitled "Risk Factors", all of which are described more fully in the Company's filings with Canadian Securities Administrators posted on www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this management discussion and analysis and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. Subject to applicable law, the Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

Additional information, including a copy of Company's Annual Information Form for the year ended December 31, 2008 is available on SEDAR (www.sedar.com).

OVERALL PERFORMANCE

Zazu Metals is a Canadian based exploration company formed in November 2006 to acquire an interest in a zinc, lead and silver exploration property, known as the LIK property, located in Alaska. The Company holds a 50% interest in the LIK property (the other 50% interest is held by Teck Resources Limited) and has the right to earn up to a further 30%. The Company's primary near term objective is to advance the LIK property towards development through the definition of a resource and commencement of a formal feasibility study. The Company also intends to pursue a strategy of evaluating and potentially acquiring interests in other attractive mineral properties that the Company believes will be accretive to its overall growth strategy.

On December 19, 2007, the Company completed its Initial Public Offering ("IPO") and its common shares and common share purchase warrants began trading on The Toronto Stock Exchange under the symbols "ZAZ" and "ZAZ.WT", respectively. The Company is a reporting issuer in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland.

RESULTS OF OPERATIONS

The net loss of the Company primarily reflects the overhead costs incurred by the Company as it oversees exploration and development of its LIK property and the costs associated with running a public company. The exploration and development costs incurred at the LIK property have been capitalized to mineral property interests. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is deemed not appropriate in the foreseeable future, the related deferred expenditures are written off.

2009 vs. 2008

The Company's net loss for the 3 months ended June 30, 2009 was $304,381 or $0.01 per share compared to a net loss of $673,690 or $0.02 per share for the 3 months ended June 30, 2008. The net loss for the 6 months ended

June 30, 2009 totalled $714,290 or $0.02 per share compared to a net loss of $2,132,045 or $0.07 per share for the 6 months ended June 30, 2008.

The net loss for the second quarter of 2009 included salaries and consulting fees as well as additional costs for audit and accounting fees, directors' fees, regulatory fees and transfer agent expenses, legal fees, insurance, office costs and travel. A significant portion of the loss was stock-based compensation, a non-cash item. A foreign exchange gain offset some of the expenses.

The overall decrease in expenses in the first six months of 2009 compared to the first six months of 2008 corresponds to the decreased level of activity by the Company. In response to the recent downturn in the worldwide capital markets, the Company has scaled back its planned work programs at Lik, as well as reduced administrative expenses where possible, until such time that capital markets improve.

During the second quarter of 2009, the Company recognized $114,700 (2008 – $436,400) of stock based compensation of which $14,000 (2008 – $51,900) was capitalized as a deferred exploration cost and $100,700 (2008 – $384,500) was expensed as stock based compensation. Stock based compensation for the six months ended June 30, 2009 totalled $160,400 (2008 – $1,682,300) of which $20,200 (2008 – $207,800) was capitalized as a deferred exploration cost and $140,200 (2008 – $1,474,500) was expensed as stock based compensation.

Stock based compensation in 2009 was based on a fair value of CDN$0.12 per option for the 3,065,000 options granted to directors, officers and staff in March 2009 as calculated using the Black-Scholes option pricing model. Stock based compensation in 2008 was based on a fair value of CDN$1.07 per option for the 2,775,000 options granted in December 2007 and CDN$0.45 per option for the 150,000 options granted in March 2008. Stock based compensation is recognized over the vesting period of the underlying options.

Audit and accounting costs were $44,494 (2008 – $43,429) for the second quarter of 2009 and $60,317 (2008 – $60,581) for the first 6 months of 2008. During the first quarter of 2008, the Company utilized outside contractors to meet its financial reporting needs and these costs, together with corporate tax reporting and interim review fees, comprise audit and accounting costs. The reduction in accounting costs due to the decreased use of outside contractors in 2009 was offset by an increase in corporate tax reporting and compliance costs as well as one-time costs relating to the analysis of the Company's upcoming transition to reporting under international financial reporting standards.

Consulting fees were $116,250 (2008 – $116,250) for the second quarter of 2009 and $232,500 (2008 – $270,500) for the first 6 months of 2009. While the number of consultants utilized in 2009 is greater than in 2008, the dollar amount of consulting fees is lower overall in 2009 than 2008 as consulting fees in 2008 included $58,000 of one-time bonuses. Consulting fees paid to consultants involved directly in exploration at the LIK property are included in deferred exploration expenditures.

Under the Company's policy for director remuneration, each director receives a base fee of CDN$12,000 per year. In addition, all directors are entitled to be reimbursed for reasonable expenses (including travel) incurred in connection with the attendance of committee or directors' meetings. Directors (other than the Chairman) who chair a committee are entitled to additional compensation of between CDN$5,000 and CDN$10,000. The directors who are also employees of the Company (or any of its subsidiaries) do not receive any compensation for serving as directors. During the second quarter of 2009, the Company incurred $12,824 (2008 – $9,819) for directors' fees. Directors' fees for the 6 months ended June 30, 2009 totalled $23,828 (2008 – $23,819).

Insurance costs of $14,784 (2008 – $19,948) for the second quarter of 2009 and $33,080 (2008 – $42,343) for the 6 months ended June 30, 2009 represent premiums on the Company's comprehensive general liability and Directors and Officers policies. Insurance costs in 2009 are expected to be lower than 2008 due to the reduced level of on-site exploration activity by the Company.

Investor and shareholder relations expenses of $5,924 (2008 – $8,186) for the second quarter of 2009 and $9,744 (2008 – $14,261) for the 6 months ended June 30, 2009 consist primarily of the costs of marketing trips and other costs such as attending industry conferences. These expenses are lower for 2009 than 2008 due to decreased marketing activity in 2009.

Legal fees were $4,785 (2008 – $23,731) for the second quarter of 2009 and $5,006 (2008 – $37,482) for the 6 months ended June 30, 2009. Legal fees represent fees over and above those incurred in connection with the Company's financings. Legal fees specifically paid in connection with any of the Company's financings are normally included in the issue costs of those financings and recorded as an offset to proceeds received from those financings. Legal fees are lower in 2009 than in 2008 due to the decreased use of outside legal firms.

Office, rent and communications costs were $24,099 (2008 – $29,523) for the second quarter of 2009 and $49,018 (2008 – $62,741) for the 6 months ended June 30, 2009. Office costs are lower in 2009 than in 2008 due to decreased staffing levels and the Company's program to reduce administrative expenses where possible.

Regulatory and transfer agent costs were $5,684 (2008 – $6,007) for the second quarter of 2009 and $17,711 (2008 – $20,962) for the 6 months ended June 30, 2009. These costs represent those filing and listing fees normally associated with public companies.

Salaries and benefits costs were $98,183 (2008 – $97,534) for the second quarter of 2009 and $201,343 (2008 – $226,340) for the 6 months ended June 30, 2009. Salaries are lower in 2009 than 2008 as salaries in 2008 included $26,000 of one-time bonuses. Salary and bonus amounts are determined by the compensation committee of the board of directors. Wages and benefits paid to staff involved directly in exploration at the LIK property are included in deferred exploration expenditures.

Travel costs were $12,578 (2008 – $22,033) for the second quarter of 2009 and $21,478 (2008 – $48,866) for the 6 months ended June 30, 2009. Several of the Company's officers reside in the United States and travel costs include the costs for these officers to travel to the administrative office in Vancouver to attend management meetings. Travel costs are lower in 2009 than in 2008 due to decreased travel as a result of the Company's program to reduce administrative expenses.

Interest income was $1,350 (2008 – $57,861) for the second quarter of 2009 and $8,917 (2008 – $150,849) for the 6 months ended June 30, 2009. Interest income was lower in 2009 due to decreasing yields from the Company's usual type of investments and lower cash balances. Yields for these investments decreased as interest rates fell in both the US and Canada. Funds not required for the Company's immediate operations are invested in highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

Historically, the Company has raised cash in private financings denominated in US dollars. Although the majority of the Company's expenditures are made in US dollars, as a Canadian company, it is necessary to also make payments in Canadian dollars. As a result, the Company maintains a portion of its cash in Canadian dollars and this balance is subject to foreign exchange gains or losses. The Company's initial public offering in December 2007 was denominated in Canadian dollars resulting in the Company holding a larger than usual amount of Canadian dollars. During the second quarter of 2009, the Canadian dollar strengthened versus the US dollar, resulting in a foreign exchange gain of $135,688 (2008 – $27,547). The Company had a foreign exchange gain of $72,803 for the 6 months ended June 30, 2009 as compared to a loss of $33,182 for the 6 months ended June 30, 2008.

The future income tax recovery was $900 (2008 – $3,374) for the second quarter of 2009 and $2,200 (2008 – $35,263) for the 6 months ended June 30, 2009. The Company recorded a future income tax liability which relates to the excess of book value of mineral properties and deferred exploration expenditures over tax values. The future income tax recovery is that portion of the future income tax liability which has been offset by applying the Company's available income tax losses.

LIK Property, Alaska

Unless otherwise stated, the technical information in this section in respect of the LIK property is based upon the "Technical Report and Mineral Resource Estimate on the Lik Deposit, Northern Alaska" dated May 13, 2009 (the "Technical Report") prepared by Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA"). The author of the Technical Report is a "qualified person" for purposes of NI 43-101. Scott Wilson RPA is independent of the Company, within the meaning of NI 43-101, as is the author of the Technical Report. The Technical Report is available on the Company's website (www.zazumetals.com) and on SEDAR (www.sedar.com).

During the second quarter of 2009, the Company received a Technical Report on the Lik property, which included a resource estimate and confirms Lik as one of the largest undeveloped zinc deposits in the western world.

Scott Wilson RPA completed the resource estimate, constructing a wireframe block model at various cutoff grades for the Lik South deposit, and its offset extension Lik North. Highlights of the resource estimate include:

Indicated Resource of Lik South

- Over 3.3 billion pounds of zinc
- Over 1 billion pounds of lead
- Over 31 million troy ounces of silver

Inferred Resources of Lik North and South

- Nearly 1.3 billion pounds of zinc
- Nearly 0.5 billion pounds of lead
- Nearly 10 million troy ounces of silver

Full results are shown in the Technical Report which is available on the Company's website (www.zazumetals.com) and on SEDAR (www.sedar.com).

During the second quarter of 2009, the Company incurred exploration expenditures at the LIK property of $239,599 (2008 – $938,579) and $417,033 (2008 – $1,234,973) for the 6 months ended June 30, 2009 in. Total deferred property expenditures, including acquisition and an allowance for future income taxes, were $26,095,648 at June 30, 2009.

Plans for 2009 include working with consultants to assess any environmental issues as well as continue our permitting process. Work began in 2008 to collect and evaluate the environmental data required to lay the groundwork for mine permitting and this work is continuing. The Company also plans to commission a report to study the costs and requirements of any potential routes for the road from the Lik property to the public port facilities and will work with an engineering firm to analyse the port facility to determine if any modification are required to accommodate future concentrate production from the Lik property. The Company has commissioned Scott Wilson RPA to prepare a Preliminary Assessment (scoping) Study incorporating the results of work done to date and through the 2009 work season.

After evaluating the merits of conducting a small drill program for 2009 management concluded that such a program would not be in the Company's best interest at this time. Under its agreement with its drilling contractor, the Company has allowed the use of one of its drill rigs by the drilling contractor. The Company is required to pay the costs of transporting the drill rig to the contractor's location and its return to the property. The contractor will provide insurance coverage and maintain the drill rig while it is in their possession. The Company expects to incur costs of $20,000 – $25,000 under this arrangement.

The Company will open the camp for approximately 6 weeks this summer in order to continue the environmental work and to allow camp and equipment maintenance.

Management, along with other industry participants, believes the longer term outlook for zinc prices is bullish with prices expected to rise as global supply decreases due to declines in existing mines' grades as well as shutdowns of soon to be exhausted mines. At present, there is little new mine capacity scheduled to replace this decline in production. Additional support for the price of zinc is expected in the medium and long term as a result of the increased consumption of zinc by the various infrastructure projects contained in many of the stimulus plans proposed by the world's major economies.

Management believes that the work done to date by the Company has produced results as good as, or in some cases, better than expected and justifies further work. Although it has decided to curtail exploration work at the Lik property until such time as capital markets improve, management has concluded that there has been no impairment of the Company's long-lived assets as at June 30, 2009.

SUMMARY OF QUARTERLY RESULTS

For the quarters ended:

	6/30/09 $	3/31/09 $	12/31/08 $	9/30/08 $	6/30/08 $	3/31/08 $	12/31/07 $	9/30/07 $
Interest income	1,350	7,567	26,375	44,738	57,861	92,988	85,834	101,567
Net loss	(304,381)	(409,909)	(1,157,127)	(765,172)	(673,690)	(1,458,355)	(621,721)	(77,563)
Loss per share - basic and diluted	(0.01)	(0.01)	(0.04)	(0.02)	(0.02)	(0.05)	(0.07)	(0.01)

The large fluctuations in the Company's quarterly results are primarily due to the timing of stock option grants and the translation of foreign currency denominated financial items. Excluding stock-based compensation expense and foreign exchange gains and losses, the Company's net losses would amount to $340,269 for the second quarter of 2009, $307,524 for the first quarter of 2009, $318,067 for the fourth quarter of 2008, $281,562 for the third quarter of 2008, $316,737 for the second quarter of 2008, $307,626 for first quarter of 2008 and $354,089 for the fourth quarter of 2007. These amounts reflect normal overheads expected by the Company given its current stage of operations.

LIQUIDITY AND CAPITAL RESOURCES

Historically the Company's primary source of funding has been the sale of equity securities for cash. The Company is not in commercial production on the LIK property and, accordingly, it does not generate cash from operations.

At June 30, 2009, the Company had cash and cash equivalents totalling $3,506,925 as compared to $4,453,279 at December 31, 2008. The Company has no significant financial or other instruments except that its cash balances are primarily invested in easily liquidated bankers' acceptances. The Company does not have any exposure to Asset-Backed Commercial Paper.

At June 30, 2009, the Company's aggregate commitments for operating leases for its office in Vancouver totalled CDN$23,732. The majority of this amount is for the lease of its office. In March 2008, the Company entered into a lease for its head office in Vancouver. This lease calls for monthly payments of CDN$5,275 for the period May 2008 through October 2009.

Under the contract with its drilling contractor, the Company agreed to complete a minimum of 30,000 feet of drilling. A total of 4,564 feet was drilled during the 2007 work season, and 22,406 feet were drilled during the 2008 work season. The Company has committed to spending $150,000 in 2009 for the preparation of the scoping study for the Lik property.

The Company also had commitments of $2,563,083 for amounts due under various consulting and employment contracts.

The following is a summary of the Company's contractual obligations and commitments as at June 30, 2009:

	Total	2009	2010 – 2012	2013 – 2014	2015 and beyond
Exploration services agreement – US$	$ 270,265	$ 270,265	$ -	$ -	$ -
Office operation leases – CDN$	30,750	23,732	7,018	-	-
Consulting agreements – US$	1,557,250	289,500	1,267,750	-	-
Employment agreements – US$	1,005,833	155,000	850,833	-	-

The Company has entered into consulting and employment agreements with senior officers for terms ranging from three to five years and for an aggregate of $889,000 per year. The Company may terminate these agreements at any time, subject to the payment of fees ranging from a lump sum payment amounting to three months of the contract fee, to a lump sum amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

As the Company has in the past been dependent on the sale of equity securities in order to raise cash, it has scaled back its planned work programs at Lik, and reduced administrative expenses, until such time that capital markets improve and the prospects for a successful financing, on less dilutive terms to the Company, is more likely. The Company believes its current capital resources will be sufficient to finance its revised business objectives for the remainder of 2009, all of 2010 and part of 2011.

OFF-BALANCE SHEET ARRANGEMENTS

During the 6 months ended June 30, 2009 and up to the date of this report, the Company had no off-balance sheet transactions.

TRANSACTIONS WITH RELATED PARTIES

The Company incurred legal fees during the second quarter of $1,029 (2008 – $15,641) payable to a legal firm whose partner is a director of the Company. For the six months ended June 30, 2008 the Company paid $1,029 (2008 – $15,641) for legal fees to this legal firm.

Under the Company's policy for director remuneration, each director receives a base fee of CDN$12,000 per year. In addition, all directors are entitled to be reimbursed for reasonable expenses (including travel) incurred in connection with the attendance of committee or directors' meetings. Directors (other than the Chairman) who chair a committee are entitled to additional compensation as follows: (i) CDN$10,000 to chair the Audit Committee; (ii) CDN$5,000 to chair the Corporate Governance Committee; and (iii) CDN$5,000 to chair the Compensation and Nomination Committee. The directors who are also employees of the Company (or any of its subsidiaries) do not receive any compensation for serving as directors. Directors' fees were $12,824 (2008 – $9,819) for the second quarter of 2009 and $23,828 (2008 – $23,819) for the 6 months ended June 30, 2009.

The total amount payable to related parties at June 30, 2009 was $11,275 (2008 – $18,293). The amounts due to related parties are interest free with no specific terms of repayment.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of special voting shares, issuable in series. At August 11, 2009, the Company had 30,663,771 Common Shares issued and outstanding as well as warrants to purchase an additional 1,268,150 common shares.

In March 2009, the Company granted 3,065,000 stock options to directors, officers and employees. These stock options were granted pursuant to the Company's Stock Option Plan with a term of five years and an exercise price of CDN$0.30 per share. At August 11, 2009, 3,065,000 stock options were outstanding, of which 1,021,667 had vested, and are exercisable.

If fully exercised, the warrants, broker warrants and stock options would bring a further CDN$3,772,800 to the Company's treasury.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Corporation.

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. The Company's accounting policies are described in Note 2 to the December 2008 audited consolidated financial statements.

The Company is capitalizing all direct acquisition, land holding and exploration expenditures related to its properties until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations.

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been any change in circumstances which would indicate impairment of the capitalized mineral property, plant and equipment. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment to its estimated fair value, which would reduce the Company's earnings and net assets.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with international financial reporting standards ("IFRS") over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company contracted an independent consultant to identify the differences between GAAP and IFRS that affect the Company. After this initial review, no material restatements of balances are expected on the initial implementation of IFRS by the Company. The implementation and transition phases to IFRS are currently planned for 2010 in order to meet the adoption date of January 1, 2011.

In February 2008, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3064, *Goodwill and Intangible Assets*, which replaces Section 3062, *Goodwill and Other Intangible Assets*. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for our fiscal year beginning January 1, 2009. The adoption of this standard did not have any effect on our financial statements. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, *Revenues and Expenditures in the Pre-operating Period*, was withdrawn.

In March 2009, the CICA issued EIC-174, *Mining Exploration Costs*, which provides guidance on the accounting and impairment review of exploration costs. The application of this EIC did not have an effect on the Company's financial statements.

FINANCIAL AND OTHER INSTRUMENTS

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and the amount due to related parties, some of which are denominated in Canadian dollars. These accounts are recorded at cost in US dollars, which approximates fair value. The Company is exposed to financial gain or loss as a result of foreign exchange movements by the Canadian dollar against the US dollar.

The Company's cash and cash equivalents are primarily invested in easily liquidated bankers' acceptances issued by Canadian chartered banks. The Company does not have any exposure to Asset-Backed Commercial Paper.

In addition to costs denominated in US dollars, the Company also incurs general and administrative costs denominated in Canadian dollars. Accordingly, the Company's general and administrative costs are affected by changes in the foreign exchange rate of the Canadian dollar. Canadian dollar denominated costs represent approximately 18% of the Company's total budgeted general and administrative costs for 2009. A 10% increase in the value of the Canadian dollar against the US dollar could increase the Company's reported general and administrative costs by approximately $28,000 annually. The Company has elected not to hedge its exposure to fluctuations in the Canadian dollar by buying fixed rate forward contracts in Canadian dollars.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on regular reviews of its internal control procedures during and at the end of the period covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes to the Company's internal control over financial reporting that occurred during the 6 months ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

DISCLOSURE CONTROLS

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiary, is made known to the Company's certifying officers. The Company's Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company's disclosure controls and procedures as of June 30, 2009 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

CHANGES IN MANAGEMENT

The Company has announced that its current President, Mr. Michael Steeves, will leave the Company and effective September 1, 2009, the Company's Chief Executive Officer, Mr. Gil Atzmon will assume the duties and title of President.

OUTLOOK

The Company begins the third quarter of 2009 with $3.5 million in cash. As the Company has in the past been dependent on the sale of equity securities in order to raise cash, and in response to the recent downturn in the worldwide capital markets, the Company has scaled back its planned work programs at Lik until such time that capital markets improve and the prospect for a successful financing, on less dilutive terms to the Company, is more likely. The Company is also reducing its administrative expenses wherever and whenever possible. The Company believes its current capital resources will be sufficient to finance its revised business objectives for 2009, all of 2010 and part of 2011. In order to fund further exploration work and advance the LIK property, the Company may be required to raise additional financing through the issuance of its securities.

During the second quarter of 2009, the Company received a Technical Report on the Lik property, which included a resource estimate and confirms Lik as one of the largest undeveloped zinc deposits in the western world. The Company has commissioned Scott Wilson RPA to prepare a Preliminary Assessment (scoping) Study incorporating the results of work done to date and through the 2009 work season.

The Company plans to continue environmental work, including an environmental impact study, in order to obtain all necessary land use and operating permits for the LIK property. The collection and evaluation of on-site environmental data is continuing. This work is required for mine permitting.

The Company also plans to commission a report to study the costs and requirements of any potential routes for the road from the Lik property to the public port facilities and will work with an engineering firm to analyse the port facility to determine if any modification are required to accommodate future concentrate production from the Lik property. While planned expenditures at Lik in 2009 will be a fraction of 2008, they will be sufficient to keep Lik on the Company's planned development timeline.

RISK FACTORS

The financing, exploration, development and mining of any of the Company's properties is subject to a number of factors including the price of zinc, lead and silver, laws and regulations, political conditions, currency fluctuations, environmental regulations, hiring qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors are favorable but could change at any time and negatively affect the Company's operations and business.

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of the Company's future financial performance.

Exploration Risk

Mineral exploration and development involve a high degree of risk and few projects are ultimately developed into producing mines. There is no assurance that the Company's future exploration and development activities will result in the definition of a body of commercial ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including environmental regulations.

Financial Capability and Additional Financing

If the Company's exploration programs are successful, additional funds will be required in order to complete the development of its properties. The only sources of future funds presently available to the Company are the sale of additional equity capital or the entering into of joint venture arrangements or other strategic alliances in which the funding sources could become entitled to an interest in the properties or the projects. The Company's capital resources are largely determined by the strength of the junior resource market and by the status of the Company's projects in relation to these markets, and its ability to compete for investor support of its projects.

In order to exercise the option to increase its ownership of the Lik property to 80%, the Company must spend the Required Expenditure Amount prior to 2018. The Required Expenditure Amount is currently estimated to be approximately $39.8 million (after adjustment for inflation indexing and escalations) of which $11.7 million has been incurred. Accordingly, the exact amount the Company is required to spend is uncertain and the longer the duration of time over which such expenditures are made, the greater the potential variability in this spending obligation.

There is no assurance that the Company will be successful in raising sufficient funds to meet its obligations or to complete all of the currently proposed exploration programs. If the Company does not raise the necessary capital to meet its obligations under current contractual obligations, the Company may have to forfeit its interest in properties or prospects earned or assumed under such contracts. In addition, if the Company does not raise the funds to complete the currently proposed exploration programs, the viability of the Company could be jeopardized.

Permits and Government Regulation

Although the Company believes it has all of the necessary permits to carry out the proposed exploration programs, the operations of the Company may require licenses and permits from time to time from various governmental authorities to carry out exploration and development at its projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company or its joint venture partner will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company or its joint venture partner from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. In addition, the requirements applicable to sustain existing permits and licenses may change or become more stringent over time and there is no assurance that the Company or its joint venture partner will have the resources or expertise to meet its obligations under such licenses and permits.

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment, historical and archaeological sites and endangered and protected species of plants and animals. Although the exploration activities of the Company are currently carried out in material compliance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration or development. New rules and regulations may be enacted or existing rules and regulations may be applied to the operations and activities of the Company and could have a substantial adverse impact on the Company.

In the United States, Congress has considered a number of proposed amendments to the General Mining Law of 1872. If adopted, such amendments could, among other things, substantially increase the cost of holding unpatented mining claims, impair the ability of companies to develop mineral resources on unpatented mining claims and impose royalties on production from unpatented mining claims. The effects, if any, of any such amendments on the Company and its operations cannot be determined at this time.

Fluctuating Prices

The profitability of the Company's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, rate of inflation, world supply of mineral commodities, consumption patterns, sales of zinc, lead and silver, forward sales by producers, production, industrial and consumer demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The prices of commodities are affected by numerous factors beyond the Company's control.

Environmental Regulation

The Company's activities are subject to environmental laws and regulations which may materially adversely affect its future operations. These laws and regulations control the exploration and development of the LIK property and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of plant and animal life, and the preservation of lands. These laws and regulations will require the Company to acquire permits and other authorizations for certain activities. There can be no assurance that the Company will be able to acquire such necessary permits or authorizations on a timely basis, if at all.

Further, environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

The Company is not currently insured against most environmental risks. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy.

More information

For a further discussion of risk factors, please see "Risk Factors" in the Investors section of our website (www.zazumetals.com).

ZAZU METALS CORPORATION

350 - 885 Dunsmuir Street
Vancouver, BC Canada V6C 1N5

Tel: (604) 878-9298
Fax: (604) 568-9298


ZAZU
METALS CORPORATION

PRESS RELEASE

ALASKA STATE AUTHORITY INITIATES DUE DILIGENCE ON ROAD AND PORT EXPANSION FOR ZAZU'S LIK DEPOSIT

Vancouver, British Columbia, December 9th, 2009

Zazu Metals Corporation (TSX: ZAZ, "Zazu") is pleased to announce that the Alaska Industrial Development and Export Agency ("AIDEA") approved a cost reimbursement agreement with Zazu today. This enables AIDEA to initiate due diligence on the proposed expansion of the Delong Mountain Transportation System ("DMTS"). This proposed expansion will facilitate both the development of the Lik deposit, and handle future concentrate production from the deposit.

The DMTS road and port system currently handles all concentrate produced by the Red Dog zinc mine of Teck ("Teck"). The Lik deposit is a zinc – lead – silver deposit located 22km from the Red Dog mine in northwestern Alaska. Lik is one of the largest undeveloped zinc deposits in the western world.

AIDEA, as owners of the DMTS, will evaluate their possible role in the two parts of the proposed expansion project: the financing of a spur road connecting the Lik deposit to the DMTS, and the financing of additional storage and handling facilities at the port. Under the terms of the agreement Zazu will reimburse AIDEA for their cost of conducting certain Pre-Feasibility Activities as part of these evaluation processes.

Prior to the AIDEA agreement Zazu received a letter of Non Objection from the Northwest Arctic Borough (NWAB). In this letter, the NWAB formally acknowledges their awareness of the Lik deposit, and that they have no objection to the project at this time.

In May of this year, Zazu moved the Lik deposit into early development stage with the updated resource estimate completed by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA). Their estimate of Lik South is an Indicated Resource of 20.66mm short tons at 8.08% zinc, 2.62% lead and 1.54 oz/ton silver; plus an Inferred Resource of 1.36mm short tons at 6.80% zinc, 2.12% lead and 1.02 oz/ton silver, at a 5% cut off. Lik North is an additional 5.71mm short tons at 9.65% zinc, 3.25% lead and 1.48 oz/ton silver of Inferred Resource at a 7% cut off grade.

Zazu is currently conducting a Preliminary Assessment Study on the Lik deposit through Scott Wilson RPA. This study is expected to be concluded shortly.

Zazu is in the enviable position of having a limited number of shares outstanding, no debt, and a strong treasury. Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

The part of this news release pertaining to the Mineral Resource estimate was reviewed by Dr. William E. Roscoe, P.Eng., a Principal Consulting Geologist with Scott Wilson RPA, who is a qualified person as defined by National Instrument 43-101.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck in the Lik zinc – lead – silver deposit in northwestern Alaska. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website (www.teck.com). Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck website.

ON BEHALF OF THE BOARD OF DIRECTORS

Gil Atzmon,
Chairman and CEO

For further information, please contact:

Matthew Ford
V.P. of Corporate Development
Tel: 210 858-7512
Email:mford@zazumetals.com

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

ZAZU METALS CORPORATION

Suite 430 – 375 Water Street
Vancouver, BC
V6C 5C6

Tel: (604) 878-9298
Fax: (604) 568-9298
info@zazumetals.com

PRESS RELEASE

UPDATE ON ZAZU'S 3.3 Billion Lbs INDICATED ZINC RESOURCE LIK SOUTH DEPOSIT

Vancouver, British Columbia, July 30th, 2009

Zazu Metals Corporation (TSX: ZAZ, "Zazu") is pleased to provide an early season update on the Lik zinc - lead - silver deposit, located 22km from the Red Dog zinc mine of Teck Resources Limited ("Teck") in northwestern Alaska. Lik is one of the largest undeveloped zinc deposits in the western world.

Zazu took Lik from exploration into the early development stage last year and in May of this year announced the updated resource estimate completed by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA). Their estimate of Lik South is an Indicated Resource of 20.66 million short tons at 8.08% zinc, 2.62% lead and 1.54 oz/ton silver plus an Inferred Resource of 1.36 million short tons at 6.80% zinc, 2.12% lead and 1.02 oz/ton silver, at a 5% cut off. Lik North is an additional 5.71 million short tons at 9.65% zinc, 3.25% lead and 1.48 oz/ ton silver of Inferred Resource at a 7% cut off grade. Zazu then set the following goals for the remainder of 2009:

1. Ongoing environmental studies as part of future mine permitting through Travis Peterson Environmental.
2. Analysis by PND Engineers, Inc. of the DeLong Mountains port facility to determine expansion and modifications required to ship Lik concentrate.
3. Analysis by Lounsbury Engineers of the approximate costs and requirements of road corridor routes.
4. Incorporate the above data & resource estimate into a Preliminary Assessment (scoping) Study.
5. Convert the Lik federal claims package to state claims.

All items are currently either on or ahead of schedule. Progress made this year also allowed Zazu to bring 3 additional goals forward from the 2010 season. These are:

1. Initiate an Acid Rock Drainage Study
2. Complete a preliminary processing flow sheet requiring additional metallurgical testing
3. Initiate a concentrate marketing study

Zazu will continue to keep investors updated as to progress made on the deposit.

Michael A. Steeves, President and COO of Zazu Metals Corporation announced his intention to retire effective August 31, 2009 in order to attend to personal affairs. Mr. Steeves will remain a director of the company. Gil Atzmon, Chairman and CEO, will assume the duties and title of President.

Zazu is in the enviable position of having a limited number of shares outstanding, no debt, and a strong treasury. Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

The part of this news release pertaining to the Mineral Resource estimate was reviewed by Dr. William E. Roscoe, P.Eng., a Principal Consulting Geologist with Scott Wilson RPA, who is a qualified person as defined by National Instrument 43-101.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck Cominco in the Lik zinc – lead - silver deposit in northwestern Alaska. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website (www.teck.com). Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck website.

ON BEHALF OF THE BOARD OF DIRECTORS

Gil Atzmon,
Chairman and CEO

For further information, please contact:

Matthew Ford
V.P. of Corporate Development
Tel: 210 858-7512
Email:mford@zazumetals.com

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

ZAZU METALS CORPORATION

Suite 430 - 375 Water Street
Vancouver, BC
V6B 5C6

Tel: (604) 878-9298
Fax: (604) 568-9298
info@zazumetals.com

PRESS RELEASE

ZAZU's LIK SOUTH: OVER 3.3 Bn Lbs OF INDICATED ZINC RESOURCE

May 28, 2009
Vancouver, British Columbia

Zazu Metals Corporation (TSX: ZAZ, "Zazu") is in receipt of a current NI 43-101 resource estimate on the Lik zinc - lead - silver deposit, located 22km from the Red Dog zinc mine of Teck Cominco ("Teck") in northwestern Alaska. This first time disclosure of a current mineral resource confirms Lik as one of the largest undeveloped zinc deposits in the western world.

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) completed the resource estimate, constructing a wireframe block model at various cutoff grades for the Lik South deposit, and its offset extension Lik North. Highlights of the resource estimate include (full results are shown on table 1):

Indicated Resource of Lik South

- Over 3.3 billion pounds of zinc
- Over 1 billion pounds of lead
- Over 31 million troy ounces of silver

And the Inferred Resources of Lik North and South:

- Nearly 1.3 billion pounds of zinc
- Nearly 0.5 billion pounds of lead
- Nearly 10 million troy ounces of silver

Lik South is a shallow dipping, near surface, stratiform deposit . Zazu believes the deposit is amenable to open pit mining methods and the associated low operating costs. Lik North is deeper, and Zazu plans to mine it underground with access from the bottom of the Lik South pit.

The size, continuity, and near surface location of the Lik South deposit make it a standout mine development proposition and Zazu immediately initiated a Preliminary Assessment (Scoping) Study. Scott Wilson RPA was retained to complete this work.

Table 1: Current NI 43-101 Resource Estimate for Lik South and North Deposits

Zazu Metals Corporation – Lik Deposit, Alaska
Lik Deposit Resource Estimate May 7th , 2009

		Indicated Resources				Inferred Resources			
Location	Cut Off % Pb + Zn	Short. Tons (mm)	Zn%	Pb%	Ag oz/s.t.	Short. Tons (mm)	Zn%	Pb%	Ag oz/s.t.
Lik South	3%	21.13	7.98	2.58	1.53	1.39	6.73	2.09	1.02
	5%	20.66	8.08	2.62	1.54	1.36	6.80	2.12	1.02
	7%	18.89	8.37	2.75	1.59	1.12	7.18	2.28	1.06
Lik North	7%					5.71	9.65	3.25	1.48
	9%					5.25	9.96	3.36	1.53
TOTAL	S5% /N7%	20.66	8.08	2.62	1.54	7.07	9.10	3.03	1.39

Notes:
1. CIM definitions were followed for Mineral Resources.
2. Mineral Resources are estimated at cut-off grades of 5% Pb+Zn within a wireframe shell at 3% Pb+Zn for the Lik South deposit. Mineral Resources for Lik North were estimated at a cut-off grade of 7% Pb+Zn within a wireframe shell of 7% Pb + Zn.
3. Mineral Resources are estimated using an average long-term zinc price of US$0.85/lb and an average long term lead price of US$0.65/lb.
4. The Mineral Resource estimate was prepared using Gemcom software. A block model was developed and grades interpolated using ordinary kriging.
5. A density value 0.109 tons/cubic ft.was used.

The resource estimate was based on the results of 204 diamond drill holes, totaling 34,460m. Drilling is on 200 ft. sections in the Lik South area, with holes mainly spaced at 100 ft. along section lines. The block model was estimated using 50ft X 50ft X 10ft blocks, with grade interpolation through ordinary kriging.

Zazu is in the enviable position of having a limited number of shares outstanding, no debt, and a strong treasury. Taking Lik from exploration into the early development stages last year, Zazu continues development with the following plans for 2009:

1. Continue ongoing environmental studies as part of future mine permitting through Travis Peterson Environmental (TPE).
2. Receive an analysis by PND Engineers, Inc. of the DeLong Mountains port facility to determine modifications required to ship Lik ore.
3. Receive an analysis by Lounsbury Engineers of the approximate costs and requirements or corridor routes.
4. Have Scott Wilson RPA incorporate the above data into a Preliminary Assessment (scoping) Study.
5. Convert the Lik federal claims package to state claims.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

This news release was reviewed by Mr. Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA, who is a qualified person as defined by National Instrument 43-101.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck Cominco in the Lik zinc – lead - silver deposit in northwestern Alaska. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website (teckcominco.com). Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck Cominco website.

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Matthew Ford
V.P. of Corporate Development
Tel: 210 858-7512
Email:mford@zazumetals.com

or

Michael A. Steeves
President & COO
Tel: (604) 878-9298
Email: msteeves@zazumetals.com

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders ("AGM") of Zazu Metals Corporation (the "Corporation") will be held at the offices of the Corporation at 375 Water Street, Suite 430, Vancouver, B.C. on Thursday, June 25, 2009, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the audited consolidated financial statements of the Corporation for the twelve months ended December 31, 2008, together with a report of the auditors thereon;
2. To elect directors;
3. To appoint auditors and to authorize the directors to fix their remuneration;
4. To approve, adopt and ratify the special resolution, as set out in the information circular relating to amending the Articles of Incorporation of the Corporation in order to move the registered office of the Corporation from the Province of Ontario to the Province of British Columbia; and
5. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Board of Directors have fixed the close of business on May 22, 2009 as the record date for the determination of members entitled to the notice of the AGM or any adjournment or adjournments thereto and the right to vote thereat.

This notice is accompanied by a form of proxy, management information circular and the audited consolidated financial statements of the Corporation for the year ended December 31, 2008. Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Vancouver, British Columbia this 22nd day of May, 2009.

BY ORDER OF THE BOARD

(Signed): "Gil Atzmon"

Gil Atzmon
Chairman, CEO and Director

ZAZU METALS CORPORATION

To: Registered and beneficial shareholders

National Instrument 54-101 provides both registered and beneficial shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements of the issuer. If you are interested in receiving Zazu Metals Corporation's interim financial statements, please complete and return this form. Shareholders should note that all of Zazu Metals Corporation's interim financial statements and other continuous disclosure documents are available at www.sedar.com, under the company profile for Zazu Metals Corporation.

Please print

Name: ______________________________

Address: ______________________________

City: ______________________________

Province: ______________________________

Postal code: ______________________________

Email: ______________________________

Date: ______________________________

Signature: ______________________________

Please return to the following address:

Olympia Transfer Services Inc.
Suite 920
120 Adelaide Street West
Toronto, Ontario
M5H 1T1


CANADIAN ZINC
CORPORATION

PRESS RELEASE

CZN-TSX
CZICF-OTCBB

FOR IMMEDIATE RELEASE
December 23, 2009

▪ CANADIAN ZINC ACQUIRES SHARES OF ZAZU METALS CORPORATION

Vancouver, British Columbia, December 23, 2009 – Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) announces that it has acquired 3.4 million shares of Zazu Metals Corporation representing approximately 11.1% Zazu's outstanding shares, for a consideration of $650,000.

Zazu Metals Corporation ("Zazu") is listed on the TSX ("ZAZ"). Its principal asset is the Lik zinc-lead-silver deposit, located in northwest Alaska, 22 km from Teck Resource's Red Dog Mine, the world's largest zinc producer.

The LIK Deposit is held in joint venture with Teck American Inc., a wholly owned subsidiary of Teck Resources Limited. Zazu currently owns a 50% interest in the Joint Venture and is entitled to earn an 80% interest, diluting Teck to 20%, by spending US$25 million (including development expenditure) by 2018. Teck has a one time option to convert its 20% interest to a 2% NSR on presentation of a feasibility study. Zazu is the operator in all scenarios.

In May 2009 Zazu reported a NI 43-101 mineral resource estimate, prepared by Scott Wilson Roscoe Postle Associates Inc., of 20.6 million tons, grading 8.08% zinc, 2.62% lead and 1.54 ounces silver per ton in the indicated category for the Lik South deposit and 7.07 million tons grading 9.1% zinc, 3.03% lead and 1.39 ounces silver per ton in the inferred category for the LIK North and South Deposits.

As reported by Zazu Lik South contains over 3.3 billion pounds of zinc, over 1 billion pounds of lead and over 31 million ounces of silver. Lik North contains nearly 1.3 billion pounds of zinc, 0.5 billion pounds of lead and nearly 10 million ounces of silver.

See Zazu Press Release dated May 28, 2009 and Technical Report filed by Zazu on Sedar July 10, 2009.

"*We seized this opportunity to acquire a strategic shareholding in Zazu, which controls one of the largest undeveloped zinc-lead deposits in the western world, in proximity to the Red Dog Mine which is almost universally acknowledged as the number one zinc mine in the world*", said **John Kearney, Chairman of Canadian Zinc Corporation**.

"We like the Lik deposit, it lies adjacent to a great mine and also has significant exploration potential. This investment fits well with our own Prairie Creek Mine, which is one of the highest grade zinc-lead-silver deposits in the world," **Mr. Kearney** added.

The Shares in Zazu were acquired for investment purposes. Depending on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of Zazu through market transactions, private agreements or otherwise.

For further information on Zazu see: www.zazumetals.com

About Canadian Zinc:

The Company's principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure. The Company also holds a 17% shareholding in Vatukoula Gold Mines plc which owns the operating Vatukoula gold mine in Fiji.

Cautionary Statement - Forward Looking Information
This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the timing and availability of capital equipment, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors
The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:

John F. Kearney
Chairman
(416) 362- 6686
Suite 700 – 220 Bay Street
Toronto, ON M5J 2W4
Tel: (416) 362-6686 Fax: (416) 368-5344

Alan B. Taylor
VP Exploration & Chief Operating Officer
(604) 688- 2001
Suite 1710-650 West Georgia Street, Vancouver, BC
V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043
Tollfree:1-866-688-2001

E-mail: **invest@canadianzinc.com** Website: **www.canadianzinc.com**

Scott Wilson Mining


Scott
Wilson

ZAZU METALS CORPORATION

TECHNICAL REPORT AND MINERAL RESOURCE ESTIMATE ON THE LIK DEPOSIT, NORTHERN ALASKA, U.S.A.

NI 43-101 Report

Authors:
Neil N. Gow, B.Sc. (Hons.), P.Geo.
William E. Roscoe, Ph.D., P.Eng.
Kevin C. Scott, P.Eng.

May 13, 2009

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

TABLE OF CONTENTS

PAGE

LIST OF TABLES

PAGE

LIST OF FIGURES

PAGE

1 SUMMARY

EXECUTIVE SUMMARY

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Zazu Metals Corporation (Zazu Metals) to prepare an independent Technical Report and Mineral Resource estimate on the Lik deposit, located in northwestern Alaska. The purpose of this report is to document an initial disclosure of a current Mineral Resources estimate on the Lik property. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

The Lik deposit is a sediment-hosted zinc-lead-silver deposit located in northern Alaska, close to the operating Red Dog base metal deposit of Teck Resources Limited (Teck). Scott Wilson RPA has prepared a current Mineral Resource estimate by developing a block model and interpolating grades using ordinary kriging.

TABLE 1-1 MINERAL RESOURCE ESTIMATE – FEBRUARY 28, 2009
Zazu Metals Corporation – Lik Deposit, Alaska

Location	Cut-off % Pb+Zn	Indicated Resources				Inferred Resources			
		Short Tons x 10^6	Zn%	Pb%	Ag oz/ton	Short Tons x 10^6	Zn%	Pb%	Ag oz/ton
Lik South	5%	20.66	8.08	2.62	1.54	1.36	6.80	2.12	1.02
Lik North	7%					5.71	9.65	3.25	1.48
Total		**20.66**	**8.08**	**2.62**	**1.54**	**7.07**	**9.10**	**3.03**	**1.39**

Notes:
1. CIM definitions were followed for Mineral Resources.
2. Mineral Resources are estimated at a cut-off gade of 5% Pb+Zn within a wireframe shell at 3% Pb+Zn for the Lik South deposit. Mineral Resourcesfor Lik North are estimated at a cut-off grade of 7% Pb+Zn within a wireframe shell of 7% Pb+Zn.
3. Mineral Resources are estimated using an average long-term zinc price of US$0.85/lb and an average long-term lead price of US$0.65/lb.
4. The Mineral Resource estimate was prepared using Gemcom software. A block model was developed and grades interpolated using ordinary kriging.
5. A density value of 0.109 tons/ft^3 was used.

Scott Wilson RPA recommends further programs of work regarding the Lik deposits. Zazu Metals has already contracted Scott Wilson RPA to complete a scoping study for the Lik deposits. This work will be undertaken during 2009.

Scott Wilson RPA considers that further diamond drilling is necessary to improve the existing interpretation and to extend the present known limits of the Lik South deposit. Currently, Scott Wilson RPA recommends 2,500 m of drilling in 25 holes.

The Lik North deposit is potentially mineable by underground methods. The deposit is partially tested at present and remains open in a number of directions. The presently defined northern end of the Lik North deposit lies at a depth of between 50 m and 300 m. Further drill testing is required to confirm the existing interpretations and to attempt to extend the existing deposit. A program of drilling that includes 5,000 m of drilling in 18 holes is recommended as an initial step.

One of the lessons of the exploration work of Teck in the adjacent areas is that the Lik deposits form part of a mineralized district. There is potential for other deposits outside the existing Lik deposits. The geophysical survey completed during 2008 appears to have refined the understanding of the northern extensions of the Lik stratigraphy and opens up possibilities for further exploration. An initial detailed mapping program north from Lik North is recommended. The potential for further geophysical studies, possibly gravity should be examined. Teck has been able to locate deposits using gravity surveys. There have been advances in the instrumentation and interpretation of gravity since the Lik deposit was discovered.

As discussed above, the interpretation of the Lik South deposit is not simple due to structural complications. Scott Wilson RPA recommends that re-logging of older diamond drilling be completed, both to put the remainder of the drilling database on the same standard as the 2007 and 2008 drilling, and to obtain more geological data to improve the existing interpretation.

The scoping study and diamond drilling of the Lik South deposit are considered to be the highest priority items. Diamond drilling of the Lik North deposit is a lower priority and can proceed when the opportunity is available. The testing of the Lik South and Lik North deposits are independent of each other at this time and may proceed at different times.

The costs of the recommended programs are detailed in Table 1-2.

TABLE 1-2 COSTS FOR RECOMMENDED PROGRAMS
Zazu Metals Corporation - Lik Deposit, Alaska

Item	C$
1. Costs (includes Project manager, Camp Manager, labourers, cook and four drillers)	543,000
2. Commissary	114,000
3. Travel Costs	17,000
4. Tools and supplies	24,000
5. Fuel	355,000
6. Freight and Haulage	137,000
7. Diamond drilling – Lik South - 2,500 m.	501,000
8. Diamond drilling – Lik North – 5,000 m	1,003,000
9. Helicopter	425,000
8. Assays	74,000
9. Environmental studies	1,327,000
10. Legal (Claim maintenance fee)	50,000
13. Scoping Study	155,000
Subtotal	**4,725,000**
Contingency (10%)	473,000
Total Recommended Program	**5,198,000**

There are a number of tasks listed in Table 1-2. Essentially, none of these tasks are contingent on each other, although there would be some cost advantages in running most of the tasks concurrently.

TECHNICAL SUMMARY

The Lik property consists of a contiguous group of 296 federal mining claims located in the sections listed in Table 1-3.

TABLE 1-3 LOCATIONS OF THE LIK CLAIMS
Zazu Metals Corporation – Lik Deposit, Alaska

Section	Description
Section 36	T.33N., R.20W., K.R.M.
Sections 31 and 32	T.33N., R.19W., K.R.M.
Sections 1-4, 9-16, and 22-24	T.32N., R.20W., K.R.M.
Section 6	T.32N., R.19W., K.R.M.

These sections are located in U.S.G.S. Quadrangle Maps De Long Mountains A-2 and A-3. The geographical coordinates of the Lik deposit are about 163° 12' W and 68° 10' N.

The Lik property federal claims are unpatented. The claims cover an area of 2,225 ha and have historically been divided into four groups: the Lik, Silk, Y and Z claim groups.

Under an agreement with GCO Minerals Company (GCO) effective as of June 28, 2007, Zazu Metals has purchased GCO's entire 50% interest in the Lik property (and GCO's interest in the Lik Block Agreement) for the amount of $20 million. This interest is subject to a 2% net proceeds interest payable by Zazu Metals. GCO also retains a 1% net profits interest in the Lik property that was conveyed to GCO by WGM Inc. (WGM) on April 7, 1997.

The general relationships of the parties to the Lik Block Agreement (currently Zazu Metals and Teck) are set out in the Lik Block Agreement dated October 17, 1984, as subsequently amended by letter agreement in 1993. A short form agreement of the Lik Block Agreement was recorded on January 22, 1998, at Book 95, Pages 331 to 370, Barrow Recording office. Under the amended agreement, Zazu Metals holds the right to earn 60% of the 50% interest held by Teck (being a further 30% interest) provided that it spends approximately $40 million (being the initial $25 million required amount under the Lik Block Agreement, adjusted for inflation indexing and escalations). Should Zazu Metals earn such additional 30% interest, Teck has a one time option to convert its remaining 20% interest in the property to a 2% net smelter royalty.

The existing site infrastructure includes an airstrip, a camp, and some machinery.

A geochemical anomaly was staked in 1976 by a joint venture of GCO, New Jersey Zinc Company, and WGM, and the presence of a gossan with coincident soil anomalies and electromagnetic anomalies was recognized. Diamond drilling was commenced in 1977 and continued in 1978 and 1979 at a comparatively high rate. A few years of limited activity on the Lik deposit followed. Noranda Exploration Inc. (Noranda) optioned the property in 1984-1985 and drilled both on the Lik South and Lik North deposits. Moneta Porcupine Mines Inc. optioned the property in 1990 and drilled three diamond drill holes. Zazu Metals completed diamond drilling programs on the property in the summers of 2007 and 2008. Overall, 204 diamond drill holes with an aggregate depth of 34,460.05 m have been completed.

The geology of the Western Brooks Range area is divided by thrust sheets into allochthons. All of the deposits recognized to date lie within the Red Dog plate. Further, all of the zinc-lead deposits are hosted in the Kuna Formation. At the Lik deposit, these rocks strike north-south and dip about 25° to 40° to the west. The mineralized sequence is cut by a number of faults, but the Main Break Fault is probably the most significant. It divides the Lik South and Lik North deposits.

Scott Wilson RPA has prepared an updated Mineral Resource estimate for the deposits using software from Gemcom Software International Inc. A block model was constructed and grades interpolated into the blocks using variography. The validity of the estimate was tested by re-estimating the grades using inverse distance squared ($1/d^2$). The results of the Mineral Resource estimate are summarized in Table 1-1 of the Executive Summary.

2 INTRODUCTION AND TERMS OF REFERENCE

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Zazu Metals Corporation (Zazu Metals) to prepare an independent Technical Report and Mineral Resource estimate on the Lik deposit, located in northwestern Alaska (Figure 2-1). The purpose of this report is to document an initial disclosure of a current Mineral Resources estimate on the Lik property. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

The Lik deposit is a significant zinc-lead-silver deposit, initially discovered in the mid-1970s. Much of the previous drilling was carried out prior to 1980, but intermittent drilling was carried out from 1980 to 2000. Zazu Metals acquired the property in 2006 and carried out confirmation diamond drilling in the summer of 2007 (Gow, 2007). This report discusses the development of a block model and the preparation of a Mineral Resource statement that meets the requirements of NI 43-101.

SOURCES OF INFORMATION

Site visits were carried out by Mr. Neil N. Gow, P.Geo., a Consulting Geologist associated with Scott Wilson RPA, on October 11, 2006, September 11, 2007, and August 20 to 21, 2008. The area around the deposit was traversed, drill hole collars were located, and core storage areas were visited. Diamond drill core and diamond drill logs were compared. In 2007 and 2008, verification sampling was completed.

Discussions were held with Mr. Joe Britton, a Consulting Geologist based in Anchorage, Alaska. Mr. Britton supervised the 2007 and 2008 drill programs on the Lik property. He has been associated with most aspects of the work on the Lik deposit since 1978 initially as an employee of GCO Minerals Company (GCO) and. later as a consultant to GCO. Mr. Britton is retained as a consultant to Zazu Metals.

The documentation reviewed, and other sources of information, are listed at the end of this report in Item 21 References.

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

μ	micron	kPa	kilopascal
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
μg	microgram	kWh	kilowatt-hour
A	ampere	L	litre
a	annum	L/s	litres per second
bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m^2	square metre
cal	calorie	m^3	cubic metre
cfm	cubic feet per minute	min	minute
cm	centimetre	MASL	metres above sea level
cm^2	square centimetre	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m^3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft^2	square foot	oz	Troy ounce (31.1035g)
ft^3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	ppm	part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	second
gpm	Imperial gallons per minute	st	short ton
gr/ft^3	grain per cubic foot	stpa	short ton per year
gr/m^3	grain per cubic metre	stpd	short ton per day
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonne per year
hp	horsepower	tpd	metric tonne per day
in	inch	US$	United States dollar
in^2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	yd^3	cubic yard
km/h	kilometre per hour	yr	year
km^2	square kilometre		


LIK PROJECT
Red Dog Mine
Delong Mountains
Transportation System
Kivilina
Portsite
Noatak
Noatak River
Chukchi Sea
Kiana
Kobuk River
Ambler
Kobuk
Shungnak
Kotzebue
Noorvik
Selawik
Selawik River
Kotzebue Sound
Deering
Buckland
Buckland River
N
Map Area
Kotzebue
Nome
Fairbanks
Alaska
Anchorage
0 20 40 60 80 100
Kilometres
Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Location Map
May 2009

Figure 2-1

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson RPA for Zazu Metals. The information, conclusions, opinions, and estimates contained herein are based on:

- Information available to Scott Wilson RPA at the time of preparation of this report;
- Assumptions, conditions, and qualifications as set forth in this report; and
- Data, reports, and other information supplied by Zazu Metals and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by Zazu Metals. Scott Wilson RPA has not researched property title or mineral rights for the Lik property and expresses no opinion as to the ownership status of the property. Scott Wilson was provided with a copy of a title search by the law firm Guess & Rudd of Anchorage, Alaska. This title search confirmed the ownership of the Lik property by Zazu Metals.

Scott Wilson RPA has relied on Zazu Metals for guidance on applicable taxes, royalties, and other government levies or interests that apply to the property at this time.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party's sole risk.

4 PROPERTY DESCRIPTION AND LOCATION

The Lik property consists of a contiguous group of 296 federal mining claims located in the sections listed in Table 4-1. The relative positions of the claims are shown on Figure 4-1.

TABLE 4-1 LOCATIONS OF THE LIK CLAIMS
Zazu Metals Corporation – Lik Deposit, Alaska

Section	Description
Section 36	T.33N., R.20W., K.R.M.
Sections 31 and 32	T.33N., R.19W., K.R.M.
Sections 1-4, 9-16, and 22-24	T.32N., R.20W., K.R.M.
Section 6	T.32N., R.19W., K.R.M.

These sections are located in U.S.G.S. Quadrangle Maps De Long Mountains A-2 and A-3. A list of the individual claims is attached in Appendix 1. The geographical coordinates of the Lik deposit are about 163° 12' W and 68° 10' N.

LAND TENURE

The Lik property federal claims are unpatented. The claims cover an area of 2,225 ha and have historically been divided into four groups: the Lik, Silk, Y and Z claim groups. Because the Lik property was selected by the State of Alaska subsequent to the staking of the federal claims, GCO has also staked state claims over the entire federal package. The joint venture has the option of relinquishing the federal claims and holding mineral rights under the state claims at some future date, if they choose. The property boundaries have been surveyed to avoid potential property conflicts with adjacent properties. The federal claims do not expire unless Zazu Metals fails to make the rental payments discussed below. The location of the deposit, relative to the property boundaries, is shown on Figure 4-1. There are no existing tailings ponds, waste dumps or mine workings on the property at the present time. Sufficient space is available within the claims to include waste dumps and tailings ponds in the future.

Under an agreement with GCO effective as of June 28, 2007, Zazu Metals has purchased GCO's entire 50% interest in the Lik property (and GCO's interest in the Lik Block Agreement) for the amount of $20 million. This interest is subject to a 2% net proceeds interest payable by Zazu Metals. GCO also retains a 1% net profits interest in the Lik property that was conveyed to GCO by WGM Inc. (WGM) on April 7, 1997.

The general relationships of the parties to the Lik Block Agreement (currently Zazu Metals and Teck Resources Limited (Teck)) are set out in the Lik Block Agreement dated October 17, 1984, as subsequently amended by letter agreement in 1993. A short form agreement of the Lik Block Agreement was recorded on January 22, 1998, at Book 95, Pages 331 to 370, Barrow Recording office. Under the amended agreement, Zazu Metals holds the right to earn 60% of the 50% interest held by Teck (being a further 30% interest) provided that it spends approximately $40 million (being the initial $25 million required amount under the Lik Block Agreement, adjusted for inflation indexing and escalations). Should Zazu Metals earn such additional 30% interest, Teck has a one time option to convert its remaining 20% interest in the property to a 2% net smelter royalty.

The Lik claims lie within an area of Alaska State selected land. While Zazu Metals retains federal title to the claims, the surface rights owner to the Lik property is the federal government. Should Zazu Metals convert its ownership to State claims, surface ownership would pass to the Alaska State government.

To retain the federal claims, Zazu Metals is required to make annual payments of $125 per federal claim. Thus the annual payment to cover the federal claims is $37,000 per year. State claims also require the payment of an annual rental. For State claims, the rental is $25 for the first five years, $55 for the second five years, and $130 for all subsequent years for each 40 acre claim and four times those amounts for each 160 acre claim. Property holders are also required to perform assessment work with the amount dependent on the area of the State claims. Assessment credits may be carried forward for a maximum of four years. If required, payments may be made in lieu of work to allow retention of the property.

Scott Wilson RPA has been advised that there are no known environmental problems associated with the property. No environmental problems were noted during the property visit. It is noted that Zazu Metals is undertaking a significant number of baseline studies of environmental matters in the 2008 field season with the purpose to move towards mine development.

The State of Alaska maintains a 'single window' system to permit exploration that covers all of the permits required for exploration. Zazu Metals has all of the necessary permits to carry out the proposed exploration programs.

In December 2007, Guess & Rudd, Law Offices in Anchorage, Alaska, completed an Updated Title Report for the Lik property. The report showed the continuing ownership of the Lik property by Zazu Metals and made specific recommendations regarding tidying up certain outstanding issues. Zazu Metals is following these recommendations.


Silk Claims
Lik Claims
Lik Deposit
Y Claims
Z Claims
?
Su Deposit
(Approximate Location)
N
1500
2000
2500
1000
0 250 500 750 1000
Metres
May 2009
Figure 4-1
Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Property Map

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

Access to the property is by air to a company-built airstrip located on the property. Charter flights may be arranged from a number of sites in northwestern Alaska. The town of Kotzebue is located about 145 km from the deposit. Kotzebue is a seaport and is serviced by a regular air service from Anchorage. It is the centre for access to the nearby Red Dog zinc-lead-silver mine of Teck. The city of Anchorage is located about 950 km to the southeast of the deposit.

CLIMATE

Climatic data for the Lik deposit area are not available. The nearest location for which climatic data are available is the city of Kotzebue. As Kotzebue is adjacent to the ocean, the climatic data may not be entirely reliable as an indicator for conditions near the Lik deposit.

The average annual temperature at Kotzebue is -5.8°C. The average maximum temperature is -2.3°C and the average minimum temperature is -9.3°C. Seasonal extremes probably range between 25°C in summer and -50°C in winter. There is on average 22.8 cm of rain per year and snowfall of 1.2 m per year. Snowfalls are not extreme, but blowing snow may form significant drifts. Strong winds are a problem in most parts of Alaska.

Currently, diamond drilling is possible at Lik between about June 1 and October 1. The existing constraint is water and the drills and the camp currently utilize surface water.

LOCAL RESOURCES

There are no local resources adjacent to the Lik deposit. The Red Dog mine of Teck is located about 22 km southeast of the deposit. Potentially, concentrates might be moved along the access road from the Red Dog mine to the port on the Chukchi Sea. This road, the De Long Mountains Transportation System (DMTS) road, is owned by the state of Alaska and is available for use by other industrial users.

The port has a shipping season of about 100 days. The current concentrate storage at the port site is at capacity and further storage facilities would have to be constructed if the Lik deposit comes into production.

The largest town site in the vicinity of Lik is Kotzebue, about 130 km south of the deposit. Facilities at Kotzebue include a regional hospital, hotel accommodations, schools, and a domestic airport with daily jet services to Anchorage.

INFRASTRUCTURE

There is a refurbished camp and airstrip located near the Lik deposit. The airstrip is about 1,300 m long and about 30 m wide. The strip is gravel surfaced and is capable of handling large, multi-engine planes.

PHYSIOGRAPHY

The exposures of the Lik deposit are located at about 245 m above sea level. West of the deposit, the land rises steeply to peaks about 700 m above sea level. To the southeast, the land slopes down to the Wulik River where the bottom of the valley is about 215 m above sea level. As noted above, there are no improvements on the Lik property. The supply of electric power, workforce accommodation, etc., would have to be developed. There is sufficient space for tailings and waste rock disposal. In all likelihood, there is sufficient water available for any proposed processing.

At the adjacent Red Dog site, permafrost is reported to be developed to depths of about 60 m.

Locally, there is vegetation on the property classified as woody tundra and consisting of lichen, various grasses and low brush made up of willow, dwarf birch, dwarf evergreen shrubs and alder.

6 HISTORY

The Red Dog deposit was recognized in 1970 by Mr. I. Tailleur who was undertaking mapping in the De Long Mountains area on behalf of the United States Geological Survey (U.S.G.S.). In 1975, attention was redrawn to this deposit by the U.S. Bureau of Mines, which was carrying out a mineral assessment in northwest Alaska. The 1975 announcement precipitated a staking rush throughout the De Long Mountains.

GCO, in joint venture with New Jersey Zinc Company (NJZ) and WGM (the WAK Joint Operating Agreement), was involved in the staking rush. The group carried out stream geochemical sampling and reconnaissance for colour anomalies. Claims were staked in July 1976 to protect a stream geochemical anomaly on Lik Creek. Houston Oil and Minerals Exploration Company (HOMEX) replaced NJZ in the joint venture in 1976-77.

Diamond drilling commenced in 1977 and targeted a gossan with a coincident soil and electromagnetic (EM) anomaly. The first hole encountered massive lead-zinc-silver-bearing sulphides. By the end of 1977, the joint venture had completed 40 line-kilometres of ground geophysics, a soil sampling program, and ten diamond drill holes with an aggregate depth of 1,603 m. In 1978, further geological, geochemical, and geophysical surveys were carried out, together with the drilling of another 79 diamond drill holes aggregating 10,680 m. A further 14 diamond drill holes with a total depth of 4,931.1 m were completed in 1979 and a mineral resource was estimated.

The WAK Joint Operating Agreement joint venture continued to work in the district in the period 1980 to 1983. The joint venture held a large number of claims outside the existing Lik block and work was concentrated on other targets in some of these years. However, some diamond drilling activity continued on the Lik property. The Lik Block Agreement was signed in 1984.

In 1984, Noranda Exploration, Inc. (Noranda) optioned the Lik property. Much of the Noranda activity was concentrated in the Lik North area where ten diamond drill holes with an aggregate depth of 4,180.3 m were completed on four sections. Noranda also drilled holes in the Lik South deposit to better define "mineable high grade reserves". Noranda dropped its interest in the Lik property after a reorganization of its holdings in the United States.

Moneta Porcupine Mines Inc. (Moneta) optioned the property in 1990 and together with GCO completed three diamond drill holes aggregating 263.4 m. The purpose of the Moneta drilling was to obtain metallurgical samples, but there are no records of any significant Moneta metallurgical work. GCO drilled two additional diamond drill holes in 1992. There was no additional drilling until Zazu Metals acquired the property and commenced the drilling program in 2007.

All of the diamond drill campaigns prior to 2007 are summarized in Table 6-1.

TABLE 6-1 DIAMOND DRILLING CAMPAIGNS
Zazu Metals Corporation – Lik Deposit, Alaska

Year	Number of Holes	Aggregate Depth (m)	Company
1977	10	1,603.3	Managed by WGM
1978	79	10,680.2	Managed by WGM
1979	14	4,931.1	Managed by GCO
1980	3	202.1	Managed by GCO
1983	1	835.2	Managed by GCO
1984	6	1,643.5	Managed by GCO
1985	16	4,883.1	Managed by Noranda
1987	1	696.5	Managed by GCO
1990	3	263.4	Managed by Moneta
1992	2	283.5	Managed by GCO
Totals	**135**	**26,236.6**	

Several estimates of Mineral Resources and Mineral Reserves have been completed on the Lik deposit. The estimates judged by Scott Wilson RPA to be most reliable were the Mineral Resources for the Lik South deposit prepared by GCO in 1984 and by Noranda in 1985. The two estimates are presented in Table 6-2.

TABLE 6-2 HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK SOUTH DEPOSIT
Zazu Metals Corporation – Lik Deposit, Alaska

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
GCO	1984	5% Pb+Zn	22.04	8.88	3.08	49	3.21
Noranda	1985	7% Pb+Zn	10.85	10.51	3.42	n.a.	3.77

The most recent estimate of Mineral Resources for the Lik North deposit was prepared by Noranda following the completion of the 1985 diamond drilling campaign (Table 6-3). This estimate is based on significantly more information than prior estimates.

TABLE 6-3 HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK NORTH DEPOSIT
Zazu Metals Corporation – Lik Deposit, Alaska

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density t/m^3
Noranda	1985	7% Pb+Zn	4.73	10.59	3.5	53	3.21

No metal prices or exchange rates were specified for the GCO or either of the Noranda estimates. The GCO estimate was prepared using polygonal methods, while the Noranda estimates were prepared using sectional methods. Both of these estimates are considered by Scott Wilson RPA to be historical estimates and are thought to be reliable at the present drilling density. The estimates are considered to be relevant as they give an estimate of the likely size of the two parts of the Lik deposit. Both the GCO and Noranda Mineral Resource estimates are unclassified.

In 1983, Pincock, Allen & Holt, Inc. (PAH) completed a feasibility study. The 1983 Mineral Resource estimate by PAH is not considered relevant by Scott Wilson RPA. The feasibility study was updated in 1989, but the resource statement was not revised at that time.

7 GEOLOGICAL SETTING

The following description of geological setting has been assembled from published information that is cited where appropriate.

REGIONAL GEOLOGY

The regional geology of the Western Brooks Range area is structurally complex. The sedimentary rocks of the area have been disrupted by thrust sheets or allochthons (Dumoulin et al., 2004) (Figure 7-1).

The Lik deposit and the other zinc-lead deposits of the Brooks Range, including Red Dog, are hosted in the Kuna Formation of the Lisburne Group (Figure 7-2). In the Western Brooks Range, the Lisburne Group includes both deep and shallow water sedimentary facies and local volcanic rocks. The rocks have been extensively disrupted by thrusting. The deep water facies of the Lisburne Group, the Kuna Formation, is exposed chiefly in the Endicott Mountains and the structurally higher Picnic Creek allochthons.

In the Red Dog plate of the Endicott Mountains allochthon, the Kuna Formation consists of at least 122 m of thinly interbedded calcareous shale, calcareous spiculite and bioclastic supportstone (the Kivilina Unit) overlain by 30 m to 240 m of siliceous shale, mudstone, calcareous radiolarite and calcareous lithic turbidite (the Ikalukrok Unit). The Ikalukrok Unit in the Red Dog plate hosts all of the massive sulphide deposits in the area. The Ikalukrok Unit is carbonaceous, is generally finely laminated, and contains siliceous sponge spicules and radiolarians. Based on conodonts and radiolaria, the Kuna Formation is Osagean to Chesterian (late Early to Late Mississippian). The unit is thought to have formed in slope and basin settings characterized by anoxic or dysoxic bottom water.

The structural complexity of the Western Brooks Range resulted from Mesozoic convergence followed by further shortening in the Tertiary period. Young (2004) notes that the reconstructed Kuna Basin is a 200 km by >600 km feature.

LOCAL GEOLOGY

The Lik deposit is hosted in the Red Dog plate of the Endicott Mountains allochthon (Young, 2004). The term "allochthon" describes an assemblage of stratigraphically related rocks that overlies a large displacement thrust fault. The stratigraphically lowest rocks within the Red Dog plate belong to the Kayak Shale. The top of the Kayak Shale is interbedded with rocks of the Kuna Formation.

The Kuna Formation is divided into two units, the Kivilina Unit and the Ikalukrok Unit. In a district sense, the Kivalina Unit is up to 122 m thick and may have been deposited in a local fault-bounded depression. It includes laminated, black calcareous shale and thick-bedded, grey micritic limestone, grainstone, and packstone. The Ikalukrok Unit varies in thickness across the district from 29 m to greater than 240 m. The unit has been divided into a lower laminated black shale subunit and an upper medium- to thick-bedded black chert subunit. The shale is siliceous and carbonaceous and has reported mean concentrations of 74% to 77% SiO_2 and >4% C_{org}. Distal to proximal carbonate turbidite is an important component of the shale subunit.

PROPERTY GEOLOGY

The Lik deposit is hosted in the upper part of the Ikalukrok Unit of the Kuna Formation. At Lik, the immediate host rocks are carbonaceous and siliceous black shale, with subordinate black chert and fine-grained limestone. These rocks strike broadly north-south and dip at about 25° to 40° to the west (Figure 7-3). Figure 7-3 is based on interpretation, as there is very little exposure in the deposit area. The massive sulphides are overlain conformably by rocks of the Siksikpuk Formation. The sequence is overridden by allochthonous rocks that form high hills north and west of the deposits.

The mineralized sequence is cut by a number of minor faults. The most significant disruption is the Main Break Fault (Figure 7-2), which appears to alter the plunge of the northern end of the Lik deposit so that the Lik North deposit plunges at about 25° to 042°. It is unclear whether there is a change in strike north of the fault, or whether the change is more apparent due to topography. The Main Break Fault strikes east-west and dips north at about 60°.

There is another group of steeper faults that tend to strike northerly or northwesterly and which are interpreted as being both normal and reverse with throws of up to 100 m. The drilling in 2008 appears to demonstrate that several of these faults are non-existent or more minor than previously interpreted.



68°15'N
164°00'W
Wrench Ck. fault
Sivukat Mtn. fault
Key Creek sensu stricto
Key Creek sensu stricto
Western facies
Road Corridor facies
N
10 km
Syncline
Anticline, with plunge
Overturned anticline
Overturned syncline
Thrust fault
Normal fault
Unspecified fault
Misheguk Mtn. (allochthon)
Copter Peak
Ipnavik River - Ipnavik plate
Kelly River
3A - Amphitheatre plate
3C - Chimney plate
3K - Kelly plate
3W - Wulik Peaks plate
Picnic Creek
2A - Amaruk plate
2W - Wulik plate
Endicott Mts.
1a - Red Dog plate
1b - Key Creek plate
Wolverine Creek plate
Okpikruak Fm. contains olistostromes
Kuna-Hosted Zinc-Lead-Iron
A Red Dog deposits
B Anarraaq
C Aktigiruq
D Upper Wulik
E SUDS (deep)
F SUDS (shallow)
G SU-LIK
H Bear
I Fritz
J Ferric Creek
K OAK
L TAK
M Competition Creek
N TUT
O ORE
Kuna-Hosted Barite
P Gull Creek
Q Moil-Wolf Creek
R SU
Endicott Group Zinc-Lead-Iron
S Anomaly Creek
T Grizzly
U Robinson Creek
V Lucky
W Weasel Creek
X Lightning Creek

Figure 7-1

Zazu Metals Corporation

Lik Project

Northern Alaska, U.S.A.

Regional Geology

May 2009 ***Source: L. E. Young, Economic Geology, Vol. 99, 2004.***


Lower Cretaceous
OKPIKRUAK Fm.
+365m
Lower Cretaceous to Jurassic
IPEWIK Fm.
near Red Dog +20(?)m
average 6(?)m
Middle Jurassic to Lower Triassic
OTUK FORMATION
46m
SIKSIKPUK Fm.
Lower Triassic to Pennsylvanian
near Red Dog 76m
average 68m
Orange Cherty Unit (11m)
Middle or Lower Pennsylvanian (?)
Barite
Zn - Pb
Ikalukrok Unit (120m)
KUNA FORMATION
Upper to Lower Mississippian
+242m
Kivalina Unit (+122m)
Lower Mississippian to Upper Devonian
NOATAK SANDSTONE
base is a thrust fault
Light Chert
Dark Chert
Limestone
Black Shale
Light Shale
Sandstone / Siltstone
Conglomerate
May 2009
Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Stratigraphic Section

Figure 7-2


Legend:
Undifferentiated flysch deposits
Undifferentiated cherts
Kuna Formation
Massive sulphide horizon
Diamond drill hole (black)
New Diamond drill hole (red)
Main Break Fault
60°
Allochthonous Thrust Blocks
Camp
Lik Claims
SU Claims
road
L-1 Fault
L-2 Fault
L-3 Fault
L-4 Fa
0 250 500 750 1000
Feet
N
535,500 E
536,000 E
536,500 E
537,000 E
537,500 E
538,000 E
538,500 E
539,000 E
539,500 E
185,000 N
184,500 N
184,000 N
183,500 N
183,000 N
182,500 N
182,000 N
181,500 N
181,000 N
180,500 N
180,000 N
179,500 N
May 2009
Figure 7-3
Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Property Geology

8 DEPOSIT TYPES

The Lik deposits are examples of a large group of deposits broadly referred to as sediment-hosted zinc-lead-silver deposits. Cox and Singer (1992) described the deposit type thus:

> *Stratiform basinal accumulations of sulphide and sulphate minerals interbedded with euxinic marine sediments form sheet- or lens-like tabular bodies up to a few tens of metres thick and may be distributed through a stratigraphic interval over 1,000 m.*

The model covers a large group of deposits that have been divided into subtypes, including Broken Hill-type, Mount Isa-type, and others. Water depth of the host units may be variable, the rock types are variable and the depositional environment may vary from lacustrine to deepwater marine.

Historically, the deposits have been regarded as syngenetic, but more recent studies appear to demonstrate that many of the deposits are diagenetic. In the case of Red Dog, evidence that the deposits are partially syngenetic and partially diagenetic has been described by Moore et al. (1986).

Typically, metallurgical recovery is affected by post-depositional events. Deposits subjected to higher metamorphic grades typically have higher metallurgical recoveries. However, the post-depositional events may dismember the deposit and lower the quality of the recoverable zinc concentrate.

9 MINERALIZATION

The Lik deposit is a stratiform zinc-lead-silver deposit. The deposit is continuous outside the Lik property onto the adjacent Su property to the south held by Teck. The southern continuation of the Lik deposit is referred to as the Su deposit.

Within the Lik property, the deposit is divided into two parts by the Main Break Fault. The main part of the deposit within the existing claims is referred to as the Lik South deposit. As presently tested, the largest lens, the A Lens of the Lik South deposit is about 1,100 m long and about 600 m wide and much of it is flat-lying. It contains the bulk of the tonnage in the Lik South area. The second largest lens, B Lens, is about 500 m long, up to about 200 m wide, and averages about 120 m wide. The R Lens is about 400 m long (north-south), about 100 m east-west, and up to five metres thick and lies about six metres above the A Lens. Mineralization in the Lik South deposits has been tested down dip to a depth of about 150 m to 200 m.

North of the Main Break Fault, the Lik North deposit is about 700 m long and about 350 m wide. As with the Lik South deposit, mineralization is interpreted as occurring in a number of lenses, although most of the mineralization is present in a single lens, named the N Lens in this report. The N Lens plunges at about 25° to 042° and has been tested down dip to a depth of about 300 m.

The deposits strike broadly northerly and dip westerly at about 25° to 40°. The mineralization comprises irregular, stratiform lenses. The mineralogy of the sulphides is simple and comprises pyrite, marcasite, sphalerite and galena, with rare tetrahedrite, bournonite and boulangerite. Gangue minerals include quartz (as chert), clay minerals, carbonate and barite. Noranda recognized six different ore types in its logging of drill core (Scherkenbach et al., 1985). Sulphide grain sizes and grades vary between different ore types. Maximum sphalerite grain size is about 100 microns. Figure 9-1 shows the locations of the drill hole collars and the sections included in this report. Typical drill sections for the Lik South and Lik North deposits are shown in Figures 9-2, 9-3, and 9-4.

Typical grades of mineralized intersections within the Lik deposit are listed in Table 9-1.

TABLE 9-1 TYPICAL MINERALIZED INTERSECTIONS
Zazu Metals Corporation – Lik Deposit, Alaska

Hole No.	From (m)	To (m)	Length (m)	Zn%	Pb%	Ag g/t
5	54.56	78.79	24.23	19.72	6.27	126.5
16	80.16	94.49	14.33	21.67	7.01	230.4
21	129.54	135.33	5.79	7.07	1.88	8.6
24	40.87	50.14	9.27	11.09	1.44	51.1
31	21.49	34.75	13.26	9.07	2.69	6.9
38	45.90	63.76	17.86	8.13	1.80	48.0
38	70.53	87.75	17.22	8.92	2.08	28.8
43	35.66	40.69	5.03	17.66	3.62	8.6
43	60.96	80.28	19.32	9.07	2.49	47.7
43	84.73	91.04	6.31	21.07	5.95	111.4
55	114.0	125.88	11.89	8.15	2.42	205.7
68	32.31	53.43	21.12	13.34	2.85	56.9
79	15.85	31.33	15.48	9.14	2.66	37.0

Previous work by GCO determined that sulphides were deposited in four distinct cycles. The cycles are better developed close to the likely hydrothermal source of the mineralizing fluids. Individual cycles may be quite thin near the margins of the deposit and the thickest accumulation in a single cycle noted to date is about 13.7 m. The base of a sulphide cycle begins abruptly with the deposition of sphalerite, galena and pyrite. Typically, the highest grades are found at or within a few metres of the base of a sulphide cycle. Massive or finely bedded zinc- and galena-rich sulphides decrease in grade upward within a cycle. Pyrite increases relative to sphalerite and galena, forming bands of massive or colloform pyritic sulphides. Higher in the cycle, pyrite decreases to 10% to 20% and forms nodular or colloform semi-massive pyrite layers interbedded with black chert or strongly silicified black claystone. The tops of the cycles generally contain the highest marcasite concentrations. Locally, another cycle begins before the earlier cycle is finished. Lateral variations appear to mimic the vertical variations.

While brecciated sulphides are common in high-grade areas, they do not form a large percentage of the overall sulphide mass. Individual breccia zones vary in thickness from a few centimetres to a few metres. The origin of the brecciation is not clear, but at least some of it is judged to be primary.


Legend:
Undifferentiated flysch deposits
Undifferentiated cherts
Kuna Formation
Massive sulphide horizon
Diamond drill hole (black)
New Diamond drill hole (red)
Section 14,000N
Section 12,000N
Section 10,600N
Main Break Fault
Allochthonous Thrust Blocks
Camp
N
0 250 500 750 1000
Feet
Lik Claims
SU Claims
Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Planview
Drill Hole Collars & Sections
May 2009

Figure 9-1



Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Vertical Section 10600N
DDH Composite Pb, Zn, Ag / Length (feet)
May 2009
1000 Elev
800 Elev
600 Elev
400 Elev
200 Elev
0 Elev
3600
3400
3200
3000
2800
2600
2400
2200
2000
LIK062
LIK036
192
LIK042
194
LIK039
195
LIK053
153
LIK055
LIK060
LIK075
Zone B
Zone M
Zone A
Fault
1.43, 5.91, 0.08 / 16.00
1.91, 6.59, 0.13 / 72.00
2.04, 8.04, 0.07 / 74.80
1.58, 8.76, 0.12 / 45.10
1.65, 7.05, 0.20 / 119.50
2.18, 6.46, 0.10 / 59.00
1.10, 8.89, 0.64 / 10.30
1.28, 12.75, 2.50 / 11.00
2.98, 7.49, 1.58 / 20.20
7.67, 20.73, 6.76 / 32.10
2.98, 8.30, 2.31 / 48.00
2.42, 8.15, 3.36 / 39.00
6.93, 18.49, 0.53 / 14.30
2.71, 6.08, 1.46 / 97.30
4.84, 11.14, 0.13 / 11.80
0
100
200
300
400
Feet

Figure 9-2



2000
2200
2400
2600
2800
3000
3200
3400
3600
1000 Elev
800 Elev
600 Elev
400 Elev
200 Elev
0 Elev
162
157
174
160
Zone R
Zone S
Zone A
LIK068
LIK107
LIK031
LIK038
DDH-137
5.53, 5.57, 1.35 / 23.50
6.95, 8.30, 1.08 / 28.00
11.36, 0.08, 4.88 / 10.50
1.19, 6.36, 0.48 / 72.50
1.75, 6.67, 1.52 / 128.00
2.85, 13.35, 1.65 / 69.30
2.02, 14.38, 1.06 / 26.50
1.57, 7.03, 1.01 / 151.20
2.52, 6.26, 1.21 / 215.00
3.80, 15.30, 4.51 / 33.00
5.38, 5.65, 1.98 / 27.00
1.96, 5.74, 1.32 / 25.50
0
100
200
300
400
Feet
Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Vertical Section 12000N
DDH Composite Pb, Zn, Ag / Length (feet)
May 2009

Figure 9-3


2600
2800
3000
3200
3400
3600
3800
4000
4200
LIK110
LIK109
LIK108
LIK026
LIK001
1200 Elev
1000 Elev
800 Elev
600 Elev
400 Elev
200 Elev
0 Elev
2.61, 11.46, 0.11 / 13.50
4.02, 17.42, 1.26 / 11.00
Zone N4
Zone N3
1.81, 10.06, 0.04 / 10.50
1.28, 9.87, 2.51 / 12.00
3.68, 12.22, 3.16 / 62.50
4.57, 7.44, 1.00 / 76.50
Zone N1
Zone N2
1.76, 9.20, 2.94 / 56.50
4.49, 11.64, 0.65 / 21.00
1.14, 5.29, 0.75 / 11.50
5.01, 10.48, 2.04 / 58.50
4.64, 7.63, 3.62 / 11.00
2.13, 8.49, 2.41 / 38.50
Figure 9-4
Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Vertical Section 14000N
DDH Composite Pb, Zn, Ag / Length (feet)
0
100
200
300
400
Feet
May 2009

10 EXPLORATION

Zazu Metals completed programs of diamond drilling in the summers of 2007 and 2008. The details of this program, and the results of the work, are discussed below under Item 11, Drilling. Zazu Metals did not complete other exploration programs in 2007, but contracted for Controlled- and Natural-Source Audio-frequency Magnetotelluric CSAMT and NSAMT) surveys through Zonge Engineering & Research Organization, Inc. (Zonge Engineering) in 2008.

GEOPHYSICS

The fieldwork for the geophysical survey was carried out between June 18 and July 3, 2008, by Mr. S. Harworth of Zonge Engineering, and data processing, modelling and interpretation were completed by Mr. S. MacInnes of Zone Engineering. Tensor CSAMT and NSAMT data were acquired at 61 m (200 ft) station intervals over six lines for a total of about 8 km (26,400 ft).

The primary objective of the survey was to trace mineralization and geological structure from the known drill-tested areas north into undrilled terrain north of the existing Lik North deposit. To achieve this objective, two orthogonal transmitter bipoles were located 5 km south-southeast of the survey area so that nearly orthogonal source-field orientations were generated over the survey area.

MacInnes (2008) reported that two low-resistivity features labelled Trend A and Trend B on can be tracked from line to line extending northeast from the known Lik North mineralization. MacInnes (2008) considered that the geophysical survey was identifying carbonaceous shales associated with the Lik mineralization rather than detecting mineralization itself. The Trends A and B are cut between lines 6500 N and 7000N, with an eastward offset of about 200 m. The significance of the results is not immediately clear. The northern end of the Lik North deposit lies at some depth (300 m) based on diamond drilling. It is not known whether the Lik North deposit or its stratigraphic position continues to plunge to depth. Further mapping at the northern end of the known mineralization may help to resolve the geological model, although exposure is not common in the area. Conceptually, the northern extension of the stratigraphy that hosts mineralization at the Lik deposit is a viable exploration target that needs testing. Ultimately, the potential will have to be tested by diamond drilling.

The geophysical survey tested the northern extensions of the Lik mineralization and concentrated specifically on the Lik North Zone and its potential northern extensions. None of the drilling completed in 2007 and 2008 tested the Lik North deposit, and the Lik North mineral resources were estimated using older drilling. The results of the survey are important for longer term exploration of the Lik North deposit and its possible extensions.

11 DRILLING

Zazu Metals completed two programs of drilling during the 2007 and 2008 summer field seasons, all of it directed to testing the Lik South deposit. None of the drilling in 2007 or 2008 was designed to test the Lik North deposit. To facilitate the drilling, Zazu Metals purchased a diamond drill rig and contracted with an independent diamond driller to operate and maintain the drill rig. The arrangement worked satisfactorily in 2007 and Zazu Metals extended the program in 2008. Zazu Metals has obtained a second drill that will work under the same agreement.

The 2007 program had several purposes, including:

- To confirm previous drill results. Confirmation of the previous drilling should allow the historical mineral resources to be upgraded to Mineral Resources compliant with NI 43-101.
- To commence fill-in drilling of the Lik deposit.
- To obtain samples for more detailed metallurgical studies.

TABLE 11-1 2007 DIAMOND DRILL HOLES
Zazu Metals Corporation – Lik Deposit, Alaska

Hole ID	Easting	Northing	Length (m)	Azimuth (°)	Dip (°)
DDH-136	2620	11200	134.72	n.a.	-90
DDH-137	3000	12000	113.39	n.a.	-90
DDH-138	3180	12400	47.85	n.a.	-90
DDH-139	3000	11600	57.30	n.a.	-90
DDH-140	2800	11200	130.15	n.a.	-90
DDH-141	2800	11600	111.86	n.a.	-90
DDH-142	2600	11600	151.79	n.a.	-90
DDH-143	2990	11800	124.66	n.a.	-90
DDH-144	2400	11200	256.64	n.a.	-90
DDH-145	2800	10400	125.58	n.a.	-90
DDH-146	2650	10800	137.16	n.a.	-90
Totals			**1,394.10**		

At the end of the 2007 drilling campaign, it was apparent that there were gaps in the previous testing and areas where there was potential for expansion of the mineral resources. The 2008 program was designed to:

- Improve the understanding of the existing Lik South deposit.
- Attempt to expand the existing Lik South deposit.

The holes drilled in 2008 are listed in Table 11-2. All of the 2008 diamond drilling was HQ-size core. The drill hole locations and traces are shown in Section 9 Figure 9-1. At the end of 2008, most of the Lik South deposit had been tested on lines spaced at 200 ft. with holes spaced at about 100 ft.

TABLE 11-2 2008 DIAMOND DRILL HOLES
Zazu Metals Corporation – Lik Deposit, Alaska

Hole ID	Grid Location (new)		Length	Azimuth	Dip
	Easting	Northing	(m)	(°)	(°)
147	9520	11200	235.92	n.a.	-90
148	9900	10000	101.50	n.a.	-90
149	9700	10000	116.74	n.a.	-90
150	9430	10800	216.10	n.a.	-90
151	9800	10000	105.16	n.a.	-90
152	9600	10000	169.47	n.a.	-90
153	9700	10600	138.99	n.a.	-90
154	9700	10400	124.36	n.a.	-90
155	9550	11000	264.87	n.a.	-90
156	10100	10400	97.84	n.a.	-90
157	9700	12000	195.99	n.a.	-90
158	9910	11200	86.56	n.a.	-90
159	10100	12200	66.75	n.a.	-90
160	9900	12000	154.84	n.a.	-90
161	10100	12400	66.75	n.a.	-90
162	9600	12000	200.56	n.a.	-90
163	9900	12600	178.00	n.a.	-90
164	10000	12600	85.95	n.a.	-90
165	10300	11800	61.87	n.a.	-90
166	10100	12600	58.83	n.a.	-90
167	10100	11800	91.44	n.a.	-90
168	9700	12600	150.27	n.a.	-90
169	9600	12600	164.90	n.a.	-90
170	10400	11600	58.22	n.a.	-90
171	10300	11600	67.67	n.a.	-90

Hole ID	Grid Location (new)		Length	Azimuth	Dip
	Easting	Northing	(m)	(°)	(°)
172	10400	11400	56.69	n.a.	-90
173	10600	11200	66.14	n.a.	-90
174	9800	12000	162.46	n.a.	-90
175	9800	13000	171.60	n.a.	-90
176	10200	13200	60.35	n.a.	-90
177	10100	13400	56.39	n.a.	-90
178	9900	13400	92.35	n.a.	-90
179	9900	13200	113.69	n.a.	-90
180	10600	11000	84.73	n.a.	-90
181	10600	10800	71.93	n.a.	-90
182	9800	13400	109.12	n.a.	-90
183	10400	10800	74.07	n.a.	-90
184	9800	13200	130.45	n.a.	-90
185	10330	11000	89.31	n.a.	-90
186	10100	11000	51.21	n.a.	-90
187	10100	13200	45.72	n.a.	-90
188	10100	10800	104.55	n.a.	-90
189	10100	13000	74.07	n.a.	-90
190	10300	10800	99.97	n.a.	-90
191	9700	13400	126.80	n.a.	-90
192	10300	10600	82.30	n.a.	-90
193	9800	13600	127.41	n.a.	-90
194	10100	10600	98.45	n.a.	-90
195	9900	10600	135.03	n.a.	-90
196	10000	13600	109.12	n.a.	-90
197	10100	10200	74.98	n.a.	-90
198	9500	10000	132.28	n.a.	-90
199	9700	12800	174.65	n.a.	-90
200	9200	9900	132.28	n.a.	-90
201	9600	12800	191.41	n.a.	-90
202	9200	10200	224.94	n.a.	-90
203	10100	12800	55.47	n.a.	-90
204	9700	12200	189.89	n.a.	-90
Totals			**6,829.35**		

By the end of 2008, a total of 34,460.05 m of drilling in 204 holes had been completed on the Lik property by Zazu Metals and the previous owners. The results of the available holes are shown in Table 25-1 in Appendix 2.

The location of the 2007 and 2008 drilling, together with all of the previous drilling, is illustrated on Figure 7-3.

12 SAMPLING METHOD AND APPROACH

The core obtained from the Lik deposit during the 2007 and 2008 drilling campaigns was logged on site at the Lik camp. The entire core containing sulphide mineralization was sawn using diamond saws and half of the core was sent for assay. Sulphide mineralization at Lik has a problem in that there is local diagenetic marcasite associated with the margins of the higher grade mineralization and within some of the lower grade mineralization. This material oxidizes rapidly, breaking up the core and rendering samples inappropriate for metallurgical testing. Once core was placed in the sample bags, the air was evacuated and replaced with nitrogen. The samples were sent to Kotzebue by charter and then by licensed carrier to Anchorage. The samples were stored under refrigeration in Anchorage until the end of the drilling campaign. Finally, the samples were dispatched to G & T Metallurgical Services Ltd. (G & T) of Kamloops, British Columbia. As well as completing metallurgical testing, G & T crushed and analyzed the samples.

The 2008 diamond drill core was not required for metallurgical testing and core was handled normally. Sawn samples were bagged and boxed on site and dispatched to a facility of ALS Laboratory Group (ALS Chemex) located in Fairbanks, Alaska, for sample preparation. The pulps were analyzed at ALS Chemex located in Fairbanks or Elko, Nevada.

Core is marked for sampling depending on visual grade estimates. Notwithstanding the absence of economic mineralization, all massive and high sulphide areas were sampled. Mineralization is coarse enough and of high enough grade to be recognized visually. Thus visual methods were used to select sample boundaries and lengths. Short samples were noted adjacent to areas where grade changed sharply. The shortest samples seen were seven one-foot (0.30 m) samples. In areas where the grade is judged to be uniform, core is typically divided into five-foot (1.52 m) lengths. Of the 1,905 original samples collected in 2008, 1,006 samples were five-foot long. There were 42 samples that were 5.5 ft (1.68 m), 115 samples that were six feet (1.83 m), and 12 samples that were seven feet (2.13 m). Scott Wilson RPA considers the mineralization at Lik to be appropriately logged and sampled. It is not evident that logging or sampling is leading to any bias in the sample results.

Recovery was typically excellent in core seen on site by Scott Wilson RPA. An examination of logging showed that core recovery in sulphide areas was generally very high.

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

2007 ANALYSES

As noted above, the 2007 Lik samples were dispatched to G & T. G & T is an ISO 9001:2000 certified laboratory for precious metals and base metals. As well as completing the analyses for a range of elements, G & T also carried out a program of metallurgical testing. Zazu Metals transferred pulps from G & T to ALS Chemex in Vancouver for check analysis as part of the Quality Control/Quality Assurance (QA/QC). Reproducibility between G & T and ALS Chemex was found to be good. Zazu Metals is not responsible for any part of the sample preparation or analysis.

G & T prepared the Zazu Metals samples using its SMS21 Preparation Method. The major steps in this protocol are:

- Samples are received, identified and labelled.
- Samples are passed through a jaw crusher to reduce the core to >10 mesh.
- Samples are passed through a cone crusher until +99% of the sample is -10 mesh.
- Samples are riffled to cut a sample of about 500 g.
- This material is treated in a ring pulverizer so that all of the material is <100 microns.
- A pulp of 250 g is sent for analysis.

The material was then treated using the AMS08 protocol for analysis. Major steps include:

- Samples are dissolved using an aqua regia digestion.
- The samples are analyzed using induced coupled plasma (ICP) analysis.

Other QA/QC procedures employed by Zazu Metals included the use of blanks (unmineralized core from outside of the mineralized zone) and quartered duplicates. Zazu Metals was unable to obtain acceptable reference samples for the 2007 field season and reference samples were not included as part of the 2007 ongoing QA/QC program.

2008 ANALYSES

Samples from the 2008 summer drilling campaign were sent to the preparation facilities of ALS Chemex located in Fairbanks, Alaska. At Fairbanks, the samples were treated using Sample Preparation Package – PREP-31. This is a standard sample preparation protocol. The following steps were followed for the Zazu Metals samples:

- LOG-22 – Each sample is logged into the tracking system and a bar code is attached to the sample. Each sample is weighed and dried.
- CRU-31 – Each sample is finely crushed so that more than 70% of each sample is passing 2 mm.
- SPL-21 – Samples are split using a riffle splitter.
- PUL-31 – A 250 g sample is split out and pulverized so that greater than 85% of each sample is passing 75 microns.

The pulps were analyzed at ALS Chemex in Fairbanks or Elko, with overlimit samples transferred to an ALS Chemex facility located in North Vancouver, British Columbia. The ALS Chemex facility in North Vancouver has received ISO 17025 accreditation from the Standards Council of Canada under CAN-P-4E (ISO/IEC 17025:2005), the General Requirements for the Competence of Testing and Calibration Laboratories, and the PALCAN Handbook (CAN-P-1570).

The basic analyses for each sample, ME-OG62, included:

- ASY-4A01 – four acid digestion. A 0.4 g sample of the pulp is digested in 100 mL of nitric, perchloric, hydrofluoric, and hydrochloric acids for 180 minutes at 220°C and then evaporated to incipient dryness. Hydrochloric acid and de-ionized water are added for further digestion and the sample is heated. The sample is cooled to room temperature and transferred to a 100 mL volumetric flask.

- ICP-AES - The resulting solution is diluted to volume with de-ionized water, homogenized, and the solution is analyzed by inductively coupled plasma-atomic emission spectrometry (ICP-AES).

This protocol has an upper limit of 1,500 ppm Ag, 20% Pb, and 30% Zn and a lower limit of 1 ppm Ag, 0.01% Pb, and 0.01% Zn.

In cases where lead values exceeded the upper limits of the analytical procedure, volumetric titration with EDTA (Ethylene Diamine Tetraacetic Acid) was used. This methodology has an upper limit of 100% Pb. An examination of the assay datafile for the original Lik samples shows that two of the original lead samples assayed greater than 20% Pb and were re-assayed by volumetric titration. In cases where the zinc values exceeded the upper limits of the ICP-AES methodology, volumetric titration with EDTA and using Xylenol orange as an indicator was used. In both cases, a 0.4 g to 1.0 g prepared sample is digested using a four acid digestion.

In 2008, Zazu Metals dispatched the original 1,905 drill samples sent for analysis together with a further 83 blank samples, 81 reference samples, and 155 duplicate samples. An assessment of the QA/QC results indicates that:

- Blank values are typically low in both the 2007 and 2008 sampling, indicating the intersample contamination was not a significant problem in either laboratory in either year.
- Quartered duplicates appear to be giving acceptable reproducibility in both years. While there is some percentage variability in base metal assays for values below 1% metal, there is no significant variability at values near likely cut-off grades.
- As noted above, reference samples were only included in 2008. In all, nine different standards were included. The ALS Chemex analyses of the reference samples gave generally good reproducibility. Some cases of unacceptable results were followed up by Zazu Metals and resolved satisfactorily.

Scott Wilson RPA is of the opinion that the analytical work completed and planned will give a reliable indication of the grades of mineralization tested in the 2007 drilling.

14 DATA VERIFICATION

2007

As noted above, Zazu Metals maintained a satisfactory QA/QC program during its drilling campaigns of 2007 and 2008.

Scott Wilson RPA completed check sampling of diamond drill core from the 2007 as part of a verification process for samples from the drill campaign during a property visit in September 2007. Eight samples of quartered core were collected and the samples were returned to Toronto in the custody of the Scott Wilson RPA representative. Details of the samples collected are set out in Table 14-1.

TABLE 14-1 SCOTT WILSON RPA CHECK SAMPLES, 2007
Zazu Metals Corporation – Lik Deposit, Alaska

Hole ID	Sample ID	From (m)	To (m)	Length (m)
DDH 139	462151	26.52	28.04	1.52
DDH 143	462152	75.29	76.81	1.52
DDH 143	462153	81.39	82.91	1.52
DDH 143	462154	85.96	87.48	1.52
DDH 143	462155	90.53	92.05	1.52
DDH 143	462156	101.19	102.71	1.52
DDH 136	462157	99.67	100.89	1.22
DDH 136	462158	100.89	102.41	1.52

The check samples were dispatched to the SGS Canada laboratory in Toronto for analysis. The results of the analyses by SGS Canada and G & T are tabulated in Table 14-2.

TABLE 14-2 2007 CHECK SAMPLE COMPARISON
Zazu Metals Corporation – Lik Deposit, Alaska

Scott Wilson RPA Sample ID	SGS Results		G & T Sample Results	
	Zn%	Pb%	Zn%	Pb%
462151	0.05	0.07	0.92	0.76
462152	0.20	0.04	0.55	0.22
462153	7.98	10.00	21.5	14.2
462154	5.89	9.07	1.65	8.96
462155	9.13	1.06	10.7	1.68
462156	3.55	0.63	4.52	0.86
462157	1.09	0.60	1.02	0.51
462158	3.09	1.26	3.9	0.82

One of the samples shows significant variation between the SGS value and the G & T value. Further assaying will be required to determine whether there is a problem with these data.

Diamond drill collar positions and core storage buildings were inspected during the Scott Wilson RPA visit.

One of the objectives of the 2007 drilling was to twin several of the previous holes with the purpose of confirming the earlier work. Three of the holes completed were twin holes of earlier drilling. Of the holes drilled, DDH 137 twinned DDH 38, DDH 138 twinned DDH 76, and DDH 139 twinned DDH 15.

Results of these twin holes are shown in Table 14-3.

TABLE 14-3 RESULTS OF TWIN HOLES
Zazu Metals Corporation – Lik Deposit, Alaska

	Hole ID		Length (m)	Pb%	Zn%
	From (m)	To (m)			
DDH 137	4.88	16.92	12.04	3.38	7.72
	34.14	76.50	42.36	1.67	6.49
DDH 38	11.89	17.37	5.48	7.61	6.52
	45.90	87.75	41.85	1.72	7.42
DDH 138	7.01	32.61	25.60	2.44	8.20
DDH 76	10.36	33.99	23.63	1.48	9.49
DDH 139	29.56	46.02	16.46	2.13	8.95
DDH 15	31.09	48.16	17.07	2.69	10.44

Overall, these twinned holes appear to show reasonable correlation. The higher intersections in holes DDH 137 and DDH 38 are markedly different because of core loss in the upper part of hole DDH 38. The depth differences between DDH 137 and DDH 38 for the lower intersection may reflect hole deviation. When individual assays are examined, there is correlation between the higher grade areas in the various twinned holes.

It should be noted that diamond drilling and sampling has been carried out and supervised by different companies including WGM, GCO, Noranda, and Moneta.

2008

Further verification sampling was completed during the 2008 field visit. A further eight samples of quartered core were collected, with the samples coming from two different holes. The samples were selected to cover a number of different grades. The verification samples were dispatched to SGS Laboratories in Toronto. Samples for base metals were assayed using the ICP90Q protocol (sodium peroxide fusion with ICP-AES analysis), while silver was assayed using FAG323. The locations of the verification sampling are tabulated in Table 14-4 and the results are tabulated in Table 14-5.

TABLE 14-4 SCOTT WILSON RPA CHECK SAMPLES, 2008
Zazu Metals Corporation – Lik Deposit, Alaska

Hole ID	Sample ID	From (m)	To (m)	Length (m)
179	553393	74.07	75.59	1.52
179	553394	78.64	80.16	1.52
179	553395	80.16	81.69	1.53
179	553396	86.26	87.78	1.52
182	553397	64.47	64.92	0.45
182	553398	64.92	66.45	1.53
182	553399	86.72	87.78	1.06
182	553400	89.31	90.83	1.52

TABLE 14-5 2008 CHECK SAMPLE COMPARISON
Zazu Metals Corporation – Lik Deposit, Alaska

Scott Wilson RPA	SGS Results			ALS Sample Results		
Sample ID	Zn%	Pb%	Ag ppm	Zn%	Pb%	Ag ppm
553393	13.2	6.26	<3	11.3	4.82	3
553394	8.14	1.16	<3	7.11	1.02	2
553395	9.38	3.8	<3	8.69	2.96	<1
553396	9.49	0.93	60	10.5	0.62	46
553397	6.94	4.64	114	6.4	4.01	110
553398	7.3	3.1	60	7.14	2.26	103
553399	11.6	2.7	138	11.0	2.92	153
553400	25.3	9.1	400	23.6	8.37	427

The verification sampling completed by Scott Wilson RPA shows a slight bias for base metals (zinc is 7% higher overall, lead is 17% higher overall) in the SGS samples and a slight bias towards silver (9%) in the ALS samples.

Scott Wilson RPA recommends that Zazu Metals routinely send a number of pulps to an independent laboratory. This would serve as another check of the integrity of the database.

15 ADJACENT PROPERTIES

Teck holds the southern extension of the Lik deposit and refers to the extension area as the Su property and the mineralization as the Su deposit. Historically, Teck has not released mineral resource estimates for the Su deposit. The July 1998 issue of Engineering & Mining Journal (Volume 199, Issue 7, p. 22) discussed Teck's acquisition of a 50% interest in the Lik deposit from Echo Bay Mines Ltd. The article noted that the Su deposit contained 'a resource of 17 million tonnes grading 10% combined lead and zinc'. These historical mineral resources predate NI 43-101 and have not been reviewed by Scott Wilson RPA and may not be a reliable estimate of mineralization on the Su property.

Depending on the level of district exploration being carried out by Teck, the large Red Dog property may be considered an adjacent property. The Red Dog camp includes several different deposits, for which the published resources are in Table 15-1.

TABLE 15-1 RED DOG PROPERTY MINERAL RESOURCES AND MINERAL RESERVES

Deposit	Tonnes (million)	Zn%	Pb%	Ag g/t
Proven and Probable Reserves	61.4	17.1	4.5	n.a.
Indicated Mineral Resources	5.9	20.0	6.6	n.a.
Inferred Mineral Resources	3.1	11.0	4.0	n.a

Notes: These data were drawn from the 2008 Annual Information Form – Teck Cominco Limited (now Teck). The data are up-to-date at December 31, 2008.

Scott Wilson RPA has been unable to verify the above information, which is not necessarily indicative of the mineralization on the Lik property.

16 MINERAL PROCESSING AND METALLURGICAL TESTING

HISTORICAL WORK

Initial metallurgical sampling on Lik material was carried out by Colorado School of Mines (CSM) and Dawson Metallurgical Laboratories (Dawson) in the period 1978 to 1980. The results of the work at CSM are considered to be unreliable because of oil contamination of the samples during core cutting. A lack of progress on the testing at Dawson resulted in the termination of the test work because there was a recognition that the sample had oxidized to a point where it was not useable for testing.

Subsequently, GCO arranged for new drilling and enhanced core handling to obtain better quality metallurgical samples. The selection methodology for these samples is unclear, and it is uncertain whether the results are representative for the deposit. The test work was completed by Mr. H. Hartjens, Metallurgical Consultant of Sun City, Arizona. Grinding tests showed the results set out in Table 16-1. Test charges of 1,000 g were ground at 62% solids in a mill charged with 9.15 kg rods for periods from 26 to 45 minutes.

TABLE 16-1 GRINDING TEST RESULTS
Zazu Metals Corporation - Lik Deposit, Alaska

	Grinding Time				
	26	30	35	40	45
% Wt +200 mesh	16.8	7.8	2.1	0.6	-
% Wt +350 mesh	22.7	22.0	15.7	9.4	4.9

Three composite samples were tested, with analyses as listed in Table 16-2.

TABLE 16-2 ASSAYS OF HEAD SAMPLES
Zazu Metals Corporation - Lik Deposit, Alaska

Sample No.	g/t Ag	Pb%	Zn%	Fe%	S%
Composite 2A	247	8.3	22.7	14	27.2
Composite 6A	58	1.8	8.4	16	18.8
Composite 7A	51	1.1	5.3	15	16.5

Ground pulps were placed in a 2.6 L Agitair laboratory flotation machine and conditioned and floated at 1,100 revolutions per minute (RPM).

Based on the work completed, Hartjens (1981) concluded that the following results could be achieved in plant operation:

Composite 6A	Pb Conc.	+70% Pb, 80-82% recovery
	Zn Conc.	52% Zn, 78-79% recovery
Composite 2A-6A	Pb Conc.	+70% Pb, 87% recovery
	Zn Conc.	55% Zn, 88% recovery
Composite 7A	Pb Conc.	+70% Pb, 75% recovery
	Zn Conc.	52% Zn, 87% recovery

This work indicated that about 83% of the zinc could be recovered in a zinc concentrate assaying 52% Zn and about 80% of the lead could be recovered in a concentrate assaying about 70% Pb. Some payable silver is contained in the lead concentrate, although silver recovery was low. Hartjens (1981) considered that silver may be reporting with pyrite in the tails. Further testing was recommended.

Moneta commenced further metallurgical testing in 1990. The work completed was preliminary in nature and the results generated were not complete.

2007-2008 WORK

One of the objectives of the 2007 drilling campaign was to collect sufficient sample material to complete metallurgical testing. The testing was completed by G & T under the supervision of Mr. Kevin Scott, P.Eng., Scott Wilson RPA Principal Metallurgist.

In May 2008, G & T completed preliminary metallurgical test work on a single composite of drill core sections from the Lik deposit. Approximately 2,000 kg of individual samples from eight drill holes were provided by Zazu Metals for use in this study, with a 318 kg master composite constructed for use in testing. The composite sample chemical and mineralogical composition is shown in Table 16-3 below.

TABLE 16-3 COMPOSITE SAMPLE COMPOSITION
Zazu Metals Corporation – Lik Deposit

Element or Mineral	Units	Value
Element		
Copper	%	0.007
Lead	%	2.30
Zinc	%	7.95
Iron	%	20.0
Silver	g/t	35
Mineral		
Copper Sulphides	%	0.01
Galena	%	3.21
Sphalerite	%	12.5
Pyrite	%	41.9
Gangue	%	42.4

The master composite sample was selected to provide a reasonable cross sectional representation of the deposit and target a mill head grade based on preliminary expectations of an eventual mineral resource grade. Scott Wilson RPA believes this sample is reasonably representative of the expected production grades.

MINERALOGY

Mineralogical work identified pyrite as the dominant sulphide mineral. From a flotation perspective, the mass ratio of galena to sphalerite is relatively favourable at about 1:4. A small percentage of the lead is suspected of being in non-sulphide forms and relatively non-separable by typical flotation schemes.

At a typical primary grind of 80% passing 76 µm, the liberation level of galena was reasonably good at 62%, while the liberation of sphalerite was not high at 39%. The majority of the unliberated galena (20%) was locked in complex multiphase particles with other sulphides and gangue, while 10% was interlocked with sphalerite. Most of the unliberated sphalerite was found to be interlocked binaries with gangue (32%), while an additional 23% was locked in complex multiphase particles.

GRINDABILITY

The Bond ball mill work index for the composite was determined to be 16.6 kWh/t and thus the ore is considered to be moderately hard. This work index is comparable to the grindability recorded for similar lead-zinc deposits by G & T.

FLOTATION TESTING

Flotation tests were carried out in three stages, with batch rougher tests used to optimize primary grind and initial reagent dosages, followed by open circuit batch cleaner tests to investigate the effects of regrinding and cleaner circuit reagent schemes, and finally a pair of locked cycle tests to simulate continuous flotation circuit operations.

A total of twelve rougher tests and eight cleaner tests were conducted using a standard lead-zinc sequential flow sheet. The results of the batch rougher and cleaner test work indicated that the best performance was when grinding the feed to a P_{80} of 44 µm. On average, lead was recovered at 70% into a concentrate grading 65% lead, and zinc was recovered at 70% into a zinc concentrate grading 55% zinc. A relatively fine regrind size of about 12 µm P_{80} was found to be necessary to produce good grade concentrates. A simple pyrite and sphalerite depressant scheme using cyanide and zinc sulphate was used in the lead circuit. Aero 633, a high molecular weight depressant, was added in the lead rougher and cleaner to control organic carbon.

Two replicate locked cycle tests were performed. The first test performed better and its results are expected to reasonably represent the metallurgical performance for ore characteristic of this master composite. The results of this test are shown below in Table 16-4. In Scott Wilson RPA's opinion, these results are considered good and the ore compares favourably with commercial results obtained with operations successfully processing similar stratiform Pb-Zn ores.

TABLE 16-4 METALLURGICAL PROJECTION
Zazu Metals Corporation – Lik Deposit

	Mass	Grade (%, g/t)			Recovery (%)		
	%	Pb	Zn	Ag	Pb	Zn	Ag
Calculated Feed	100.0	2.36	8.47	34	100.0	100.0	100.0
Lead concentrate	2.4	70.3	4.17	68	70.3	1.2	4.8
Zinc concentrate	14.1	1.57	52.2	64	9.4	86.9	26.9
Zn 1st Cleaner Tailings	15.9	0.75	2.34	21	5.1	4.4	9.9
Final Rougher Tailings	67.6	0.53	0.95	29	15.2	7.5	58.4

Detailed modal analyses were performed on the products from the locked cycle test and indicate the following trends:

- Contaminants in lead concentrate, in order of relative abundance, were non-sulphide gangue, sphalerite and pyrite, with two-thirds unliberated.
- The primary contaminant in zinc concentrate was non-sulphide gangue accounting for 15% of the concentrate mass, with about two-thirds interlocked with sphalerite.
- Galena losses to the tailings streams totalled 19%, with about half lost as liberated grains.
- Sphalerite losses to the tailing streams totalled 12% and practically all occurred as unliberated particles locked with pyrite or non-sulphide gangue.

CONCENTRATE ANALYSIS

The lead and zinc concentrates from the locked cycle test were submitted for detailed chemical analyses. The lead concentrate is considered clean and relatively free of deleterious elements that may attract a smelter penalty. The zinc concentrate, on the other hand, contains several elements that could reduce the marketability of the concentrate. The silica content at 10.1% is above the typically accepted maximum of 5%. The mercury and fluorine levels in the zinc concentrate, at 118 ppm and 242 ppm respectively, are considered relatively high and may need to be further investigated.

Regrinding of the zinc concentrate to <10 µm P_{80}, to improve the zinc concentrate grade, is considered a reasonable means to reject silica gangue without compromising zinc recovery and is something practiced by operators mining similar Pb-Zn deposits, such as Century Zinc in Australia. Scott Wilson RPA recommends pursuing this in further optimization test work as well as marketing investigations to determine to what degree the contaminants might affect the saleability of concentrate. Further flotation work may result in higher lead recovery with slight decreases in concentrate grades and should also be investigated in order to maximize project economics.

CONCLUSIONS AND RECOMMENDATIONS

In Scott Wilson RPA's opinion, this test program is sufficient for completing a Preliminary Assessment, scoping-level, study. We recommend that additional work be completed to optimize the metallurgical performance and increase the level of confidence in the projected metallurgical performance, particularly fine tuning of grinding and regrinding parameters in order to reduce silica levels in zinc concentrate and possibly increase lead recovery. Other suggested areas for future testing could include:

- Grade and ore type variability testing;
- Further grindability test work including Bond Rod Mill Work Index, Abrasion Work Index, SAG Power Index and JK testing;
- Option to pre-float and remove naturally hydrophobic carbonaceous material ahead of lead flotation as suggested by G & T;
- Thickening and filtration testing;
- Environmental testing.

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

GENERAL STATEMENT

Scott Wilson RPA has estimated the Mineral Resources of the Lik deposits by constructing a block model of the mineralized zones. Table 17-1 summarizes the Mineral Resources of the Lik deposit based on information available up to February 28, 2009. There are no Mineral Reserves on the Lik property at this time.

TABLE 17-1 MINERAL RESOURCE ESTIMATE – FEBRUARY 28, 2009
Zazu Metals Corporation – Lik Deposit, Alaska

Location	Cut-off % Pb+Zn	Indicated Resources				Inferred Resources			
		Short Tons x 10^6	Zn%	Pb%	Ag oz/ton	Short Tons x 10^6	Zn%	Pb%	Ag oz/ton
Lik South	5%	20.66	8.08	2.62	1.54	1.36	6.80	2.12	1.02
Lik North	7%					5.71	9.65	3.25	1.48
Total		**20.66**	**8.08**	**2.62**	**1.54**	**7.07**	**9.10**	**3.03**	**1.39**

Notes:
1. CIM definitions were followed for Mineral Resources.
2. Mineral Resources are estimated at a cut-off gade of 5% Pb+Zn within a wireframe shell at 3% Pb+Zn for the Lik South deposit. Mineral Resourcesfor Lik North are estimated at a cut-off grade of 7% Pb+Zn within a wireframe shell of 7% Pb+Zn.
3. Mineral Resources are estimated using an average long-term zinc price of US$0.85/lb and an average long-term lead price of US$0.65/lb.
4. The Mineral Resource estimate was prepared using Gemcom software. A block model was developed and grades interpolated using ordinary kriging.
5. A density value of 0.109 tons/ft^3 was used.

DATABASE

The database for the current resource estimate consists of 204 diamond drill holes totalling 34,460.05 m. Details of the recent drilling campaigns are set out above in Item 11, Drilling, while older diamond drilling programs are discussed under Item 6, History.

Zazu Metals supplied data to Scott Wilson RPA in Excel spreadsheets that included collar, survey, and assay files. Validation revealed no errors in the database.

The primary sources of density information on the Lik deposit are the 1985 Scherkenbach et al. report and the 2008 G & T report. Scherkenbach et al. (1985) included 62 density determinations from three diamond drill holes. All of these samples were analyzed for zinc, lead, silver, barium, copper, and mercury. Scherkenbach et al. (1985) relied on density values for samples with Zn+Pb greater than 5%. Some 35 density values for samples for which Pb+Zn were greater than 3% were available. The 2008 G & T metallurgical report included some 300 density determinations. Of these, 144 were for samples for which Pb+Zn were greater than 3%. The average of these values was close to 3.5 g/cc (0.109 tons/ft^3) and this value was used throughout the Scott Wilson RPA estimate. Density is affected by the amounts of pyrite and silica in each sample. Iron values are available for the G & T work but not for the earlier work. The correlation between zinc and iron values is poor.

GEOLOGICAL INTERPRETATION AND 3D SOLIDS

All of the drilling by Zazu Metals in 2007 and 2008 targeted the Lik South deposit. Scott Wilson RPA digitally plotted the drill holes for the Lik deposits on drill sections at 200 ft. (61 m) intervals corresponding to the spacing of most of the drill sections in the field. Both grid east-west and grid north-south sections were plotted. Zazu Metals provided an interpretation of the deposit based on previous work completed on the deposit. Scott Wilson RPA reviewed the previous interpretation and made adjustments for the new drilling completed in the summers of 2007 and 2008. The results of the 2007 and 2008 drilling have changed the interpretations of various lenses in parts of the Lik deposit.

Base metal mineralization at Lik appears to occur in a number of lenses. The bulk of the Lik South mineralization is interpreted as being in two lenses, with the A Lens being the larger, while the bulk of the Lik North mineralization is interpreted as occurring in a single lens, the N Lens.

Previous interpretations of the Lik South deposit involved a number of north-south faults that divided the mineralization into several fault blocks. The drilling in 2008 appears to demonstrate that most of these faults are either less significant or non-existent.

In previous interpretations, the Lik South deposit has been separated from the Lik North deposit by an east-west fault, the Main Break Fault. The 2008 drilling appears to demonstrate that this fault is less significant that previously interpreted. The A Lens and the N Lens may be continuous, although there is a change in plunge or dip of the mineralization at about the interpreted position of the Main Break Fault. This change in attitude is more akin to a sharp flexure or hinge rather than a fault. It is noted that the massive sulphides provide more continuity than the wall rocks, for which the geology is complex and it is difficult to interpret much continuity.

While the bulk of the sulphide is interpreted as being part of the A Lens in Lik South and the N lens in Lik North, there are a number of other sulphide lenses. These are interpreted as lying both above and below the major lenses. The lenses above the A Lens in Lik South are important as they would have to be mined in an open pit to access the larger A Lens. Higher costs would apply to the mining of smaller lenses located below the A Lens.

A wireframe model was developed from the interpretations prepared on sections and is shown in Figure 17-1. The wireframe model for Lik South was constructed at a minimum grade of 3% Pb+Zn, while the wireframe model for Lik North was constructed at a minimum grade of 7% Pb+Zn. The wireframed mineralized domains were used to constrain interpolation of grades using drill hole assay composites within the wireframes.


Zone N
Zone R
Zone S
Zone A
Zone B
Zone L
Legend:
Drill Hole
2008 Drill Hole
Figure 17-1
Zazu Metals Corporation
Lik Property
Northern Alaska, U.S.A.
Wireframe Model of the Lik Deposit
May 2009

CUT-OFF GRADE

As noted above, the Lik deposit divides into two parts: the Lik South deposit, which is considered amenable to open pit mining, and the deeper Lik North deposit, which is likely to require underground mining.

A cut-off grade of 5% Pb+Zn is used for the Lik South deposit. This value is based on an assessment of long-term lead and zinc prices, on operating costs for the Red Dog mine, and on other data. The average long term metal prices selected were US$0.85/lb zinc and US$0.65/lb lead. A long term exchange rate of 1.18 between the Canadian dollar and the US dollar was also selected.

The Red Dog mine is an open pit base metal mine in the same geographic area as the Lik deposit and the operating costs at Red Dog are considered to be a preliminary benchmark for a potential open pit operation at Lik. For the deeper Lik North deposit, a cut-off grade of 7% Pb+Zn was assumed since costs for underground mining in northern Alaska are difficult to determine at this time.

COMPOSITING AND STATISTICS

The Lik assay database was checked for high values. While there are a few assays of both lead and zinc that are considered to be outlier values, there were too few high values to materially affect the average grade. For this reason, no cutting of high values was carried out.

Basic statistics for drill hole assays for the Lik South and Lik North deposits are listed in Tables 17-2 and 17-3, respectively. Only assays within the mineralized wireframes are considered.

TABLE 17-2 STATISTICS OF DRILL HOLE ASSAYS – LIK SOUTH
Zazu Metals Corporation - Lik Deposit, Alaska

Statistic	Length (m)	Pb%	Zn%	Ag oz/ton
N	2,146	2,146	2,146	2,105
Mean	1.26	2.56	8.04	1.45
Median	1.28	1.41	6.30	0.63
Max. Value	4.57	35.39	42.80	42.15
Standard Deviation	0.51	3.16	6.93	2.53
Coefficient of Variance	0.12	1.23	0.86	1.75

TABLE 17-3 STATISTICS OF DRILL HOLE ASSAYS – LIK NORTH
Zazu Metals Corporation - Lik Deposit, Alaska

Statistic	Length (m)	Pb%	Zn%	Ag oz/ton
N	276	276	276	276
Mean	1.10	3.25	9.62	1.46
Median	1.07	2.20	9.00	0.90
Max. Value	3.35	36.45	39.15	12.27
Standard Deviation	0.51	3.83	6.27	1.58
Coefficient of Variance	0.14	1.18	0.65	1.09

Scott Wilson RPA composited assays into 10 ft. (3.1 m) intervals down hole, for intervals inside the mineralized wireframes. Basic statistics for the composited data are shown in Tables 17-4 and 17-5.

TABLE 17-4 STATISTICS OF DRILL HOLE COMPOSITE ASSAYS – LIK SOUTH
Zazu Metals Corporation - Lik Deposit, Alaska

Statistic	Length (m)	Pb%	Zn%	Ag oz/ton
N	1,002	1,002	1,002	1,002
Mean	2.73	2.59	7.84	1.44
Median	3.05	1.77	6.77	0.71
Max. Value	3.05	23.88	35.64	28.54
Standard Deviation	2.47	2.57	5.45	2.24
Coefficient of Variance	0.28	0.99	0.69	1.55

TABLE 17-5 STATISTICS OF DRILL HOLE COMPOSITE ASSAYS – LIK NORTH
Zazu Metals Corporation - Lik Deposit, Alaska

Statistic	Length (m)	Pb%	Zn%	Ag oz/ton
N	129	129	129	129
Mean	2.55	2.91	8.27	1.23
Median	3.05	2.44	8.37	0.75
Max. Value	3.05	13.59	21.93	8.79
Standard Deviation	0.94	2.57	4.97	1.38
Coefficient of Variance	0.11	0.89	0.60	1.13

Composites less than 3 ft. (0.91 m) were excluded from the variography. Statistics for the composited data with the small composites removed are shown in Tables 17-6 and 17-7. The similarity of the data set out in Table 17-4 to those in Table 17-6, and in Table 17-5 to those in Table 17-7 indicates that the elimination of the small composites did not affect the overall integrity of the composited database.

TABLE 17-6 STATISTICS OF LIK SOUTH DRILL HOLE COMPOSITE ASSAYS WITH COMPOSITES LESS THAN 3 FEET REMOVED
Zazu Metals Corporation - Lik Deposit, Alaska

Statistic	Length	Pb%	Zn%	Ag oz/ton
N	942	942	942	942
Mean	2.88	2.56	7.83	1.46
Median	3.05	1.77	6.77	0.79
Max. Value	3.05	23.88	35.64	28.54
Standard Deviation	0.48	2.54	5.41	2.28
Coefficient of Variance	0.05	0.99	0.69	1.56

TABLE 17-7 STATISTICS OF LIK NORTH DRILL HOLE COMPOSITE ASSAYS WITH COMPOSITES LESS THAN 3 FEET REMOVED
Zazu Metals Corporation - Lik Deposit, Alaska

Statistic	Length	Pb%	Zn%	Ag oz/ton
N	117	117	117	117
Mean	2.78	2.89	8.32	1.24
Median	3.05	2.45	8.59	0.81
Max. Value	3.05	13.59	21.93	8.79
Standard Deviation	0.63	2.54	4.87	1.39
Coefficient of Variance	0.07	0.88	0.59	1.12

VARIOGRAPHY AND KRIGING PARAMETERS

Scott Wilson RPA produced variograms using the 10 ft. composites within the mineralized domains. Variograms were reasonably well developed for the South Lik deposit but not well developed for Lik North. Downhole variograms were used to determine the nugget effect, which is 28% of the sill for zinc, 38% for lead, and 10% for silver. Directional variograms within the plane of the Lik South mineralized zones gave different ranges of influence for along strike, down dip, and perpendicular to dip directions, as shown in Table 17-8.

TABLE 17-8 VARIOGRAM RANGES
Zazu Metals Corporation - Lik South Deposit, Alaska

Metal		Ranges (ft.)	
	Along Strike	Down Dip	Across Dip
Zn	40	100	40
Pb	64	100	54
Ag	67	90	40

The parameters for the Lik South variograms were used for block grade interpolation in both Lik South and Lik North mineralized domains.

BLOCK MODEL AND GRADE INTERPOLATION

A block model was developed with blocks 50 ft. x 50 ft. x 10 ft. high. Grade interpolation for both the Lik South and Lik North deposits was by ordinary kriging using the variogram parameters described in the previous section. Interpolation was completed as a two-pass process. The first pass used search parameters of 200 ft. x 200 ft. x 25 ft. Blocks required a minimum of two composites and a maximum of twelve composites. A second pass with a search of 600 ft. x 600 ft. x 50 ft. and minimum and maximum composite limits of one and twelve composites, respectively, was used to interpolate any blocks not interpolated in the first pass. Figures 17-2 to 17-4 are three sections that illustrate the block model.


Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Vertical Section 10600N
DDH Composite & Block Model Zn Grades
May 2009
1000 Elev
800 Elev
600 Elev
400 Elev
200 Elev
0 Elev
2000
2200
2400
2600
2800
3000
3200
3400
3600
LIK062
LIK036
192
LIK042
194
LIK039
195
LIK053
153
LIK055
LIK060
LIK075
Fault
0
100
200
300
400
Feet
Zn %
1.00 3.00
3.00 5.00
5.00 10.00
10.00 100.00
Figure 17-2


2000
2200
2400
2600
2800
3000
3200
3400
3600
1000 Elev
800 Elev
600 Elev
400 Elev
200 Elev
0 Elev
LIK131
LIK038
DDH-137
LIK068
LIK107
174
160
162
157
Zn %
1.00
3.00
5.00
10.00
3.00
5.00
10.00
100.00
0
100
200
300
400
Feet
Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Vertical Section 12000N
DDH Composite & Block Model Zn Grades
May 2009

Figure 17-3



2600
2800
3000
3200
3400
3600
3800
4000
4200
1200 Elev
1000 Elev
800 Elev
600 Elev
400 Elev
200 Elev
LIK026
LIK001
LIK108
LIK109
LIK110
Figure 17-4
Zazu Metals Corporation
Lik Project
Northern Alaska, U.S.A.
Vertical Section 14000N
DDH Composite & Block Model Zn Grades
Zn %
1.00 3.00
3.00 5.00
5.00 10.00
10.00 100.00
0
100
200
300
400
Feet
May 2009

CLASSIFICATION OF MINERAL RESOURCES

A significant amount of diamond drilling has been completed on the Lik deposit. Drilling has been carried out on 200 ft. sections in the Lik South area, with holes mainly spaced at 100 ft. along section lines. The major part of the Lik South deposit is comparatively well tested and is considered to be an Indicated Mineral Resource. The portions outside this central area in the Lik South deposit, where drill holes are more widely spaced or where lenses are tested by only a few holes, are classified as Inferred Mineral Resource. Drill holes at Lik North are more widely spaced in general than at Lik South, and Lik North is therefore classified as Inferred Mineral Resource.

Figure 17-5 shows the locations of the mineral resource classification blocks.


Legend:
Indicated Resource
Inferred Resource
Drill Hole
2008 Drill Hole
Figure 17-5
Zazu Metals Corporation
Lik Property
Northern Alaska, U.S.A.
Location of the Mineral Resource Classification Blocks
May 2009

BLOCK MODEL VALIDATION

Scott Wilson RPA validated the ordinary kriging block model as follows:

- Visual inspection and comparison of block grades with drill hole composite and assay grades.
- Statistical comparison of the statistics for blocks and composite values.
- Check of ordinary kriging block model results by inverse distance squared (ID^2).

A comparison of the ordinary kriging and ID^2 results is shown in Table 17-9. The results from the two different methods are very close, at least in part due to the fact that the Lik drill holes to date are not clustered.

TABLE 17-9 GRADE COMPARISON, ID^2 VS. ORDINARY KRIGING
Zazu Metals Corporation - Lik Deposit, Alaska

Resource Classification	ID^2				Ordinary Kriging			
	Short Tons x 10^6	Zn%	Pb%	Ag oz/ton	Short Tons x 10^6	Zn%	Pb%	Ag oz/ton
Indicated	20.27	8.20	2.65	1.55	20.66	8.08	2.62	1.54
Inferred	6.90	9.25	3.09	1.47	7.07	9.10	3.03	1.39

Scott Wilson RPA ran a number of Whittle open pit scenarios using a range of mining, processing, cost and metal price assumptions to verify that the block model meets the mineral resource criteria of "reasonable prospects for economic extraction". Although the assumptions are not well constrained at this time, most of the resource in the Lik South area appears to have reasonable potential for open pit mining.

In the opinion of Scott Wilson RPA, the ordinary kriging block model provides a reasonable estimate of the Lik Mineral Resources at this stage.

MINERAL RESOURCES

The Mineral Resource Estimate for the Lik deposit is set out in Table 17-10, based on data available up to February 28, 2009.

TABLE 17-10 MINERAL RESOURCE ESTIMATE – FEBRUARY 28, 2009
Zazu Metals Corporation – Lik Deposit, Alaska

Location	Cut-off % Pb+Zn	Indicated Resources				Inferred Resources			
		Short Tons x 10^6	Zn%	Pb%	Ag oz/ton	Short Tons x 10^6	Zn%	Pb%	Ag oz/ton
Lik South	5%	20.66	8.08	2.62	1.54	1.36	6.80	2.12	1.02
Lik North	7%					5.71	9.65	3.25	1.48
TOTAL		**20.66**	**8.08**	**2.62**	**1.54**	**7.07**	**9.10**	**3.03**	**1.39**

Notes:
1. CIM definitions were followed for Mineral Resources.
2. Mineral Resources are estimated at a cut-off gade of 5% Pb+Zn within a wireframe shell at 3% Pb+Zn for the Lik South deposit. Mineral Resourcesfor Lik North are estimated at a cut-off grade of 7% Pb+Zn within a wireframe shell of 7% Pb+Zn.
3. Mineral Resources are estimated using an average long-term zinc price of US$0.85/lb and an average long-term lead price of US$0.65/lb.
4. The Mineral Resource estimate was prepared using Gemcom software. A block model was developed and grades interpolated using ordinary kriging.
5. A density value of 0.109 tons/ft^3 was used.

Table 17-11 shows the sensitivity of the Lik South Mineral Resources to variations in cut-off grade. The wireframe model for the Lik South deposit was constructed with a 3% Pb+Zn minimum grade. Scott Wilson RPA considers that the 3% Pb+Zn grade is close to a natural cut-off grade for the Lik deposits.

TABLE 17-11 SENSITIVITY OF THE LIK SOUTH MINERAL RESOURCE ESTIMATE TO VARIATION IN CUT-OFF GRADE
Zazu Metals Corporation – Lik Deposit, Alaska

Cut-off % Pb+Zn	Indicated Mineral Resources				Inferred Mineral Resources			
	Short Tons x 10^6	Zn%	Pb%	Ag oz/ton	Short Tons x 10^6	Zn%	Pb%	Ag oz/ton
3%	21.13	7.98	2.58	1.53	1.39	6.73	2.09	1.02
5%	20.66	8.08	2.62	1.54	1.36	6.80	2.12	1.02
7%	18.89	8.37	2.75	1.59	1.12	7.18	2.28	1.06

Table 17-12 shows the sensitivity of the Lik North Mineral Resources to variations in the cut-off grade. The Lik North deposit wireframe model was developed using a minimum grade of 7% Pb+Zn.

TABLE 17-12 SENSITIVITY OF THE LIK NORTH MINERAL RESOURCE ESTIMATE TO VARIATION IN CUT-OFF GRADE
Zazu Metals Corporation – Lik Deposit, Alaska

Cut-off % Pb+Zn	Inferred Mineral Resources			
	Short Tons x 10^6	Zn%	Pb%	Ag oz/ton
7%	5.71	9.65	3.25	1.48
8%	5.48	9.81	3.30	1.49
9%	5.23	9.96	3.36	1.53

In Scott Wilson RPA's opinion, Tables 17-11 and 17-12 demonstrate that both Lik South and Lik North are not particularly sensitive to changes in the cut-off grades in the ranges shown.

MINERAL RESERVES

There are no Mineral Reserves on the Lik property at this time.

18 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

19 INTERPRETATION AND CONCLUSIONS

The Lik deposit is a sediment-hosted zinc-lead-silver deposit located in northern Alaska, close to the operating Red Dog base metal deposit of Teck. The deposit comprises two parts: the Lik South deposit which is considered amenable to open pit mining and the Lik North deposit that is potentially mineable by underground methods. Scott Wilson RPA has prepared a current Mineral Resource estimate for the Lik South deposit by developing a block model and interpolating grades using ordinary kriging Table 19-1).

TABLE 19-1 MINERAL RESOURCE ESTIMATE – FEBRUARY 28, 2009
Zazu Metals Corporation – Lik Deposit, Alaska

Location	Cut-off % Pb+Zn	Indicated Resources				Inferred Resources			
		Short Tons x 10^6	Zn%	Pb%	Ag oz/ton	Short Tons x 10^6	Zn%	Pb%	Ag oz/ton
Lik South	5%	20.66	8.08	2.62	1.54	1.36	6.80	2.12	1.02
Lik North	7%					5.71	9.65	3.25	1.48
Total		**20.66**	**8.08**	**2.62**	**1.54**	**7.07**	**9.10**	**3.03**	**1.39**

Notes:

1. CIM definitions were followed for Mineral Resources.
2. Mineral Resources are estimated at a cut-off gade of 5% Pb+Zn within a wireframe shell at 3% Pb+Zn for the Lik South deposit. Mineral Resourcesfor Lik North are estimated at a cut-off grade of 7% Pb+Zn within a wireframe shell of 7% Pb+Zn.
3. Mineral Resources are estimated using an average long-term zinc price of US$0.85/lb and an average long-term lead price of US$0.65/lb.
4. The Mineral Resource estimate was prepared using Gemcom software. A block model was developed and grades interpolated using ordinary kriging.
5. A density value of 0.109 tons/ft^3 was used.

20 RECOMMENDATIONS

Scott Wilson RPA recommends further programs of work regarding the Lik deposits. Zazu Metals has already contracted Scott Wilson RPA to complete a scoping study for the Lik deposits. This work will be undertaken during 2009.

Scott Wilson RPA considers that further diamond drilling is necessary to improve the existing interpretation and to extend the present known limits of the Lik South deposit. Currently, Scott Wilson RPA recommends 2,500 m of drilling in 25 holes.

The Lik North deposit is potentially mineable by underground methods. The deposit is partially tested at present and remains open in a number of directions. The presently defined northern end of the Lik North deposit lies at a depth of between 50 m and 300 m. Further drill testing is required to confirm the existing interpretations and to attempt to extend the existing deposit. A program of drilling that includes 5,000 m of drilling in 18 holes is recommended as an initial step.

One of the lessons of the exploration work of Teck in the adjacent areas is that the Lik deposits form part of a mineralized district. There is potential for other deposits outside the existing Lik deposits. The geophysical survey completed during 2008 appears to have refined the understanding of the northern extensions of the Lik stratigraphy and opens up possibilities for further exploration. An initial detailed mapping program north from Lik North is recommended. The potential for further geophysical studies, possibly gravity should be examined. Teck has been able to locate deposits using gravity surveys. There have been advances in the instrumentation and interpretation of gravity since the Lik deposit was discovered.

As discussed in this report, the interpretation of the Lik South deposit is not simple due to structural complications. Scott Wilson RPA recommends that re-logging of older diamond drilling be completed, both to put the remainder of the drilling database on the same standard as the 2007 and 2008 drilling, and to obtain more geological data to improve the existing interpretation.

The scoping study and diamond drilling of the Lik South deposit are considered to be the highest priority items. Diamond drilling of the Lik North deposit is a lower priority and can proceed when the opportunity is available. The testing of the Lik South and Lik North deposits are independent of each other at this time and may proceed at different times.

The costs of the recommended programs are detailed in Table 20-1.

TABLE 20-1 COSTS FOR RECOMMENDED PROGRAMS
Zazu Metals Corporation - Lik Deposit, Alaska

Item	C$
1. Costs (includes Project manager, Camp Manager, labourers, cook and four drillers)	543,000
2. Commissary	114,000
3. Travel Costs	17,000
4. Tools and supplies	24,000
5. Fuel	355,000
6. Freight and Haulage	137,000
7. Diamond drilling – Lik South - 2,500 m.	501,000
8. Diamond drilling – Lik North – 5,000 m	1,003,000
9. Helicopter	425,000
8. Assays	74,000
9. Environmental studies	1,327,000
10. Legal (Claim maintenance fee)	50,000
13. Scoping Study	155,000
Subtotal	4,725,000
Contingency (10%)	473,000
Total Recommended Program	**5,198,000**

There are a number of tasks listed in Table 20-1. Essentially, none of these tasks are contingent on each other, although there would be some cost advantages in running most of the tasks concurrently.

21 REFERENCES

Ayuso, R.A., et al., 2004, Origin of the Red Dog Zn-Pb-Ag deposits, Brooks Range, Alaska: Evidence from Regional Pb and Sr Isotope Sources. Econ. Geol. Vol. 99, pp. 1533-1553.

Boniwell, J.B., 1979, The Geophysical Approach in the Delong Mountains Project, Alaska; Past Surveys and Future Possibilities. Report by Excalibur International Consultants Ltd. for General Crude Oil Corp.

Cooper, W.G., 1986, Report on 1985 Geophysical Surveys over the Lik Deposit and Review of 1978-1984 Geophysical Data, Delong Mountains Project, Alaska. Report for Noranda Exploration Inc.

Cox, D.P. and Singer, D.A., 1992, Mineral Deposit Models. U.S. Geological Survey Bulletin 1693.

Dumoulin, J.A., et al., 2004, Depositional Setting, Correlation and Age of Carboniferous Rocks in the Western Brooks Range, Alaska. Econ. Geol. Vol. 99, pp. 1355-1384.

Frederickson, R.S, et al, 1979, Annual Progress Report, 1978, Wulik River Deposit (Lik Property, War-4 Project, Volume 1. Report by WGM Inc.

G & T Metallurgical Services Ltd., 2008, Preliminary Metallurgical Assessment of the Lik Deposit, Kotzebue, Alaska, USA. Report for Zazu Metals Corporation.

Gow, N.N., 2007, Technical Report on the Lik Deposit, Northern Alaska, U.S.A. Report for Zazu Metals Corporation.

Hartjens, H., 1981, Laboratory Differential Flotation Studies on Drill Core Composites from the Lik Pb-Zn-Ag Ore Deposit of the G.C.O. Minerals Company. Report for G.C.O. Minerals Company.

Kennedy, D.S., Johnson, C. and Hicks, R., 1979, Delong Mountains Project, 1979, Annual Progress Report, Volume 1. Report for GCO Minerals Company.

Kennedy, D.S. and Hicks, R.W., 1984, Delong Mountains Project, 1983, Annual Progress Report, Volume 1. Report for GCO Minerals Company.

Leach, D.L., et al, 2004, Nature of Hydrothermal Fluids at the Shale-Hosted Red Dog Zn-Pb-Ag Deposits, Brooks Range, Alaska. Econ. Geol. Vol. 99, pp. 1449-1480.

MacInnes, S., 2008, 2008 CSAMT/NSAMT Geophysical Survey, Lik Deposit, DeLong Mountains, Alaska. Report for Zazu Metals Corporation by Zonge Engineering & Research Organization, Inc., Tuscon, AZ.

Moore, D.W., et al., 1986, Geologic Setting and Genesis of the red Dog Zinc-Lead-silver Deposit, Western Brooks Range, Alaska. Econ. Geol. Vol. 99, pp. 1696-1727.

Perkins, J.J. and Lyle, G., 2007, Updated Title Report – LIK Property, Our File No. 6078.1. Report by Guess & Rudd Law Offices, Anchorage, AK.

Scherkenbach, D.A., Hahn, G.A. and Lown, D.J., 1985, Lik-Delong Mountains Project, 1985 Annual Progress Report. Report for Noranda Exploration, Inc.

Slack, J., et al, 2004, Paleozoic Sedimentary Rocks in the Red Dog Zn-Pb-Ag District and Vicinity, Western Brooks Range, Alaska: Provenance, Deposition, and Metallogenic Significance. Econ. Geol. Vol. 99, pp. 1385-1414.

Young, L., 2004, A Geologic Framework for Mineralization in the Western Brooks Range, Alaska. Econ. Geol. Vol. 99, pp. 1281-1306.

22 SIGNATURE PAGE

This report titled "Technical Report and Mineral Resource Estimate on the Lik Deposit, Northern Alaska, U.S.A." with an effective date of April 15, 2009, and dated May 13, 2009, was prepared and signed by the following authors:

(Signed & Sealed)

Dated at Toronto, Ontario
May 13, 2009

Neil N. Gow, P.Geo.
Consulting Geologist

(Signed & Sealed)

Dated at Toronto, Ontario
May 13, 2009

William E. Roscoe, Ph.D., P.Eng.
Consulting Geologist

(Signed & Sealed)

Dated at Vancouver, British Columbia
May 13, 2009

Kevin C. Scott, P.Eng.
Principal Metallurgist

23 CERTIFICATE OF QUALIFICATIONS

NEIL N. GOW

I, Neil N. Gow, P.Geo., as the author of this report entitled "Technical Report and Mineral Resource Estimate on the Lik Deposit, Northern Alaska" prepared for Zazu Metals Corporation and dated May 13, 2009 (the Technical Report), do hereby certify that:

1. I am Consulting Geologist associated with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2. I am a graduate of the University of New England, Armidale, Australia in 1966 with a B.Sc.(Hons.).

3. I am registered as a Professional Geologist in the Province of Ontario (Reg. #433). I have worked as a geologist for a total of more than 40 years since my graduation. My relevant experience for the purpose of the Technical Report is:

    - Senior Mine Geologist, New Broken Hill Consolidated Mine, Broken Hill, NSW
    - Geological exploration in the Selwyn Basin, Yukon, for zinc-lead deposits.
    - Evaluation of the Jason deposits, Macmillan Pass, YK.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5. I visited the Lik property on October 11, 2006, September 11, 2007 and 20 to 21 August, 2008.

6. I am responsible for overall preparation of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of NI 43-101.

8. I have completed NI 43-101 reports on the Lik property, the subject of this Technical Report.

9. I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 13th day of May, 2009

(Signed & Sealed)

Neil N. Gow, B.Sc.(Hons.), P.Geo.

WILLIAM E. ROSCOE

I, William E. Roscoe, Ph.D., P.Eng., as an author of this report entitled "Technical Report and Mineral Resource Estimate on the Lik Deposit, Northern Alaska", prepared for Zazu Metals Corporation, and dated May 13, 2009, do hereby certify that:

1. I am a Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2. I am a graduate of Queen's University, Kingston, Ontario, in 1966 with a Bachelor of Science degree in Geological Engineering, McGill University, Montreal, Quebec, in 1969 with a Master of Science degree in Geological Sciences and in 1973 a Ph.D. degree in Geological Sciences.

3. I am registered as a Professional Engineer (No. 39633011) and designated as a Consulting Engineer in the Province of Ontario. I have worked as a geologist for more than 40 years since my graduation. My relevant experience for the purpose of the Technical Report is:
    - Twenty-eight years experience as a Consulting Geologist across Canada and in many other countries
    - Preparation of numerous reviews and technical reports on exploration and mining projects around the world for due diligence and regulatory requirements
    - Senior Geologist in charge of mineral exploration in southern Ontario and Quėbec
    - Exploration Geologist with a major Canadian mining company in charge of exploration projects in New Brunswick, Nova Scotia, and Newfoundland

4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I did not visit the Lik property in the preparation of this report.

6. I share responsibility for Section 17 Mineral Resource and Mineral Reserve Estimates of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 13th day of May, 2009

(Signed & Sealed)

William E. Roscoe, Ph.D., P.Eng.

KEVIN C. SCOTT

I, Kevin C. Scott P.Eng., as an author of this report entitled "Technical Report and Mineral Resource Estimate on the Lik Deposit, Northern Alaska, U.S.A.", prepared for Zazu Metals Corporation, and dated May 13, 2009, do hereby certify that:

1. I am a Principal Metallurgist with Scott Wilson Roscoe Postle Associates Inc. of Suite 388, 1130 West Pender Street, Vancouver, British Columbia, Canada V6E 4A4.

2. I am a graduate of University of British Columbia, Vancouver, Canada in 1989 with a Bachelor of Applied Science degree in Metals and Materials Engineering.

3. I am registered as a Professional Engineer in the Province of British Colombia (License # 25314) and the Province of Ontario (License # 90443342). I have worked as a metallurgical engineer for a total of 18 years since my graduation. My relevant experience for the purpose of the Technical Report is:
   - Reviews and reports as a metallurgical consultant on a number of mining operations and projects for due diligence and financial monitoring requirements
   - Process engineer at three Canadian base metals mineral processing operations
   - Senior metallurgical engineer working for three multi-national engineering and construction companies on feasibility studies and in engineering design of mineral processing plants in Canada and South America
   - Senior process manager in charge of process design and engineering for a metallurgical processing plant in South America

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I did not visit the Lik property in the preparation of this report.

6. I am responsible for preparation of Item 16 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 13th day of May, 2009

(Signed & Sealed)

Kevin C. Scott, P.Eng.

24 APPENDIX 1

LIK FEDERAL CLAIMS

Unpatented Federal Claims

District Name of Claim	BLM Serial Number	Barrow Recording Book	 Page(s)
Lik 2019 Fraction	FF-31433	16	96-98
Lik 2020-2030	FF-29421 through FF-29431	7	900-932
Lik 2031 Fraction	FF-31434	16	99-100
Lik 3019 Fraction	FF-31435	16	101-102
Lik 3020-3030	FF-29432 through FF-29442	7	933-965
Lik 3030A Fraction	FF-39283	24	521-523
Lik 3031	FF-29443	20	521
Lik 3032-3034	FF-29444 through FF-29446	7	969-977
Lik 4019 Fraction	FF-31436	20	524
Lik 4020-4021	FF-25700 through FF-25701	20	525-526
Lik 4022	FF-25702	24	524-526
Lik 4023-4026	FF-29447 through FF-29450	7	979-989
Lik 4027-4029	FF-29451 through FF-29453	20	527-529
Lik 4030-4032	FF-29454 through FF-29456	20	531-533
Lik 4033-4034	FF-29457 through FF-29458	20	535-536
Lik 5023-5026	FF-29459 through FF-29462	8	13-24
Lik 5027-5029	FF-29463 through FF-29465	20	537-539
Lik 5030	FF-29466	20	541
Lik 5031	FF-29467	20	543
Lik 5032-5034	FF-29468 through FF-29470	20	545-547
Lik 5035	FF-25703	20	548
Lik 5035X Fraction	FF-25704	24	527-529
Lik 5036-5043	FF-25705 through FF-25712	20	549-556
Lik 6020 Fraction	FF-31437	16	105-106
Lik 6021 Fraction	FF-31438	16	107-108
Lik 6022	FF-31439	16	109-110
Lik 6023-6029	FF-29471 through FF-29477	8	49-69
Lik 6030-6032	FF-29478 through FF-29480	20	562-564
Lik 6033-6043	FF-25717 through FF-25727	20	565-575
Lik 7020-7021	FF-31440 through FF-31441	16	111-114
Lik 7022-7025	FF-25732 through FF-25735	7	450-453
Lik 7026	FF-25736	24	533-535
Lik 7027-7029	FF-25737 through FF-25739	20	455-457
Lik 7030-7031	FF-25740 through FF-25741	24	536-541
Lik 7032	FF-25742	20	581
Lik 7033	FF-39286	20	582

Barrow Recording

District

Name of Claim	BLM Serial Number	Book	Page(s)
Y 111-112	FF-31442 through FF-31443	16	121-124
Z 320-322	FF-31444 through FF-31446	16	125-130
Silk 33	FF-26533	8	242-243
Silk 34-42	FF-26534 through FF-26542	8	244-252
Silk 118-142	FF-26559 through FF-26583	8	269-293
Silk 216-228	FF-26600 through FF-26612	8	310-322
Silk 229-230	FF-26613 through FF-26614	8	323-326
Silk 231-242	FF-26615 through FF-26626	8	327-338
Silk 316-326	FF-26639 through FF-26649	8	351-361
Silk 327-329	FF-26650 through FF-26652	8	362-367
Silk 330-342	FF-26653 through FF-26665	8	368-380
Silk 411-426	FF-26669 through FF-26684	8	384-399
Silk 427	FF-26685	8	400-401
Silk 428-437	FF-26686 through FF-26695	8	402-411
Silk 511-533	FF-26696 through FF-26718	8	412-434
Silk 611-633	FF-26719 through FF-26741	8	435-457
Silk 711-733	FF-26742 through FF-26764	8	458-480

25 APPENDIX 2

SIGNIFICANT DIAMOND DRILL INTERSECTIONS FROM THE 2007 AND 2008 DIAMOND DRILLING CAMPAIGNS

TABLE 25-1 2007 DIAMOND DRILLING RESULTS
Zazu Metals Corporation – Lik Deposit, Alaska

			Length			
Hole ID	From (m)	To (m)	Down Hole (m)	True Thickness (m)	Zn (%)	Pb (%)
DDH-136	64.62	69.19	4.57	3.96	4.35	6.04
	82.30	95.10	12.80	11.09	9.78	1.61
including	84.43	90.53	6.10	5.28	13.20	1.90
including	84.43	85.95	1.52	1.32	18.70	1.15
DDH-137	4.88	16.92	12.04	11.12	3.38	7.72
	34.14	76.50	42.36	39.14	6.49	1.67
including	46.02	68.58	22.56	20.84	8.59	2.35
including	64.92	68.58	3.66	3.38	15.49	1.63
including	71.63	76.50	4.87	4.50	7.52	1.36
DDH-138	7.01	32.61	25.60	23.20	8.20	2.44
including	28.50	32.61	4.11	3.72	17.57	5.28
DDH-139	29.57	46.02	16.45	14.25	8.95	2.13
including	31.09	35.36	4.27	3.70	11.90	5.28
DDH-140	55.47	58.22	2.75	2.38	4.65	1.55
DDH-141	79.25	86.72	7.47	6.47	5.69	1.23
DDH-142	117.96	131.98	14.02	12.14	8.46	3.84
Including	125.88	128.93	3.05	2.64	15.59	3.82
DDH-143	77.72	93.57	15.85	14.36	14.05	9.41
including	77.72	82.91	5.19	4.70	19.10	14.90
DDH-145	87.17	90.53	3.36	2.90	5.81	2.10
DDH-146	103.02	104.24	1.22	1.06	6.79	1.21

Note: Natural cut-off was applied. It essentially corresponds to about 3% Pb+Zn.

TABLE 25-2 2007 DIAMOND DRILLING RESULTS

Zazu Metals Corporation – Lik Deposit, Alaska

Hole	From	To	Length Down Hole (m)	Length True Thickness (m)	Pb	Zn	Ag
147	404.00	410.50	6.50		0.41	3.53	2.05
148	102.00	123.00	21.00		2.79	10.59	0.03
148	158.00	173.00	15.00		0.34	4.25	0.23
149	248.00	250.00	2.00		0.33	5.85	0.10
150	523.00	579.00	56.00		1.41	4.89	2.07
151	178.00	228.00	50.00		0.89	8.65	0.03
152	203.00	233.50	30.50		1.16	5.97	0.12
152	258.00	277.00	19.00		1.11	4.79	0.28
153	321.00	369.00	48.00		2.98	8.30	2.31
153	392.00	403.00	11.00		1.28	12.75	2.50
156	101.00	158.00	57.00		1.04	4.60	0.09
156	215.00	243.00	28.00		0.78	6.49	0.13
157	498.00	531.00	33.00		3.80	15.30	4.51
158	143.00	164.00	21.00		1.33	3.19	0.40
159	102.00	114.00	12.00		1.28	3.93	0.96
159	130.50	187.00	56.50		3.90	12.58	4.14
160	171.00	386.00	215.00		2.52	6.26	1.21
161	56.50	132.00	75.50		9.21	22.31	10.42
162	541.00	566.50	25.50		1.96	5.74	1.32
163	243.00	254.00	11.00		1.39	7.20	0.08
164	97.50	218.00	120.50		1.87	6.74	1.61
165	63.00	109.00	46.00		3.04	9.24	2.31
166	48.00	59.50	11.50		2.33	13.65	1.42
166	81.00	155.50	74.50		1.60	7.19	2.50
167	43.00	75.00	32.00		8.83	0.19	3.11
167	94.00	113.00	19.00		2.78	7.34	0.73
167	166.50	193.00	26.50		1.27	3.46	6.81
167	206.00	213.50	7.50		3.55	11.62	2.34
168	273.00	358.00	85.00		2.66	5.41	1.64
168	358.00	383.00	25.00		0.20	1.05	1.55
168	383.00	403.00	20.00		1.29	7.99	0.90
168	444.00	449.00	5.00		1.48	6.82	4.12
169	362.00	413.00	51.00		4.33	8.71	2.66
169	453.00	469.00	16.00		1.36	2.86	3.32
170	73.00	109.00	36.00		2.15	7.17	0.08
171	85.00	163.00	78.00		5.88	17.18	3.49
172	57.00	88.00	31.00		4.95	4.69	0.60

Hole	From	To	Length Down Hole (m)	True Thickness (m)	Pb	Zn	Ag
172	101.00	111.00	10.00		2.92	14.05	0.01
173	68.00	150.00	82.00		1.80	4.90	1.59
174	443.00	470.00	27.00		5.38	5.65	1.98
175	348.00	398.00	50.00		4.22	10.24	0.14
175	436.00	449.00	13.00		0.80	9.22	2.19
175	467.50	521.00	53.50		2.79	7.57	2.50
176	53.00	95.50	42.50		3.48	12.76	3.56
177	35.00	62.00	27.00		1.94	6.64	4.03
178	86.00	104.00	18.00		2.71	9.12	0.07
178	128.00	253.00	125.00		1.82	8.12	2.08
179	243.00	288.00	45.00		3.18	9.44	0.32
180	84.00	113.00	29.00		1.11	6.99	0.16
181	58.00	128.00	70.00		2.30	9.91	0.10
181	137.00	147.00	10.00		2.37	3.03	1.00
182	173.00	317.00	144.00		2.80	9.11	3.13
183	36.00	54.00	18.00		2.86	8.17	0.10
183	103.00	129.00	26.00		0.14	5.27	0.78
184	345.00	367.00	22.00		2.47	6.71	0.26
185	39.80	50.00	10.20		2.10	5.16	0.32
186	53.00	105.00	52.00		1.95	6.71	0.28
187	38.00	90.00	52.00		2.16	8.50	2.19
188	49.00	106.00	57.00		3.81	12.68	0.44
188	131.00	163.50	32.50		1.62	6.17	0.53
188	232.00	246.00	14.00		6.23	11.43	0.35
188	269.00	288.00	19.00		2.16	7.81	0.95
189	43.00	60.00	17.00		3.24	3.54	4.45
189	88.00	127.20	39.20		2.36	10.06	1.28
190	111.00	145.00	34.00		1.59	8.33	0.35
191	263.00	283.00	20.00		3.26	6.22	1.28
191	318.00	370.50	52.50		1.58	4.90	3.53
192	41.00	113.00	72.00		1.91	6.59	0.13
193	258.00	386.80	128.80		2.51	7.00	2.68
194	140.50	260.00	119.50		1.65	7.05	0.20
195	268.00	288.20	20.20		2.98	7.49	1.58
196	203.00	243.00	40.00		1.45	7.07	1.72
197	28.00	67.00	39.00		0.56	4.20	0.30
197	103.00	113.00	10.00		0.50	4.01	0.58
198	221.00	231.50	10.50		0.47	3.43	0.28
199	300.00	413.00	113.00		3.01	6.90	1.48
199	473.00	498.00	25.00		1.45	3.97	1.61
200	280.00	378.50	98.50		1.87	8.61	0.11
201	363.20	430.70	67.50		5.00	9.77	3.68
201	468.50	498.00	29.50		2.51	8.57	3.25
203	23.90	40.50	16.60		2.03	6.42	1.14
204	483.00	562.00	79.00		3.10	7.40	3.12

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS
FULL CERTIFICATE

RECEIVED
2010 JAN -4 A 9:03
CORPORATE FINANCE

I, ***Gil Atzmon, Chief Executive Officer of Zazu Metals Corporation***, certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of **Zazu Metals Corporation** (the "issuer") for the financial year ended ***December 31, 2008***.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is ***the COSO Framework***.

5.2 N/A

5.2 N/A

6. ***Evaluation:*** The issuer's other certifying officer(s) and I have

(a) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i) our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii) N/A

7. ***Reporting changes in ICFR:*** The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on ***October 1, 2008*** and ended on ***December 31, 2008*** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. ***Reporting to the issuer's auditors and board of directors or audit committee:*** The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Dated: June 3, 2009

"Gil Atzmon" (signed)

Gil Atzmon
Chief Executive Officer

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS
FULL CERTIFICATE

I, ***Ralf Langner, Chief Financial Officer of Zazu Metals Corporation***, certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of **Zazu Metals Corporation** (the "issuer") for the financial year ended ***December 31, 2008***.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is ***the COSO Framework.***

5.2 N/A

5.2 N/A

6. ***Evaluation:*** The issuer's other certifying officer(s) and I have

   (a) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

   (b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A

      (i) our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

      (ii) N/A

7. ***Reporting changes in ICFR:*** The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on ***October 1, 2008*** and ended on ***December 31, 2008*** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. ***Reporting to the issuer's auditors and board of directors or audit committee:*** The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Dated: June 3, 2009

"Ralf Langner" (signed)

Ralf Langner
Chief Financial Officer

WHEREAS, Borrower and Lender entered into that certain Third Modification, Renewal and Extension Agreement, dated **November 18, 2008** and recorded in Volume **13781**, Page **1730**, Official Public Records of Real Property of **Bexar** County, Texas; and

WHEREAS, Borrower (referred to herein as the "Obligor", whether one or more) has requested that Lender modify certain provisions of the Note, Deed of Trust and prior security instruments, all as hereinafter provided, and in consideration thereof Borrower has made certain agreements with Lender as hereinafter more fully set forth; and

WHEREAS, Lender has agreed to such requests, subject to the terms and conditions set forth herein.

NOW, THEREFORE, for and in consideration of TEN DOLLARS ($10.00) and other good and valuable consideration paid by each of the parties to the other, the receipt and sufficiency of which are hereby acknowledged and confessed, Lender and Borrower agree as follows:

1. **Acknowledgment of Outstanding Balance.** The parties hereto acknowledge that the principal balance remaining due and unpaid on the indebtedness evidenced by the Note as of the effective date hereof is the sum of **TWO HUNDRED FORTY-EIGHT THOUSAND FORTY-NINE AND 96/100 DOLLARS ($248,049.96)**. THE PARTIES ACKNOWLEDGE THAT THE REVOLVING LINE OF CREDIT FEATURE OF THE NOTE WILL NO LONGER BE APPLICABLE AND THE NEW LOAN AMOUNT UNDER THE NOTE SHALL EQUAL THE CURRENT UNPAID PRINCIPAL BALANCE OF **TWO HUNDRED FORTY-EIGHT THOUSAND FORTY-NINE AND 96/100 DOLLARS ($248,049.96)**.

2. **Interest Rate.** Interest shall be payable on the outstanding principal from the date advanced until maturity hereof at the following rates:

Interest will accrue at the rate per year, based on a 360 day year, that will be the lesser of (1) **two percent (2.00%)** per annum in excess of the Prime Interest Rate (hereafter defined), adjusted daily without notice to Borrower, based on the Prime Interest Rate then in effect, or (2) the maximum nonusurious rate of interest permitted by applicable law ("Maximum Rate"). At no time shall the interest rate be less than **seven percent (7.00%)** per annum.

All past due principal and interest shall at the option of the Lender bear interest at the Maximum Rate. If the Lender has not received the full amount of any installment payment at the end of the fifteenth (15th) day after it is due, Borrower agrees to pay a late charge to Lender. The amount of the late charge will be five percent (5%) of the amount of the overdue installment payment, not to exceed $850.00. Borrower agrees to pay the late charge promptly. The late charge will be charged only one time with respect to any late installment payment.

Interest charges will be calculated on amounts advanced hereunder on the actual number of days said amounts are outstanding. Such interest shall be computed on the basis of a 360-day year, unless the calculation results in a usurious rate of interest in which case interest will be calculated on a full calendar year basis.

The Prime Interest Rate means the annual rate of interest identified as the "prime rate" in the "Money Rates" column published in the Wall Street Journal. If the published rate is expressed on the applicable date as a range, the Prime Interest Rate for purposes of the Note will be the average between the high and low of that range. If the Wall Street Journal ceases to publish a prime rate, Lender may refer to another similar

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, ***Gil Atzmon, Chief Executive Officer of Zazu Metals Corporation***, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Zazu Metals Corporation** (the "issuer") for the interim period ended ***September 30, 2009***.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

    (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

    - (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

    - (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

    (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is ***the COSO Framework***.

5.2 N/A

5.2 N/A

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on ***July 1, 2009*** and ended on ***September 30, 2009*** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Dated: November 10, 2009

"Gil Atzmon" (signed)

Gil Atzmon
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, ***Gil Atzmon, Chief Executive Officer of Zazu Metals Corporation***, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Zazu Metals Corporation** (the "issuer") for the interim period ended ***June 30, 2009***.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is ***the COSO Framework***.

5.2 N/A

5.2 N/A

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on ***April 1, 2009*** and ended on ***June 30, 2009*** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Dated: August 12, 2009

"Gil Atzmon" (signed)
Gil Atzmon
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, ***Ralf Langner, Chief Financial Officer of Zazu Metals Corporation***, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Zazu Metals Corporation** (the "issuer") for the interim period ended ***September 30, 2009***.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is ***the COSO Framework***.

5.2 N/A

5.2 N/A

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on ***July 1, 2009*** and ended on ***September 30, 2009*** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Dated: November 10, 2009

"Ralf Langner" (signed)
Ralf Langner
Chief Financial Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, ***Ralf Langner, Chief Financial Officer of Zazu Metals Corporation***, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Zazu Metals Corporation** (the "issuer") for the interim period ended ***June 30, 2009***.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is ***the COSO Framework***.

5.2 N/A

5.2 N/A

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on ***April 1, 2009*** and ended on ***June 30, 2009*** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Dated: August 12, 2009

"Ralf Langner" (signed)

Ralf Langner
Chief Financial Officer